                                         Registration Statement No. 333-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     --------------------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                     --------------------------------------

                          DYNAMICWEB ENTERPRISES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

          New Jersey                            7372                           22-2267658
(State or Other Jurisdiction of     (Primary Standard Industrial     (I.R.S. Employer Identification
        Incorporation)               Classification Code Number)                 Number)

                          DynamicWeb Enterprises, Inc.
                                271 Route 46 West
                              Building F, Suite 209
                           Fairfield, New Jersey 07004
                                 (973) 276-3100
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                            Steven L. Vanechanos, Jr.
                             Chief Executive Officer
                          DynamicWeb Enterprises, Inc.
                                271 Route 46 West
                              Building F, Suite 209
                           Fairfield, New Jersey 07004
                                 (973) 276-3100
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

Sarah Hewitt, Esquire                            John J. Hughes, Jr., Esquire
Brown Raysman Millstein Felder & Steiner LLP     Moskowitz Altman & Hughes LLP
120 West 45th Street                             11 East 44th Street
New York, New York 10036                         New York, New York 10017
(212) 944-1515                                   (212) 953-1121

                     --------------------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is effective and all other conditions under the agreement and plan of merger (described in the proxy statement/prospectus herein) are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [___]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. [__]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [___]

                         CALCULATION OF REGISTRATION FEE

==============================================================================================
                                         Proposed          Proposed
Title of Each Class                       Maximum           Maximum
of Securities to be    Amount to be    Offering Price      Aggregate           Amount of
Registered              Registered       Per Unit       Offering Price(2)   Registration Fee
----------------------------------------------------------------------------------------------
Common Stock,         38,965,450(1)        N/A            $84,555,027           $22,323
par value $0.0001
per share
----------------------------------------------------------------------------------------------
==============================================================================================

(1) Based upon the product of (i) 14,333,965, the sum of (a) 2,792,909, the outstanding number of shares of common stock of eB2B Commerce, Inc. ("eB2B"), (b) 150,000, the number of shares of common stock of eB2B issuable upon conversion of all the outstanding shares of eB2B Series A Preferred Stock, (c) 5,999,999, the number of shares of common stock of eB2B issuable upon conversion of all of the outstanding shares of eB2B Series B Preferred Stock, (d) 4,276,057, the number of shares of common stock of eB2B issuable upon exercise of all of the outstanding warrants of eB2B, (e) 1,115,000, the number of shares of common stock of eB2B issuable upon conversion of all of the outstanding options of eB2B; and (ii) 2.72, the Exchange Ratio.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) of the Securities Act of 1933, as amended, and $2.17 represents the book value per share of the equity interests in eB2B, as of December 31, 1999, for which there is no active trading market.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                      LOGO

                          DYNAMICWEB ENTERPRISES, INC.

                      MERGER - YOUR VOTE IS VERY IMPORTANT

     The Boards of Directors of DynamicWeb Enterprises, Inc. (the "Company") and eB2B Commerce, Inc. ("eB2B") have approved a merger agreement that will result in the merger of eB2B into the Company. Immediately prior to the merger, the Company will change its state of incorporation from New Jersey to Delaware, by merging into a newly-formed, wholly-owned subsidiary of the Company which will be incorporated in Delaware ("Reincorporation"). In the proxy statement/ prospectus delivered in connection with the merger, all references to the Company, unless otherwise stated, refer to the Company as if the Reincorporation has been effected.

     If the merger is completed:

          Company stockholders will continue to own their existing shares.

          Each share of eB2B common stock will be exchanged for approximately
          2.72 shares of Company common stock (the "Exchange Ratio").

          Each share of eB2B preferred stock, options or other security convertible into eB2B common stock will be exchanged for shares of Company preferred stock, options or other securities convertible into Company common stock, as the case may be, having the same terms as the eB2B convertible securities being exchanged. The number of shares of Company common stock issuable upon exercise or conversion of such Company preferred stock, options or other convertible securities being delivered will be determined by multiplying (i) the number of shares of eB2B common stock issuable upon exercise or conversion of such eB2B preferred stock, options or other convertible security being exchanged by (ii) the Exchange Ratio. The exercise or conversion price of the Company preferred stock, option or other convertible securities being delivered will be determined by dividing (i) the exercise or conversion price of the eB2B preferred stock, option or other convertible security being exchanged by (ii) the Exchange Ratio.

     eB2B's board of directors and stockholders have already approved the adoption of the merger agreement. However, the merger cannot be completed unless the stockholders of the Company approve it. After careful consideration, the board of directors of the Company has determined that the merger with eB2B is advisable and in the best interests of its stockholders, and unanimously recommends voting FOR adoption of the merger agreement.

     The Company has scheduled a special meeting of its stockholders to vote on the merger agreement. At the special meeting, the Company's stockholders will also be asked to consider approval of the Reincorporation (which is a condition to the merger with eB2B) and to consider approval of the 2000 Stock Option Plan.

     Your vote at the Company's upcoming special meeting is very important. Whether or not you plan to attend the Company's special meeting, please take the time to vote by completing and mailing the enclosed proxy card to the Company. If your shares are held in "street name," you must instruct your broker in order to vote. If you fail to vote or return your proxy card or to instruct your broker to vote your shares, the effect will be the same as a vote against the merger agreement and the other proposals. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR adoption of the merger agreement and the other proposals.

     The Company's special meeting will be held at _________________________, on April __, 2000, at 10:00 a.m., local time.

     This proxy statement/prospectus provides you with detailed information about the proposed merger. The Company encourages you to read this document carefully.

                                           Steven L. Vanechanos, Jr.
                                           Chief Executive Officer
                                           DynamicWeb Enterprises, Inc.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of the Company securities to be issued in the merger, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

                Proxy statement/prospectus, dated March ___, 2000
           and first mailed to Company stockholders on March ___, 2000

     This proxy statement/prospectus incorporates important business and financial information about the Company that is not included in or delivered with this document. This information is available without charge to stockholders upon written or oral request to DynamicWeb Enterprises, Inc., 271 Route 46 West, Building F, Suite 209, Fairfield, New Jersey 07001, Attention: Steven L. Vanechanos, Jr. The telephone number is (973) 276-3100. Stockholders must request the information no later than five (5) business days before the date that they must make their investment decision.

     The Company has not authorized anyone to give any information or make any representation about the merger, eB2B or the Company that differs from, or adds to, the information in this proxy statement/prospectus or in the Company's documents that are publicly filed with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

     If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this proxy statement/prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this proxy statement/prospectus does not extend to you.

     The information contained in this proxy statement/prospectus is accurate only as of its date unless the information specifically indicates that another date applies. Certain information in this proxy statement/prospectus about eB2B has been supplied by eB2B.

     eB2B is a privately held company and its securities are not registered under the Securities Act of 1933 or the Securities Exchange Act of 1934. Accordingly, this proxy statement/prospectus is a proxy statement only with respect to the Company and does not contain information addressed to eB2B's stockholders in connection with any eB2B stockholder vote on the merger, except insofar as it is a prospectus with respect to the issuance of the Company common stock in connection with the merger.

                          DYNAMICWEB ENTERPRISES, INC.

                             -----------------------

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                          To Be Held on April __, 2000

                             -----------------------


To the Stockholders of DynamicWeb Enterprises, Inc.:

          DynamicWeb Enterprises, Inc., a New Jersey corporation (the "Company"), will hold its special meeting of stockholders at __________________, on April __, 2000, at 10:00 a.m., local time, to vote on:

          1. Approval of the Agreement and Plan of Merger, dated December 1, 1999, by and between the Company and eB2B Commerce, Inc. ("eB2B").

          2. A proposal to change the Company's state of incorporation from New Jersey to Delaware, by merging the Company into a newly-formed, wholly-owned Delaware subsidiary, which merger is contingent upon and would take place immediately prior to the proposed merger with eB2B.

          3. The adoption of the 2000 Stock Option Plan.

          4. Any other matters that properly come before the special meeting, or any adjournments or postponements of the special meeting.

          Record owners of the Company's common stock at the close of business on March ___, 2000 will receive notice of and may vote at the meeting, including any adjournments or postponements. A list of these stockholders will be available for inspection for ten (10) days before the meeting at the Company's offices during usual business hours. A stockholders' list will also be present at and available for inspection during the special meeting.

          The approval and adoption of the merger agreement, the reincorporation proposal and the 2000 Stock Option Plan will require the affirmative vote of the stockholders of a majority of the shares of Company common stock outstanding on the record date.

                                               Steven L. Vanechanos, Jr.
                                               Chief Executive Officer

March ___, 2000

          Your vote is important. Please mark, sign, date and return your proxy promptly, whether or not you plan to attend the Company's special meeting. The Company's board of directors unanimously recommends that you vote FOR approval of the matters that you will vote on at the Company's special meeting.

                                TABLE OF CONTENTS

                                                                                                    Page
                                                                                                    ----
QUESTIONS AND ANSWERS ABOUT THE COMPANY/eB2B MERGER................................................

SUMMARY............................................................................................
The Companies......................................................................................
The Merger.........................................................................................
What Stockholders of eB2B Stock Will Receive in the Merger.........................................
Reasons for the Merger.............................................................................
Recommendations to Company Stockholders............................................................
Share Ownership by Directors and Officers and Votes Required for Approval of the Merger............
Opinion of Financial Advisor.......................................................................
Interests of Certain Persons Involved  in the Merger...............................................
Board of Directors and Management of the Company Following the Merger..............................
Dissenters' Rights of Appraisal....................................................................
Regulatory Approval................................................................................
Federal Income Tax Consequences....................................................................
Exchange of Stock Certificates.....................................................................

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION.............................................

RISK FACTORS.......................................................................................

Risks Relating to the Merger.......................................................................
Risks Relating to the Business of the Combined Companies...........................................

THE COMPANY ANNUAL MEETING.........................................................................
Purpose, Time and Place............................................................................
Record Date; Voting Power..........................................................................
Votes Required.....................................................................................
Voting of Proxies..................................................................................
Revocability of Proxies............................................................................
Solicitation of Proxies and Consents...............................................................
Share Ownership of Management and Certain Stockholders.............................................

THE MERGER (Proposal Number One)...................................................................
General............................................................................................
Background of the Merger...........................................................................
Recommendation of the Company's Board of Directors and the Company's Reasons for the Merger........
Reasons of eB2B for the Merger.....................................................................
Opinion of Financial Advisor.......................................................................
Terms of the Merger Agreement......................................................................
Material Federal Income Tax Consequences...........................................................
Directors and Principal Officers of the Company after the Merger...................................
Interests of Certain Persons in the Merger.........................................................
Accounting Treatment...............................................................................
Restrictions on Resales by Affiliates..............................................................
Dissenters' Rights of Appraisal....................................................................
Related Agreements.................................................................................

DESCRIPTION OF COMPANY SECURITIES..................................................................

                                                                                                    Page
                                                                                                    ----
COMPARATIVE RIGHTS OF STOCKHOLDERS OF THE COMPANY AND eB2B.........................................

PRO FORMA FINANCIAL INFORMATION....................................................................

INFORMATION ABOUT THE COMPANY......................................................................
Business of the Company............................................................................
Financial Statements...............................................................................
Management's Discussion and Analysis of Financial Condition and Results of
Operations of the Company..........................................................................

INFORMATION ABOUT eB2B.............................................................................
Financial Statements...............................................................................
Management's Discussion and Analysis of Financial Condition and Results of
Operations of eB2B.................................................................................

PROPOSAL TO CHANGE THE STATE OF INCORPORATION OF THE COMPANY TO DELAWARE (Proposal Number Two).....
-- Principal Reasons for the Reincorporation Proposal
-- Principal Features of the Reincorporation Proposal
-- Comparison of Certain Charter Provisions
-- Federal Income Tax Consequences of the Reincorporation Merger
-- Rights of Dissenting Stockholders
-- Vote Required
-- Recommendation of the Board of Directors

ADOPTION AND APPROVAL OF THE 2000 STOCK OPTION PLAN (Proposal Number Three).........................

TRADEMARK MATTERS...................................................................................

LEGAL MATTERS......................................................................................

EXPERTS............................................................................................

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY..............................................

APPENDICES
APPENDIX A--Agreement and Plan of Merger........................................................... A-1
APPENDIX B--Fairness Opinion of Auerbach, Pollak & Richardson, Inc................................. B-1
APPENDIX C--Certificate of Incorporation of Newco (proposed)....................................... C-1
APPENDIX D--Bylaws of Newco (proposed)............................................................. D-1
APPENDIX E--Company Financial Statements for the year ended September 30, 1999..................... E-1
APPENDIX F--eB2B Financial Statements from Nov. 6, 1998 (inception) to Dec. 31, 1998 and for the nine months ended September 30, 1999........................................... F-1
APPENDIX G--Form of Proxy.......................................................................... G-1
APPENDIX H--2000 Stock Option Plan.................................................................

                          QUESTIONS AND ANSWERS ABOUT
                            THE COMPANY/eB2B MERGER

Q:   Why are the Company and eB2B proposing to merge?

A: The Company believes that the consummation of the merger will create a stronger, more competitive company capable of greater growth potential than either company would have on its own. The merger will afford eB2B access to the public market without some of the costs and uncertainties attendant in eB2B's making its own public offering of securities. To review the Company's and eB2B's reasons for in greater detail, see pages _____ to
     ____.

Q: Will the merger have any effect on the currently outstanding shares of the Company's common stock?

A: The reincorporation of the Company from New Jersey to Delaware is a condition to the merger. In connection with this reincorporation, Company stockholders will receive one share of common stock of a newly formed Delaware corporation in exchange for each share of Company common stock. Otherwise, the merger with eB2B will not have any effect on the shares of Company common stock. However, the number of outstanding shares of the Company's common stock will increase from approximately 5.18 million shares to approximately 44.4 million shares (on a fully-diluted basis) as a result of the Company's common stock to be issued to eB2B's stockholders in connection with the merger. Of the approximately 44.4 million fully-diluted shares, approximately 40.6 million shares are subject to lock-up agreements. See Risk Factor "The Expiration of Restrictions on the Resale of Certain Securities May Negatively Affect the Price of The Company
     Common Stock," for greater detail.

Q:   Who needs to approve the merger?

A: In addition to the approvals by the boards of directors of the Company and eB2B and the approval by eB2B's stockholders, all of which have already been obtained, the merger must be approved by the Company's stockholders to become effective. Approval by stockholders of fifty percent (50%) or more of the Company's outstanding common stock is required to approve the proposed merger.

Q:   What does a stockholder of the Company need to do now?

A: The stockholders of the Company are urged to read this proxy statement/prospectus, including its appendixes, carefully. Stockholders may also want to review the documents referenced on page [__] under "Where You Can Find More Information on the Company." After considering this information, a stockholder should vote his, her or its shares.

Q:   How does a stockholder of the Company vote?

A: Stockholders may indicate how they want to vote their shares on their proxy card and then sign and mail the completed proxy card in the enclosed return envelope as soon as possible so that their shares will be represented and voted at the Company's special meeting. A stockholder may also attend the special meeting in person instead of submitting a proxy. A stockholder should be aware that if the stockholder fails to either return the proxy card or to vote in person at the special meeting, or if the stockholder marks the proxy card "abstain," the effect will be equivalent to a vote against the merger.

Q: If you own shares of Company common stock held in "street name" by a broker, can that broker vote those shares for you?

A: A broker that holds shares of the Company's common stock in "street name" will not be able to vote those shares without instructions from the beneficial owner of those shares. Therefore, stockholders of the Company should instruct their brokers to vote their shares, following the procedure provided by their brokers.

Q: Can stockholders of the Company change their votes at any time after casting their proxy ballots?

A: Yes. Owners of the Company's common stock can change their votes at any time before their proxy cards are voted at the Company's special meeting. This can be done in one of three ways. First, a stockholder may send a written notice to Steve Vanechanos, Sr., Secretary of the Company (at the address set forth below), stating that the proxy should be revoked. Second, a new proxy card may be completed and submitted to Mr. Vanechanos, Sr. in the same manner. Third, the Company's stockholders may attend the Company's special meeting and vote in person. Attendance alone will not, however, revoke a proxy. If a broker has been instructed to vote Company shares, the broker's procedures must be followed to change those instructions.

Q:   When does the Company expect the merger to be completed?

A: The Company is working toward completing the merger as quickly as possible. The Company expects to complete the merger in the second quarter of 2000.

Q: After the merger, is the Company assured of a listing on The Nasdaq Stock Market?

A: In conjunction with the merger, the combined company will submit an application for a listing on The Nasdaq Stock Market. The Company believes that the combined company will meet many of the objective initial listing requirements of The Nasdaq Stock Market. However, The Nasdaq Stock Market has broad discretionary authority and may decide not to approve the Company's application.

Q: Will the composition of the Company's board of directors change after the merger?

A: Yes. Upon the consummation of the merger, the Company's board of directors will consist of six existing directors of eB2B and one existing director of the Company. For information regarding the board of directors of the Company, see "THE MERGER: Directors and Principal Officers of the Company After the Merger" at pages ___ and ___.

Q:   What other matters will be voted on at the meeting?

A: In addition to approving the merger agreement, Company stockholders will also be asked to vote on the change of the domicile of the Company from New Jersey to Delaware, which, if approved by the Company's stockholders, will become effective immediately prior to the consummation of the merger.

     When casting their votes on this additional proposal, Company stockholders desiring to approve the merger should bear in mind that stockholder approval of the reincorporation proposal is a condition which must be met by the Company before eB2B is obligated to consummate the merger.

     In addition, the Company stockholders will also be asked to approve the 2000 Stock Option Plan.

Q:   Where can more information about the Company be found?

A: The Company files periodic reports and other information with the Securities and Exchange Commission. This information may be read or copied at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the SEC's Internet site (http:\\www.sec.gov). For a more detailed description of information available, see "Where You Can Find More Information About the Company" at page ____.

Q:   Who can help answer any additional questions?

A: If you are a Company stockholder and have more questions about the merger, you can contact:

     Steven L. Vanechanos Jr.
     Chief Executive Officer
     DynamicWeb Enterprises, Inc.
     271 Route 46 West
     Building F, Suite 209
     Fairfield, New Jersey  07004
     Telephone:  (973) 276-3100

     If you are an eB2B stockholder and have more questions about the merger, you can contact:

     Joseph Bentley
     Executive Vice President
     eB2B Commerce, Inc.
     29 West 38th Street
     New York, New York  10018
     Telephone:  (212) 868-0920

                                     SUMMARY

     This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents referred to in this proxy statement/prospectus. Together, these documents will give you a more complete description of the transactions the Company is proposing.

                                  THE COMPANIES

DynamicWeb Enterprises, Inc.
271 Route 46 West
Building F, Suite 209
Fairfield, New Jersey  07004
(973) 276-3100

     The Company provides services and software that facilitate business-to-business e-commerce between buyers and sellers of direct goods. The Company's services include the provision of the necessary infrastructure and operational services to facilitate electronic transactions between buyers and sellers;
and consulting services to businesses that wish to build and/or operate their own e-commerce infrastructure.

eB2B Commerce, Inc.
29 West 38th Street
New York, New York  10018
(212) 868-0920

     eB2B is an Internet-based business-to-business e-commerce service provider offering manufacturers and retailers the capability to conduct cost-effective electronic commerce transactions utilizing the Internet. Through its eB2B.com portal, retailers and manufacturers can conduct real-time interactive business transactions such as product ordering, merchandising, inventory management, shipping, billing and customer service.

                                   THE MERGER

     The merger agreement is the document that governs the merger of eB2B with the Company. It is attached to this proxy statement/prospectus as Appendix A. The Company encourages you to read this document as it is the legal document that governs the merger.

                WHAT eB2B STOCKHOLDERS WILL RECEIVE IN THE MERGER

     Each share of eB2B common stock will be exchanged for approximately 2.72 shares of Company common stock.

     Each share of eB2B preferred stock, options or other securities which are convertible into eB2B common stock will be exchanged for securities which are convertible into Company common stock, having the same terms as the eB2B convertible securities being exchanged. The number of shares of Company common stock issuable upon conversion of the Company securities being delivered will be determined by multiplying (i) the number of shares of eB2B common stock issuable upon conversion of such eB2B securities by (ii) approximately 2.72. The exercise or conversion price of the Company securities being delivered will be determined by dividing (i) the exercise or conversion price of such eB2B securities by (ii) approximately 2.72.

                             REASONS FOR THE MERGER

     The Company's board of directors believes that the merger is in the best interests of the Company's stockholders because it enables the Company to expand the scope of its mission and its organization, to gain effective financial sponsorship, to gain access to substantial capital and potentially to attain a listing on The Nasdaq Stock Market. Furthermore, the Company's board of directors believes that the terms of the merger are fair to the Company's stockholders.

                     RECOMMENDATIONS TO COMPANY STOCKHOLDERS

     The Company's board of directors believes that the merger is fair to the Company's stockholders and in their best interests, and unanimously recommends that the Company stockholders vote "FOR" the proposal to adopt and approve the merger agreement. The Company's board of directors also unanimously recommends that the Company stockholders vote "FOR" the reincorporation proposal and "FOR" approval of the 2000 Stock Option Plan.

                  SHARE OWNERSHIP BY DIRECTORS AND OFFICERS AND
                     VOTES REQUIRED FOR APPROVAL OF MERGER

THE COMPANY

     The Company's directors and officers, and their affiliates, own approximately 25.4% of the Company's outstanding common stock. To become effective, the merger must be approved by stockholders of more than 50% of the Company's outstanding common stock. Steven L. Vanechanos, Jr. and Steve Vanechanos, Sr. have agreed to vote their shares constituting approximately 16.9% of the Company's common stock in favor of the proposed merger.

eB2B

     To become effective, the merger must be approved by stockholders of 50% or more of eB2B's outstanding shares entitled to vote. On December 1, 1999, the merger was approved by stockholders of more than 50% of eB2B outstanding shares entitled to vote. At the time of such approval, eB2B's directors and officers, and their affiliates, owned approximately 77.34% of eB2B's outstanding common stock.

                          OPINION OF FINANCIAL ADVISOR

     Auerbach, Pollak & Richardson, Inc. provided a written opinion to the Company's board of directors as to the fairness of the merger to the Company's stockholders from a financial point of view. The Company has attached this written opinion as Appendix B to this document. You should read this entire opinion carefully, as well as the additional information set forth under the heading "THE MERGER--Opinion of Financial Advisor" at pages___ to ___, to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Auerbach, Pollak & Richardson, Inc. in providing its opinion. This opinion is directed to the Company's board of directors and does not constitute a recommendation to any of the Company's stockholders as to how such stockholders should vote at the Company's special meeting.

               INTERESTS OF CERTAIN PERSONS INVOLVED IN THE MERGER

     In considering the recommendation of the Company's board of directors to approve the merger, Company stockholders should be aware that certain of the Company's executive officers and directors and current officers and directors of eB2B who will become directors after the merger have interests in the merger that may be considered to be different from the Company stockholders' interests. For example, certain of the Company's directors and officers will continue to be employed by the Company after the merger. Also, present and former officers and directors of eB2B and the Company will be entitled to certain indemnification and insurance rights. See "THE MERGER--Interests of Certain Persons in the Merger" at pages ____ to ___ for more information concerning these arrangements benefiting the Company's officers and directors and those of eB2B.

      BOARD OF DIRECTORS AND MANAGEMENT OF THE COMPANY FOLLOWING THE MERGER

THE BOARD OF DIRECTORS

     Upon consummation of the merger, the Company's board of directors will initially consist of seven directors, six of whom are currently directors of eB2B. One current Company director will continue as a director of the Company after the merger.

MANAGEMENT

     The present management team of eB2B will serve as the Company's management team after the merger except that the Company's Chief Executive Officer, Steven
L. Vanechanos, Jr., will become the Company's Chief Technology Officer.

                         DISSENTERS' RIGHTS OF APPRAISAL

COMPANY STOCKHOLDERS

     Owners of the Company's common stock do not have dissenters' rights of appraisal in connection with the merger under either Delaware or New Jersey law.

eB2B STOCKHOLDERS

     The merger has been approved by written consent of the owners of a majority of the shares of voting stock of eB2B. eB2B delivered a notice to each of its stockholders who did not execute the written consent approving the merger, setting forth a description of their rights to seek an appraisal of and to be paid the fair value of their shares in accordance with Section 262 of the Delaware General Corporation Law. However, none of eB2B's stockholders elected to exercise their rights of appraisal within the applicable time period allowed under Section 262.

                               REGULATORY APPROVAL

     No submissions to the Antitrust Division of the Department of Justice and the Federal Trade Commission are required of either the Company or eB2B pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                         FEDERAL INCOME TAX CONSEQUENCES

     The merger has been structured so that none of the Company, eB2B or either company's stockholders will recognize any gain or loss as a result of the merger for United States federal income tax purposes.

     For a description of certain federal income tax consequences of the transaction to stockholders of the Company and eB2B common stock, see page ____, "THE MERGER--Material Federal Income Tax Consequences."

                         EXCHANGE OF STOCK CERTIFICATES

COMPANY STOCKHOLDERS

     Company stockholders should retain their stock certificates.

eB2B STOCKHOLDERS

     After the merger is completed, eB2B stockholders will be sent written instructions for exchanging their eB2B stock certificates for Company stock certificates.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table shows the financial results actually achieved by each of the Company and eB2B (the "historical figures") as well as the results as if the companies had been combined for the period shown (the "pro forma combined" figures) under the following circumstances:

         Selected Historical and Pro Forma Data as of September 30, 1999


         THE COMPANY SELECTED HISTORICAL CONDENSED FINANCIAL DATA

         The following selected historical condensed financial data should be read in conjunction with the Company's audited financial statements and related notes and with the Company's "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are incorporated by reference in this proxy statement/prospectus. The statement of operations information for each of the years in the four year period ended September 30, 1999, and the balance sheet data as of September 30, 1999, 1998, 1997 and 1996 have been derived from the Company's financial statements, which have been audited by Richard A. Eisner & Company, LLP, and are incorporated by reference herein. Historical results are not necessarily indicative of the results to be expected in the future. No cash dividends have been declared or paid on the Company common stock.

                                                     Fiscal Year Ended September 30,
                                                     -------------------------------

                                        1996*#           1997*          1998*          1999
                                        ------           -----          -----          ----
Statement of Operations Data:
Net Revenues                          $  460,067     $    637,000   $  1,187,000   $  3,045,000
Cost of Revenue                          152,399          253,000        719,000      1,790,000
Research and development costs            28,990          235,000        412,000        534,000
Marketing and sales expenses                 ---          486,000        734,000      1,638,000
General and administrative expenses      719,443        1,369,000      1,925,000      1,876,000
                                      ----------     ------------   ------------   ------------
Operating loss                          (440,765)      (1,706,000)    (2,603,000)    (2,793,000)
Gain on Sale of asset                        ---              ---            ---         12,000
Purchased Research and Development           ---         (714,000)           ---            ---
Interest Income (expense)                (14,465)        (765,000)     (351,000)         15,000
                                      ----------     ------------   ------------   ------------
Net loss                                (455,230)      (3,163,000)    (2,954,000)    (2,766,000)
Cumulative dividends on preferred
stock                                       ---               ---        (77,000)    (1,699,000)
                                      ----------     ------------   ------------   ------------
Net loss attributed to
common stockholders                   $ (455,230)    $ (3,163,000)  $ (3,031,000)  $ (4,465,000)
                                      ==========     ============   ============   ============
Net Loss per share (basic and
diluted)                              $     (.39)    $      (2.28)  $      (1.56)  $      (1.81)
                                             ===             ====           ====           ====
Number of shares outstanding (basic
and diluted)                           1,158,905        1,386,383      1,944,132      2,460,287
                                      ==========     ============   ============   ============

Balance Sheet Data:
Working Capital                       $  200,157     $ (1,043,923)   $   207,000     $  245,000
Total Assets                             536,177          887,716      1,750,000      2,133,000
Long-Term Obligations                    197,661          185,811        181,000         24,000
Stockholders' equity                     261,684         (651,451)     1,189,000      1,269,000

* Reclassified revenue categories to conform to 1999 presentation of financial statements.

# Reflects the consolidated financial statements of the Company and its subsidiaries.

                eB2B SELECTED HISTORICAL CONDENSED FINANCIAL DATA

         You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes included elsewhere in this prospectus.

         The statement of operations data for period from November 6, 1998 (inception) to December 31, 1998 have been derived from eB2B's audited financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young, LLP. The balance sheet data as of December 31, 1998 has been derived from eB2B's audited financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young, LLP. The statement of operations data for the nine months ended September 30, 1999 have been derived from eB2B's unaudited financial statements included elsewhere herein in this prospectus. The unaudited financial statements include normal recurring adjustments that we consider necessary for a fair presentation of eB2B's results of operation. Operating results for the nine month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the entire year or for any future period. The balance sheet data for the nine months ended September 30, 1999 have been derived from eB2B's unaudited financial statements included elsewhere herein in this prospectus. No cash dividends have been declared or paid on the Company common stock.

                                         November 6, 1998
                                         (inception) to          Nine Months Ended
                                         December 31, 1998       September 30, 1999
                                         -----------------       ------------------
Statement of Operations Data:
Net Sales                                    $      ---              $       ---
Cost of Goods Sold                                  ---                      ---
                                             ----------              -----------
Gross Profit                                        ---                      ---
Selling, general and administrative
expenses                                         55,000                1,934,000
Software Development Expenses                    53,000                  548,000
                                             ----------              -----------
Total Costs and Expenses                        108,000                2,482,000
                                             ----------              -----------
Net loss                                     $ (108,000)             $(2,482,000)
                                             ==========              ===========

Net loss per share (basic and diluted)        $   (0.05)             $     (0.98)
                                                   ====                     ====
Number of shares outstanding (basic and
diluted)                                      2,307,250                2,535,167
                                             ==========              ===========

                                            December 31,             September 30,
                                               1998                      1999
                                            ------------             -------------
Balance Sheet Data:
Cash                                         $   10,000              $    63,000
Working Capital                                 (41,000)                (623,000)
Total Assets                                    384,000                  125,000
Long-Term Debt                                   86,000                   83,000
Stockholders' equity (deficit)                  247,000                 (650,000)

Comparative per share information

     The following table sets forth unaudited data concerning the net loss, dividends and book value per share for the Company and eB2B on a pro forma basis after giving effect to the merger.

         SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The selected unaudited pro forma condensed combined financial data, which has been derived from the selected historical financial statements, appearing elsewhere herein or incorporated herein by reference, gives effect to the acquisition of NetLan Enterprises Inc. This pro forma combined financial information should be read in conjunction with the pro forma financial statements and their notes. For the purpose of the unaudited pro forma condensed combined statement of operations data, the Company's results of operations for the fiscal year ended September 30, 1999 have been combined with both eB2B's results of operations for its comparable twelve month period and NetLan's results of operations for its comparable twelve month period. For the purpose of the unaudited pro forma condensed combined balance sheet data, the Company's balance sheet as of September 30, 1999 has been combined with both eB2B's and NetLan's balance sheets. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the future operating results or financial position of the combined enterprise.



                                                                Year Ended
                                                           September 30, 1999
                                                           -------------------

Pro Forma Condensed Combined Statement of
Operations Data:
Net Revenue                                                     $  7,363,478
Operating loss                                                   (13,604,612)

Net loss attributable to common stockholders                     (43,445,718)

Net loss per share--(basic and diluted)                               $(4.27)

                                                           September 30, 1999
                                                           -------------------
Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents                                       $ 30,301,806
Total assets                                                      56,482,924
Long-term obligations                                                107,061
Stockholders' equity                                              50,428,462

                           COMPARATIVE PER SHARE DATA

        The following table summarizes certain unaudited per share information for the Company and eB2B on a historical condensed basis. The following information should be read in conjunction with the audited and unaudited financial statements of the Company and eB2B. The historical book value per share is computed by dividing total stockholders' equity by the number of common shares outstanding at the end of the period. The net loss per share from continuing operations is computed by dividing the net loss from continuing operations by the weighted average number of shares outstanding.

THE COMPANY
-----------
                                                               Year Ended
                                                           September 30, 1999
                                                           -------------------
Historical Per Common Share Data:
Net loss from continuing operations--(basic and
diluted):                                                        $(1.81)
Book value:                                                      $ 0.52

EB2B
----
                                                           Nine Months Ended
                                                           September 30, 1999
                                                           ------------------
Historical Per Common Share Data:
Net loss from continuing operations--(basic and
diluted):                                                        $(0.98)
Book value:                                                      $(0.26)

eB2B Securities

     There is no established public trading market for any of eB2B's securities. As of December 31, 1999, there were approximately 31 record holders of eB2B common stock and 2,792,909 shares of eB2B common stock outstanding. As of December 31, 1999, there were 300 shares of Series A Preferred Stock and approximately 3.3 million shares of Series B Preferred Stock outstanding, and convertible into a total of approximately 6 million shares of eB2B common stock. As of December 31, 1999, there were outstanding options or warrants to purchase approximately 5.5 million shares of eB2B common stock. As of December 31, 1999 there were no shares of eB2B common stock that could be sold pursuant to Rule 144 under the Securities Act of 1933 or which eB2B has agreed to register under the Securities Act of 1933 for sale by stockholders. Since its inception, eB2B has not declared or paid any dividends on its common stock.

Historical Per Share Data

     The closing sales price per share of the Company's common stock on November 10, 1999, the last trading day preceding public announcement of the merger, was $4.75. There is no public market for eB2B's securities, therefore there is no information available with respect to the market value of shares of eB2B common stock on the last trading day preceding public announcement of the merger.

                                  RISK FACTORS

     You should carefully consider the following risk factors before deciding whether to vote in favor of the merger. You should also consider the other information in this proxy statement/prospectus and the additional information in the Company's other reports on file with the Securities and Exchange Commission and in other documents incorporated by reference in this proxy statement/prospectus. The merger may involve additional risks and uncertainties not described below.

                          RISKS RELATING TO THE MERGER

THE PRICE OF THE COMPANY'S STOCK IS VOLATILE AND THERE WILL BE NO ADJUSTMENTS TO THE NUMBER OF SHARES RECEIVED BY eB2B'S STOCKHOLDERS IF THE STOCK PRICE OF THE COMPANY'S STOCK CHANGES.

     The Company's stock price has been and is likely to continue to be volatile. For example, from October 1, 1999 through December 31, 1999, the Company's common stock traded as high as $16.75 per share and as low as $2.9375 per share. At the closing of the merger, each share of eB2B common stock will be exchanged for shares of Company common stock based on a fixed exchange ratio. No adjustment will be made as a result of changes in the market price of the Company's common stock. In addition, neither the Company nor eB2B may terminate or renegotiate the terms of the merger or resolicit the vote of its stockholders solely due to changes in the market price of the Company's common stock. Therefore, if the price of the Company common stock increases, the eB2B holders will receive more value at the completion of the merger, and if the price of the Company common stock declines, the eB2B holders will receive less value at the completion of the merger.

     Prior to and following the merger the Company's stock price is likely to continue to be highly volatile due to a variety of factors, including:

          variations in operating results or growth rates;

          announcements of technological innovations;

          the introduction of new products or services by the Company or its competitors;

          market conditions in the industry generally;

          volatility of stock prices of Internet companies generally;

          announcements of additional business combinations in the industry or by the Company;

          additions or departures of key personnel; and

          general economic conditions.

     In addition, the National Association of Securities Dealers Over-the-Counter Bulletin Board service, where many publicly held Internet companies' stock is quoted, has recently experienced extreme price and volume fluctuations. These fluctuations are often unrelated or disproportionate to the operating performance of these companies. The trading prices of many Internet companies' stocks were recently at or near historical highs and these trading prices and price-to-earnings multiples are substantially above historical levels. These trading prices and multiples may not be sustainable. These broad market and Internet industry factors may materially adversely affect the market price of the Company's common stock, warrants and other securities regardless of the Company's actual operating performance.

THE INTEGRATION OF THE TWO COMPANIES MAY BE DIFFICULT AND DELAYS IN CONSUMMATING THE MERGER AND/OR INTEGRATING THE TWO COMPANIES COULD IMPACT ADVERSELY ON THE COMPANY'S LONG-TERM PROSPECTS.

     Integrating the operations and personnel of the two companies will involve complex technological, operational and personnel-related challenges. This process will be time-consuming and expensive, and may disrupt the business of the Company after the merger. There can be no assurance that the integration of the two companies will occur rapidly or that it will result in the benefits expected by the companies. The difficulties, costs and delays that may be encountered by the Company may include:

          integrating the information and communications systems, and particularly the web site operations of the two companies, may be more challenging, expensive and time-consuming than anticipated;

          integration may negatively affect employee morale and the Company may lose key employees after the merger;

          the attention of the management of the Company may be diverted from ongoing business concerns; and

          the business cultures of the two companies may be more difficult to integrate than anticipated.

     The long term success of both eB2B and the Company is ultimately tied to a timely and effective completion of an integration effort. Delays in completing the merger will cause delays in the integration process and could adversely impact the companies' prospects for long term success.

THE EXPECTED BENEFITS OF THE MERGER MAY NOT BE REALIZED.

     The potential benefits that the companies expect to achieve as a result of the merger may be more difficult to achieve than expected, or may not be accomplished at all. For example, following the merger, the Company may be unsuccessful in its efforts to build a single, widely-recognized Internet brand name or achieve economies of scale or other cost reductions.

THE COMPANY IS SUBJECT TO LITIGATION REGARDING A CLAIM FOR A FINDER'S FEE RELATING TO THE MERGER AND MAY BE SUBJECT TO OTHER LITIGATION.

     The Company is subject to litigation that may injure its business reputation and/or result in substantial damages. On December 17, 1999, Sands Brothers & Co., Ltd. served the Company with a summons and complaint in a civil action brought in the United States District Court for the Southern District of New York. The Company had engaged Sands Brothers & Co., Ltd. to provide financial advisory, corporate finance, and merger and acquisition advice. Sands Brothers & Co., Ltd. alleges that it is entitled to compensation for introducing eB2B, the company with which the Company is planning to merge, to the Company. The Company's contention is that Sands Brothers & Co., Ltd. did not introduce eB2B to the Company and disputes that Sands Brothers & Co., Ltd. is entitled to compensation. Sands Brothers & Co., Ltd. seeks damages for breach of contract in the amount of $3,500,000, plus interest and costs, and other related relief. On January 6, 2000, the Company answered the complaint denying the material allegations contained therein. Discovery is now proceeding.

     More generally, certain of the Company's engagements involve the design and development of customized e-commerce systems that are important to its clients' businesses. Failure or inability to meet a client's expectations in the performance of services could result in a diminished business reputation or a claim for substantial damages regardless of which party is responsible for such failure. In addition, the services provided to clients may include access to confidential or proprietary client information. Although the Company has implemented policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any unauthorized disclosure or use could result in a claim against the Company for substantial damages. Contractual provisions attempting to limit such damages may not be enforceable in all instances or may otherwise fail to protect it from liability for damages. Moreover, the Company does not currently have, and does not currently plan to obtain, errors and omissions insurance.

     In addition, there is always the possibility that the Company's stockholders will blame the Company or eB2B for taking some inappropriate action that causes the loss of their investment. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation often has been instituted against that company. Similar litigation, if instituted against the Company, could result in substantial costs and a diversion of the Company's management's attention and resources. Your investment in the Company's stock may become illiquid and you may lose your entire investment.

THE COMPANY WILL LOSE CERTAIN TAX BENEFITS AS A RESULT OF THE MERGER.

     After the consummation of the merger, the Company will be limited, in accordance with Section 382 of the Internal Revenue Code, in the use of its federal net operating loss carryforwards. The federal limitations are triggered upon a change of control of a corporation. Under the Internal Revenue Code, after the consummation of the proposed merger with eB2B, the Company will be able to use approximately $868,000 per year of its potential net operating loss carryforwards. Under the New Jersey law and regulations, after the Company reincorporates in the State of Delaware, the Company will most likely lose the future use of approximately $2,200,000 in net operating loss carryforwards resulting in a potential loss of approximately $198,000 in New Jersey tax benefits.

THE COMPANY HAS NEGATIVE CASH FLOW AND LIMITED CAPITAL RESOURCES; IF THE CASH AVAILABLE TO THE COMPANY PRIOR TO THE CONSUMMATION OF THE MERGER IS NOT SUFFICIENT, THE COMPANY MAY NEED TO CONDUCT ADDITIONAL FINANCING ACTIVITIES.

     The Company's negative cash flow of the year ended September 30, 1999 was funded by proceeds from private placements of the Company's securities. On September 30, 1999, the capital resources available to the Company were not adequate to finance the Company's activities for the quarter ending December 31, 1999. Pursuant to a loan agreement with eB2B, the Company has received as of December 29, 1999 a loan in the aggregate amount of $2,000,000. The Company expects that its cash flow and the proceeds of this loan will be sufficient to support the Company's operations through June 30, 2000, by which time the Company anticipates having consummated the merger with eB2B. If the merger is delayed or is not consummated the Company may need to conduct additional financing activities. There can be no assurance that such financing activities will be successful. The merger agreement with eB2B prohibits the Company from selling its stock or from incurring additional indebtedness outside the ordinary course of business, without the prior consent of eB2B. If the merger does not occur or if Company is not able to raise additional capital if needed prior to the merger, the Company may need to scale back operations or possibly cease operations.

FAILURE TO COMPLETE THE MERGER MAY RESULT IN A NEGATIVE IMPACT ON THE COMPANY'S OPERATING RESULTS AND A NEGATIVE IMPACT ON THE COMPANY'S MARKET PRICE.

     If the merger is not completed, the Company may be subject to a number of negative effects, including:

          the Company may be required to pay eB2B a termination fee of $500,000, unless the companies have mutually agreed to withdraw from completing the merger;

          the Company will remain obligated to repay to eB2B the principal and interest of a loan made to the Company having a principal amount of $2,000,000, which if not repaid upon maturity is convertible into Company Common Stock at $.25 per share by eB2B.

          the Company's stockholders may experience dilution to their stock ownership due to warrants granted to eB2B in connection with the loan made to the Company and the conversion of loan principle into Company common stock;

          costs associated with the merger, such as legal and accounting costs, must be paid by the Company even if the merger is not completed; and

          the market price of the Company's common stock may decline if the current market price of the common stock reflects an assumption that the merger will be completed.

     In addition, if the merger is not completed and the Company seeks to locate another strategic partner, the Company may be unable to find a willing partner or to structure a transaction on terms which are equivalent or more attractive to the terms of the merger. This risk may be exacerbated by the presence of the indebtedness that the Company incurred in connection with the loan from eB2B, as well as the dilutive effect of the warrants issued by the Company in connection with such loan.

     Any of the foregoing risks may have an adverse effect on the value of the Company's securities.

         RISKS RELATING TO THE BUSINESS OF THE COMPANY AFTER THE MERGER

EACH OF THE COMPANY AND eB2B HAS INCURRED AND WILL CONTINUE TO INCUR SUBSTANTIAL LOSSES; CONSEQUENTLY, ADDITIONAL CAPITAL WILL BE NEEDED TO CONTINUE OPERATIONS.

     The Company has engaged in the business of electronic commerce since March 1996 and has incurred net losses from operations since that time. As of September 30, 1999, the Company had lost a total of $2,766,000. eB2B has incurred net losses from operations during each fiscal period since its inception. The Company cannot give assurances that it will soon make a profit or that it will ever make a profit. Even though the Company expects that sales will increase substantially in the near future, expenses are expected to outpace sales. Among other things, to achieve profitability, the Company will be required to market and sell substantially more products and services, and hire and retain qualified and experienced employees. The Company cannot give assurances that it will be successful in its efforts.

     Following the merger, the Company expects to invest heavily in acquisitions, infrastructure development, applications development and sales and marketing in order to extend its services to potential customers and partners, and expects to continue to incur net losses. The Company anticipates that, following the merger, its available cash resources, including the net proceeds from eB2B's recent private placement of securities, will be sufficient to meet anticipated working capital and capital expenditure requirements for at least the next 12 months. However, the actual time period may differ materially from that indicated in the foregoing forward-looking statement as a result of a number of factors, and the Company may be required to obtain additional financing at an earlier date. Such financing may not be available in sufficient amounts or on favorable terms when required, and may dilute the stock of existing stockholders. Accordingly, there can be no assurance that present capital resources will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements for this period. The Company does not have any commitments or arrangements for additional funding. If the Company lacks sufficient capital, it may not be able to take advantage of unanticipated opportunities, develop new products or services, or otherwise respond to competitive pressures, and may need to substantially curtail its operations.

THE COMPANY'S AUDITORS HAVE EXPRESSED DOUBT REGARDING THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN.

     The Company's auditors' opinion on the financial statements for the fiscal year ended September 30, 1999 calls attention to substantial doubts as to the ability of the Company to continue as a going concern.

THE COMPANY AND eB2B HAVE LIMITED OPERATING HISTORIES AND THEREFORE YOU CANNOT EVALUATE THEIR PROSPECTS BASED ON PAST RESULTS.

     The merger will combine two companies that have limited operating histories in the business-to-business electronic commerce industry. The Company has engaged in electronic commerce since March 1996 and eB2B was incorporated in November 1998 and to date has not generated any revenues. Since both companies have a limited operating history upon which you can evaluate their business and prospects, you should consider all of the risks, expenses and uncertainties typically encountered by young companies that operate in the new and rapidly evolving markets for Internet products and services. These risks include:

          evolving and unpredictable business models;

          intense competition;

          the need and ability to manage growth;

          the rapid evolution of technology in electronic commerce; and

          insufficient capital.

eB2B'S AND THE COMPANY'S BUSINESS MODEL IS UNPROVEN AND MAY NOT BE SUCCESSFUL.

     eB2B's business-to-business electronic commerce model is based on the development of trading communities for the purchase and sale of goods between manufacturers and retailers. To date, eB2B has generated no revenue from the trading communities. The success of eB2B's business model following the merger, will depend upon a number of factors, including:

          changes in and continued growth of the Internet for processing business to business transactions;

          the number of manufacturers and retailers that participate in the trading communities;

          the Company's ability to attract current customers and maintain customer satisfaction;

          the Company's ability to upgrade, develop and maintain the technology necessary for its operations;

          the introduction of new or enhanced services by the Company's competitors;

          the pricing policies of competitors; and

          the Company's ability to attract personnel with Internet industry expertise.

     If its business strategy is flawed or if the Company fails to execute its strategy effectively, the business, operating results and financial condition of the Company after the merger will be substantially harmed. Neither the Company nor eB2B has substantial experience in developing and operating trading communities and neither company can assure you that the trading communities will be operated effectively, that manufacturers or retailers will join the trading communities or that the Company will generate significant revenues from transactions processed within the trading communities.

THE BUSINESS OF PROVIDING SERVICES OVER THE INTERNET IS A NEWLY EMERGING MARKET AND THEREFORE IS DIFFICULT TO EVALUATE.

     Internet-based business-to-business commerce is a newly emerging market. Consequently, it is difficult to evaluate the Company's or eB2B's businesses and prospects based on the performance of other companies operating within their markets. In addition, the companies' pro forma historical financial information is of limited value in projecting future operating results due, in part, to the emerging nature of the electronic commerce market.

THE SUCCESS OF THE COMPANY WILL DEPEND ON EXPANDING MARKET ACCEPTANCE FOR INTERNET BUSINESS-TO-BUSINESS ELECTRONIC COMMERCE.

     The Company's future revenues and any future profits depend upon the widespread acceptance and use of the Internet as an effective medium of business-to-business electronic commerce, particularly as a medium to perform goods procurement and fulfillment functions in the markets targeted by eB2B and the Company. If the use of the Internet in electronic commerce in such markets does not grow or if it grows more slowly than expected, the Company's business will suffer. A number of factors could prevent such growth, including:

          Internet electronic commerce is at an early stage and retailers may be unwilling to shift their purchasing from traditional methods to electronic methods;

          Internet electronic commerce may not be perceived as offering a cost savings to users;

          the necessary network infrastructure for substantial growth in usage of the Internet may not be adequately developed;

          increased governmental regulation or taxation or a general shift from flat rate pricing to usage based pricing for Internet access may adversely affect the viability of electronic commerce;

          insufficient availability of telecommunication services or changes in telecommunication services could result in slower response times;

          technical difficulties; and

          concerns regarding the security of electronic commerce transactions.

SECURITY RISKS ASSOCIATED WITH ELECTRONIC COMMERCE MAY DETER FUTURE USE OF THE COMPANY'S AND eB2B'S PRODUCTS AND SERVICES.

     A fundamental requirement to conduct Internet-based, business-to-business electronic commerce is the secure transmission of confidential information over public networks. Failure to prevent security breaches of the trading communities, or well publicized security breaches affecting the Internet in general, could significantly harm the Company's business, operating results and financial condition. There can be no certainty that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not result in an ability to compromise or breach the systems which the Company uses to protect content and transactions from unauthorized access. If these security measures are breached, a person could misappropriate proprietary or confidential information or cause interruptions in operations. There are significant cost requirements to protect against security breaches or to alleviate problems caused by breaches. Further, a well-publicized compromise of security could deter potential customers from using the Internet to conduct financial transactions or to transmit confidential information.

ADDITIONAL GOVERNMENTAL REGULATIONS MAY INCREASE COSTS OF DOING BUSINESS.

     The laws governing Internet transactions remain largely unsettled. The adoption or modification of laws or regulations relating to the Internet could harm the Company's business, operating results and financial condition by increasing its costs and administrative burdens. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, consumer protection and taxation apply to the Internet. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The growth and development of electronic commerce may prompt calls for more stringent consumer protection laws as well as new laws governing the taxation of Internet-based commerce. The Company must comply with new regulations in the United States, as well as any regulations adopted by other countries where the Company may do business. Compliance with any newly adopted laws may prove difficult for the Company and may harm its business, operating results and financial condition.

FAILURE TO EXPAND INTERNET INFRASTRUCTURE COULD LIMIT FUTURE GROWTH.

     The recent growth in Internet traffic has caused periods of decreased performance. If Internet usage continues to grow rapidly, its infrastructure may not be able to support these demands and its performance and reliability may decline. If outages or delays on the Internet occur frequently, overall Internet usage, including usage of the Company's products and services, could grow more slowly or decline. The Company's ability to increase the speed and scope of its services to its customers is ultimately limited by and depends upon the speed and reliability of both the Internet and the customers' internal networks. Consequently, the emergence and growth of the market for the Company's services depends upon improvements being made to the entire Internet as well as to the individual customers' networking infrastructures to alleviate overloading and congestion. If these improvements are not made, the ability of the customers to utilize the Company's Internet-based services will be hindered, and the Company's business, operating results and financial condition may be materially adversely affected.

THE INTERNET-BASED BUSINESS-TO-BUSINESS INDUSTRY IS HIGHLY COMPETITIVE AND HAS LOW BARRIERS TO ENTRY.

     The market for Internet-based, business-to-business electronic commerce solutions is extremely competitive. The Company's competition is expected to intensify as current competitors expand their service offerings and new competitors -- including larger, more established companies with more resources -- enter the market. There can be no assurance that the Company will be able to compete successfully against current or future competitors, or that competitive pressures will not harm the Company's business, operating results or financial condition. Because there are relatively low barriers to entry in the electronic commerce market, competition from other established and emerging companies may develop in the future. In addition, users and technology partners of the Company may become competitors in the future. Certain competitors may be able to negotiate alliances with technology partners on more favorable terms than the Company is able to negotiate. Increased competition is likely to result in lower average transaction prices, reduced margins and decrease or loss of market share, any of which could harm the Company's business, operating results or financial condition. In addition, competitors may be able to develop services that are superior to, or that achieve greater acceptance than, the services currently offered by the Company and eB2B and the services which may be offered by the Company following the merger.

REVENUE GROWTH MAY BE DELAYED BY LENGTHY SALES AND IMPLEMENTATION CYCLES.

     The period between initial contact with a potential customer and the enrollment in eB2B's trading communities is often long and may have delays associated with the lengthy budgeting and approval process of such potential customers. These lengthy cycles will have a negative impact on the timing of the combined Company's revenues, especially the realization of any transaction fee-based revenues. A customer's decision to purchase these services is discretionary, involves a significant commitment of resources, and is influenced by the customer's budgetary cycle. To successfully sell the services offered by eB2B and the Company, the Company after the merger must educate potential customers regarding the use and benefit of such services, which can require significant time and resources.

IF THE COMPANY CANNOT ENROLL A SUFFICIENT NUMBER OF MAJOR MANUFACTURERS OR RETAILERS IN THE TRADING COMMUNITIES, THE COMPANY WILL NOT BE ABLE TO ATTRACT ADDITIONAL MANUFACTURERS AND RETAILERS.

     eB2B's business model depends in large part on its ability to create a network effect of manufacturers and retailers. Manufacturers may not be attracted to the network trading communities if there are an insufficient number of major retailers within the communities. Similarly, retailers may not perceive value in the communities if there are an insufficient number of major manufacturers. If the Company is unable to increase either the number of manufacturers or retailers, the Company will not be able to benefit from any network effect. As a result, the overall value of the trading communities would be adversely affected, which could negatively affect the Company's business, operating results and financial condition.

THE BUSINESS OF THE COMPANY IS DEPENDENT ON A LIMITED NUMBER OF PRODUCTS AND SERVICES.

     The Company derives most of its revenues from a limited number of products and services. The development and marketing of many of these products and services involve substantial costs. If one or more of the Company's products or services fails to achieve anticipated results, the Company would be adversely affected. The Company cannot predict whether it will:

          continue to remain dependent upon a limited number of products and services for a substantial portion of its revenues;

          introduce products and services that are commercially viable; or

          introduce products or services which have life cycles sufficient to permit the Company to recoup the development, marketing and other costs associated with the product or service.

THE BUSINESS OF THE COMPANY IS DEPENDENT ON A LIMITED NUMBER OF CUSTOMERS.

     The Company derives its revenues from a limited number of customers. Approximately twenty-nine percent (29%) of the Company's revenues for the fiscal year ended September 30, 1999 was derived from one customer: Toys R Us. The only product or service that Toys R Us received from the Company was EDIxchangeSupport. There is no assurance that Toys R Us will continue to require the Company's products or services on the current terms or at all.

     If Toys R Us or any other customer of the Company were to substantially reduce or stop their use of its products or services, the Company's business, operating results and financial condition would be harmed. Following the merger, the Company expects that it will continue to derive its revenues from a limited number of customers. Generally, neither the Company nor eB2B has long-term contractual commitments from any of its current customers and customers may terminate their contracts with either the Company or eB2B with little or no advance notice and without significant penalty. As a result, the Company cannot assure you that any of the current customers of the Company or eB2B will continue to use the Company's products or services in future periods.

     Furthermore, the Company's business model depends in large part on its ability to build a critical mass of customers. Customers may not be attracted to the Company if there are an insufficient number of other customers in the supply chain using the Company's services. If the Company is unable to increase the number of customers, the Company will not be able to benefit from any network effect. As a result, the overall value of the trading communities and the Company's solutions would be adversely affected, which could negatively affect its business, operating results and financial condition.

THE COMPANY MUST HAVE THE ABILITY TO QUICKLY ADAPT TO TECHNOLOGICAL CHANGES AND CUSTOMER PREFERENCES.

     The Internet and electronic commerce industries are characterized by:

          rapid technological change;

          changes in user and customer requirements and preferences;

          frequent introductions of new products and services embodying new technologies; and

          the emergence of new industry standards and practices.

If the Company does not respond to these developments quickly and efficiently, it will not be competitive within the industry. The Company faces a significant danger because it presently has a limited number of products and services to offer potential customers. If the Company fails to determine accurately the features its customers require, enhance its existing services or develop new services, it may lose current and potential customers. Some of the Company's customers also may require customized features or capabilities, which would increase the Company's costs and consume its limited resources. If the Company does not respond to the rapid technological changes in the industry, its services could become obsolete and its business will be severely harmed.

THE COMPANY'S BUSINESS IS DEPENDENT ON INTELLECTUAL PROPERTY RIGHTS.

     To protect its proprietary products, the Company relies on a combination of copyright, patent, trade secret and trademark laws, as well as contractual provisions relating to confidentiality and related matters. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that competitors will not independently develop similar or superior technology.

THE COMPANY IS DEPENDENT ON ESSENTIAL TECHNOLOGY AND SOFTWARE.

     In addition, the Company incorporates software licensed from third parties and any defects or significant interruption in the availability of these products could harm the Company's business. For example, the Company uses software from Oracle Corporation, Sterling Commerce, Inc., TSI International Software Ltd., Red Hat, Inc. and Sun Microsystems, Inc. Some of the software licensed from third parties would be difficult to replace. This software may not continue to be available on commercially reasonable terms or at all. The loss or inability to maintain any of these technology licenses could result in delays in the sale of the Company's services until equivalent technology, if available, is identified, licensed and integrated. Such delays could harm the Company's business. The Company may not be able to replace the functionality provided by third-party software currently offered with the Company's services if that software is found to be obsolete, defective or incompatible with future versions of the Company's services or if that software is discontinued or upgraded in such a way that it becomes incompatible with the Company's services. In addition, if this third-party software is not adequately maintained or updated it may become incompatible with the Company's current services. The absence of, or any significant delay in, the replacement of third-party software could result in delayed or lost sales and increased costs and could harm the Company's business and operating results.

     Additionally, the Company relies on "open source" software like Linux, Apache and Practical Extraction and Reporting Language (known as "PERL") to provide critical aspects of its e-commerce service offerings. In particular, the Company's EDIxchangeBuy/Sell server is written in PERL. PERL is widely used to write Internet application software. A single individual, Larry Wall, owns the copyright for the PERL language. Since PERL's inception, Mr. Wall has opted to freely license and distribute PERL in both source code and object code form. There is no assurance that Mr. Wall will continue this practice. Should Mr. Wall decide to charge fees for licensing PERL, both the future development of PERL and the Company's operating results could be adversely affected.

THE COMPANY IS DEPENDENT ON ITS PRIMARY DATA CENTER.

     The Company operates its primary data center at Exodus Communications, Inc.'s Internet Data Center facility in Jersey City, New Jersey. The data center operates twenty-four (24) hours a day, seven (7) days a week, and is connected to: (1) the Internet via Exodus Communications, Inc.; and (2) the electronic data interchange ("EDI") network via AT&T and IBM Global Network. The data center consists primarily of servers, storage subsystems, and other peripheral technology to provide on-line, batch and back-up operations. Customers' data is backed-up daily and stored off-site.

     The Company relies on Exodus Communications, Inc. to provide the Company with Internet capacity, security personnel and fire protection, and to maintain the facilities, power and climate control necessary to operate the Company's servers. Additionally, the Company relies on Exodus Communications, Inc. for redundant subsystems, such as multiple fiber trunks from multiple sources, fully redundant power on the premises and multiple back-up generators. If Exodus Communications, Inc. fails to adequately host or maintain the Company's servers, the Company's services could be disrupted and its business and operating results could be significantly harmed. Since December 1997, Exodus Communications, Inc. has provided the facilities and the hosting and maintenance services for the Company's servers used to process transactions. The Company's agreement with Exodus Communications, Inc. has a term of one year and is automatically renewable for additional one year terms.

     There can be no assurance that Exodus Communications, Inc. can effectively provide and manage the aforementioned infrastructure and services in a reliable fashion.

EACH OF eB2B AND THE COMPANY IS DEPENDENT ON RETAINING KEY PERSONNEL.

     Prior to and following the merger, the future performance of eB2B and the Company will depend upon retaining key personnel. The loss of services of one or more key employees, especially Peter J. Fiorillo, the Chief Executive Officer of eB2B and Steven L. Vanechanos, Jr., the Chief Executive Officer of the Company prior to the merger, could have a materially adverse effect on the business, operating results and financial condition of the Company after the merger. The Company will require that key personnel sign confidentiality and non-competition agreements as a part of their employment but even the enforcement of these agreements will not protect the Company from the loss of an employee's knowledge and expertise upon termination of employment. To protect itself against dependence on a few individuals, the Company after the merger may have life insurance policies for key employees. Nevertheless, financial compensation may not replace the knowledge loss upon the incapacity or death of a key employee.

THE COMPANY MUST EXPAND ITS SALES AND MARKETING CAPABILITIES, AND INCREASE ITS TECHNICAL STAFF.

     The Company must substantially expand its sales, operations and marketing efforts in order to increase market awareness and sales of its products and services. The Company will also need to increase its technical staff to support the growth of the business. To develop these capabilities, the Company must hire and retain additional sales, marketing and technical personnel. However, competition for qualified sales, marketing and technical personnel is intense. As a result, the Company might not be able to hire and retain sufficient numbers of such personnel. If the Company fails to hire and retain sufficient numbers of sales, marketing and technical personnel, its business, operating results and financial condition would be adversely affected.

THE COMPANY'S PRODUCTS MAY CONTAIN DEFECTS.

     The Company's products are complex and may contain undetected errors which become apparent only after introduction or adaptation to a customer's computer systems. In particular, computer hardware is characterized by a wide variety of non-standard peripherals and configurations that cause pre-release testing for errors to be highly difficult and time-consuming. Remedying such errors may delay the provision of the Company's services and products, cause the Company to incur additional costs and adversely affect the Company's reputation.

THE COMPANY WILL BE SUBJECT TO CERTAIN LEGAL RISKS AND UNCERTAINTIES RELATING TO THE INFORMATION TRANSMITTED IN TRANSACTIONS CONDUCTED BY ITS CUSTOMERS.

        In the course of its business, the Company will be exposed to certain legal risks and uncertainties relating to information transmitted in transactions conducted by its customers. The services provided to customers may include access to confidential or proprietary information. Any unauthorized disclosure of such information could result in a claim against the Company for substantial damages. In addition, the Company's services include managing the collection and publication of catalog content. The failure to publish accurate catalog content could deter users from participating in trading communities, damage the Company's business reputation and potentially expose it to legal liability. From time to time, some of the Company's manufacturers may submit inaccurate pricing or other catalog information. Even though such inaccuracies may not be caused by the Company and are not within its control, similar consequences could occur. Although the Company believes that it has implemented and will continue to implement policies to prevent disclosure of confidential or inaccurate information, there can be no assurance that claims alleging such matters may not be brought against the Company. Any such claim may be time-consuming and costly and may adversely affect the Company's business and financial condition. The Company maintains insurance for many of the risks encountered in its business; however, the Company's present insurance policies do not cover all potential areas of exposure which may result from the Company's business.

THE COMPANY'S BUSINESS WILL SUFFER IF IT FAILS TO MANAGE ITS GROWTH.

        The Company has rapidly and significantly expanded its operations and expects that, if and when the merger is consummated, the Company will continue to do so. This growth has placed a significant strain on the Company's managerial, operational, financial and other resources and is expected to continue to strain the resources of the Company following the merger. If the Company is unable to respond to and manage this expected growth, then the quality of its services and its results of operations could be materially adversely affected.


         RISKS RELATING TO AN INVESTMENT IN THE COMPANY'S COMMON STOCK

THE COMPANY'S QUARTERLY OPERATING RESULTS MAY VARY, WHICH COULD AFFECT THE MARKET PRICE OF ITS COMMON STOCK.

        Fluctuations in the Company's quarterly results could adversely affect the market price of the Company's common stock in a manner unrelated to its long-term operating performance. The Company expects to increase activities and spending in substantially all operational areas and will base its expense levels on anticipated revenue levels. The Company may not be able to reduce its spending as a short-term in response to any shortfall in revenue which may occur. For these and other reasons, the Company may not meet the earnings (loss) estimates of securities analysts or investors and its stock price could be adversely affected.

A LISTING ON THE NASDAQ STOCK MARKET IS NOT ASSURED.

        In conjunction with the merger, the combined company will submit an application for a listing on The Nasdaq Stock Market. The Company believes that the combined company will meet the objective initial listing requirements of The Nasdaq Stock Market. However, The Nasdaq Stock Market has broad discretionary authority and may decide not to approve the Company's application.

FOLLOWING THE MERGER, THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS WILL HAVE SIGNIFICANT CONTROL AND INFLUENCE OVER THE COMPANY.

        As a group, following the merger, the Company's directors and executive officers will beneficially own approximately 24.02% of the Company's outstanding common stock, on a fully diluted basis. If they vote together, the directors and executive officers will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors. The interests of the directors and executive officers of the Company may conflict with the interests of the other stockholders of the Company.

FOLLOWING THE MERGER, THE COMPANY MAY ENTER INTO ADDITIONAL BUSINESS COMBINATIONS, EACH OF WHICH MAY ENTAIL ADDITIONAL RISKS AND COMPLICATIONS.

        As part of its business strategy, the Company may elect to enter into additional business combinations. Such transactions are typically accompanied by a number of risks, including:

          the difficulty of integrating the operations and personnel of the acquired companies;

          the attention of management of the Company may be diverted;

          the challenges of integrating technology, including unanticipated expenses;

          the risk of unknown liabilities of the acquired companies;

          the impact of new personnel on uniform procedures, standards and policies developed by the Company;

          impairment of relationships with customers; and

          if stock is used to pay for such transactions it would dilute existing stockholders.


        The Company may fail to address these risks or any other complications relating to potential business combinations, which may have a negative affect on the Company's business and stock price.

"PENNY STOCK" RULES MAY MAKE SELLING THE COMPANY'S SECURITIES DIFFICULT.

        The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that the system provides current price and volume information with respect to transactions in such securities). The penny stock rules require broker-dealers to deliver, prior to any transaction in a penny stock, certain information to their customers and to comply with other requirements which may have the effect of reducing the level of trading activity in a penny stock and make it more difficult to sell such stock.

        In the past, the price of the Company's common stock has often been below $5.00 per share and, since the Company common stock has not traded on an applicable national security exchanges or The Nasdaq Stock Market, at such times the stock has been subject to the penny stock rules. The Company has filed an application for listing its common stock on The Nasdaq Stock Market. The Company believes that, upon consummation of the merger, the Company common stock will be approved for trading on The Nasdaq Stock Market. However, The Nasdaq Stock Market has broad discretion. There can be no assurance that The Nasdaq Stock Market will approve the Company's application or that the Company's common stock will become exempt from the penny stock rules.

THERE MAY BE A LIMITED MARKET FOR THE SHARES OF THE COMPANY'S COMMON STOCK.

        At times, the Company's common stock has not been traded actively and the investment community has not shown a great deal of interest in the Company's shares. Simply stated, there have been relatively few buyers and sellers of the Company's stock. A limited volume of transactions may make it difficult for a stockholder to sell the Company's common stock.

THE COMPANY DOES NOT ANTICIPATE PAYING DIVIDENDS ON ITS COMMON STOCK.

        Neither the Company nor eB2B has ever paid dividends on its common stock. Following the merger, the Company does not anticipate paying dividends in the future. The Company intends to reinvest any funds that might otherwise be available for the payment of dividends in further development of the Company's business following the merger.

THE EXERCISE OR CONVERSION OF CONVERTIBLE SECURITIES MAY DILUTE THE PERCENTAGE OWNERSHIP OF THE OWNERS OF COMPANY COMMON STOCK AND MAY NEGATIVELY AFFECT THE PRICE OF THE COMMON STOCK.

     After the merger the Company will have a substantial number of outstanding shares of convertible preferred stock and a substantial number of outstanding options and warrants to purchase shares of Company common stock. If a significant number of these shares of preferred stock were converted or if a significant number of these options or warrants were exercised, the percentage ownership of the holders of Company common stock would be materially diluted. Such conversion or exercise of convertible securities could negatively affect the price of the Company's common stock.

THE EXPIRATION OF RESTRICTIONS ON THE RESALE OF CERTAIN SECURITIES MAY NEGATIVELY AFFECT THE PRICE OF THE COMPANY COMMON STOCK.

     A significant number of shares of common stock which are currently outstanding, and a significant number of shares of common stock underlying convertible preferred stock, options or warrants, are subject to lock up agreements under which the stockholders have agreed not to sell such shares for specified periods of time. Specifically:

      In connection with eB2B's most recent private placement, which was completed in December 1999, each of the investors in such private placement were required to enter into lock up agreements prohibiting the sale of the securities purchased in the private placement for a period of at least twelve (12) months from the closing of such private placement.

      The merger agreement between the Company and eB2B requires that all of the directors, officers and principal stockholders of the Company enter into lock up agreements prohibiting the sale of such securities for a period equal to that agreed to by investors in eB2B's most recent private placement.

      In accordance with an agreement between eB2B and Commonwealth Associates, L.P., the placement agent in connection with eB2B's private placement, each of the directors, officers and principal stockholders of eB2B were required to enter into lock up agreements prohibiting the sale of any securities held by such persons for at least twelve (12) months from the closing of the private placement.

     Upon the expiration of the restrictions imposed by the lock up agreements described above, the persons party to those agreements will be able to sell their shares, subject to the restrictions imposed by the federal securities laws. In the event that such persons elect to sell their shares of Company common stock, the market price of the Company common stock may be adversely affected.

INACCURACIES IN FORWARD-LOOKING STATEMENTS MAY BE MATERIAL.

         Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this proxy statement/prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements following the merger to be materially different from any future results, levels of activity performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this proxy statement/prospectus.

         In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "thinks," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable terminology.

                          THE COMPANY'S SPECIAL MEETING

                             PURPOSE, TIME AND PLACE

                  The Company is furnishing this proxy statement/prospectus to the holders of shares of the Company's common stock in connection with the solicitation of proxies by the Company's board of directors for use at the Company's special meeting to be held on April __, 2000. The Company's special meeting will be held at ___________________ ______________, at 10:00 a.m., local time, and at any adjournments or postponements thereof.

                  At the Company's special meting, the owners of the Company's common stock will be asked to vote on proposals to:

                  adopt and approve the agreement and plan of merger, dated December 1, 1999, by and between the Company and eB2B and the transactions contemplated thereby;

                  change the state of incorporation of the Company from New Jersey to Delaware by merging the Company into a newly-formed, wholly-owned Delaware subsidiary, with the subsidiary as the surviving entity of such merger, which merger is contingent upon and would take place immediately prior to the proposed merger with eB2B;

                  adopt and approve the 2000 Stock Option Plan; and

                  vote on any other matters that properly come before the special meeting, or any adjournments or postponements of the special meeting.


                            RECORD DATE; VOTING POWER

         The Company's board of directors has fixed the close of business (5:00 p.m., New York time) on March __, 2000 as the record date for determining the holders of shares of the Company's common stock entitled to notice of, and to vote at, the Company's special meeting. Only holders of record of Company common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting.

         At the close of business on the record date, ______ shares of Company common stock were issued and outstanding and entitled to vote at the Company's special meeting. Holders of record of Company common stock are entitled to one vote per share on any matter which may properly come before the Company's meeting. Votes at the Company's special meeting may be cast in person or by proxy.

         The presence at the Company's special meeting, either in person or by proxy, of the holders of a majority of the outstanding shares of the Company's common stock entitled to vote is necessary to constitute a quorum in order to transact business at the meeting. However, in the event that a quorum is not present at the special meeting, the Company expects to adjourn or postpone the meeting in order to solicit additional proxies.

                                 VOTES REQUIRED

         Approval of the merger agreement and each of the other proposals will require the affirmative vote of a majority of the outstanding shares of the Company's common stock outstanding on the record date. Abstentions by the Company's stockholders will have the same effect as a vote against the proposals, although they will count toward the presence of a quorum. You may vote your shares by completing and returning the enclosed proxy card.

         Brokers who hold shares of Company common stock as nominees, in the absence of instructions from the beneficial owners thereof, will not have discretionary authority to vote for approval and adoption of the merger agreement, but brokers who hold shares of Company common stock as nominees, with discretionary authority to vote, will have such authority to vote such shares for the proposal or the other proposals. Any shares which are not voted because the nominee-broker lacks discretionary authority will have the same effect as a vote against the proposals. Accordingly, any beneficial owner of the Company's common stock whose stock is held by a broker as a nominee should instruct their broker as to how to vote their shares. See "Voting of Proxies" below.

                                VOTING OF PROXIES

         Shares of the Company's common stock represented by properly executed proxies that the Company receives prior to the start of the Company's special meeting will be voted at the special meeting in the manner specified by such proxies. Company stockholders should be aware that, if their proxy is properly executed but does not contain voting instructions, their proxy will be voted FOR adoption and approval of each of the proposals before the special meeting. Company stockholders should also be aware that, if their proxy is not submitted or is improperly executed, their proxy will be voted against adoption and approval of each of the proposals.

         The Company does not expect that any matter other than as described herein will be brought before the Company's special meeting. If other matters are properly presented before the meeting, the persons named in a properly executed proxy will have authority to vote in accordance with their judgment on any other such matter, including any proposal to adjourn or postpone the meeting or otherwise concerning the conduct of the meeting; provided that a properly executed proxy that has been designated to vote against the adoption and approval of the merger agreement will not be voted, either directly or through a separate proposal, to adjourn the meeting to solicit additional votes.

                             REVOCABILITY OF PROXIES

         The grant of a proxy on the enclosed proxy card or a vote by telephone, does not preclude a stockholder from voting in person. Also, a stockholder of the Company may revoke or change their vote on a proxy at any time prior to its exercise by:

            delivering, prior to the start of the Company's special meeting, to Steve Vanechanos, Sr., Secretary of the Company, 271 Route 46 West, Building F, Suite 209, Fairfield, New Jersey 07004, a written notice of revocation bearing a later date or time than the proxy previously delivered to the Company;

            delivering to the Secretary of the Company, at the prior address, a duly executed proxy with different instructions bearing a later date or time than the proxy previously delivered to the Company; or

            attending the Company's special meeting and voting in person.

         The Company does not expect to adjourn the Company's special meeting for a period of time long enough to require the setting of a new record date for such meeting. If an adjournment occurs, it will have no effect on the ability of the Company's stockholders of record as of the record date to exercise their voting rights or to revoke any previously delivered proxies.

                      SOLICITATION OF PROXIES AND CONSENTS

THE COMPANY

         The Company will solicit proxies by mail, and the Company's directors, officers and employees also may solicit proxies from the Company's stockholders by telephone, telecopy, telegram, or in person. In addition, as of this year, stockholders of record can simplify their voting and reduce the Company's costs by voting their shares via telephone. The telephone voting procedures are designed to authenticate stockholders' identities, to allow stockholders to vote their shares and to confirm that their instructions have been properly recorded. If your shares are held in the name of a bank or broker, the availability telephone voting will depend on the policies of the bank or broker. Therefore, it is recommended that you follow the voting instructions on the form that you receive. If you do not choose to vote by the telephone, please date, sign and return the proxy card by mail.

         The Company will bear the cost of the solicitation of proxies from its own stockholders. The Company has engaged the firm of Morrow & Co., Inc. to assist in the distribution and solicitation of proxies. The Company has agreed to pay Morrow & Co., Inc. a fee of $7,000 plus expenses for these services. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of the Company's stock held of record by such persons, and the Company will reimburse such brokers, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

eB2B

         The merger has been approved by the eB2B stockholders.

             SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

The Company

     The following table sets forth, as of December 28, 1999, information as to:
(a) the beneficial ownership of Company common stock by (i) each person serving the Company as a director on such date; (ii) each person who qualifies as a "named executive officer" as defined in Item 402(a)(2) of Regulation S-B under the Securities Exchange Act; and (iii) all of such directors and executive officers of the Company as a group; and (b) each person known to the Company as having beneficial ownership of more than five percent (5%) of Company common stock as of December 28, 1999.

     Unless otherwise indicated in a footnote, each of the following persons held sole voting and investment power, as of December 28, 1999, over the shares listed as beneficially owned.


                                                               Beneficial Ownership of       Percent of
                                          Beneficial           Options Exerciseable          Common
Name and Address                          Ownership            within 60 Days of             Stock (3)
of Beneficial Owner                       of Shares (1)(2)     December 28, 1999 (1)
------------------------------------------------------------------------------------------------------------
Steven L. Vanechanos, Jr. (6)             316,950              40,748                        8.45%

Steve Vanechanos, Sr. (4)(6)              314,914              40,626                        8.40%

Kenneth R. Konikowski (6)                 134,598              0                             3.50%

James D. Conners(6)                       103,255              103,255                       2.71%

Robert J. Gailus (6)                      28,912               28,912                        0.77%

Frank T. DiPalma (5)(6)                   15,610               8,825                         0.42%

Robert Droste (6)                         10,296               8,142                         0.28%

Denis Clark (6)                           15,324               15,324                        0.41%

All directors and executive               939,859              245,832                       24.94%
officers as a group (8 persons)

          (1) The securities "beneficially owned" by an individual are determined in accordance with the definitions of "beneficial ownership" set forth in the rules of the Securities and Exchange Commission and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities to which the individual has voting rights or investment power or had the right to acquire beneficial ownership within sixty (60) days after December 28, 1999. Beneficial ownership may be disclaimed as to certain of the securities.

          (2) Information furnished by the directors and executive officers of the Company.

          (3) Percentages based upon a total of (a) 3,709,407 shares outstanding as of December 28, 1999, plus (b) each persons additional shares issuable (if any) within sixty (60) days of that date to directors under the 1997 Stock Option Plan for Outside Directors and other agreements.

          (4) All of such shares are held jointly by Mr. Vanechanos, Sr. and his spouse.

          (5) All of such shares are held jointly by Mr. DiPalma and his spouse.

          (6) The address of each person c/o DynamicWeb Enterprises, Inc., 271 Rt. 46 West, Suite F209, Fairfield, NJ 07004
eB2B

         The following table sets forth, as of December 31, 1999, information as to: (a) the beneficial ownership of eB2B common stock by (i) each person serving as a director of eB2B on such date, (ii) each person who qualifies as a "named executive officer" as defined in Item 402(a)(2) of Regulation S-B under the Exchange Act, and (iii) all of such directors and executive officers of eB2B as a group; and (b) each person known to eB2B as having beneficial ownership of more than five percent (5%) of eB2B common stock.

         As of December 31, 1999, eB2B had 2,792,909 shares of common stock, 300 shares of Series A Convertible Preferred Stock, and 3,299,999 shares of Series B Convertible Preferred Stock issued and outstanding.

                                               Beneficial                 Percent of
Name and Address                               Ownership of               Common
of Beneficial Owner                            Capital Stock (1)          Stock (12)
---------------------------------------------------------------------------------------
Peter J. Fiorillo(2)                           1,379,326(3)               10.26%

Joseph Bentley(2)                                554,294(4)                4.12%

Kevin Hayes(2)                                   820,889(5)                6.10%

Victor L. Cisari(2)                               33,333(6)                0.25%

Christopher Byrnes(2)                             17,500(7)                0.13%

Michael S. Falk(8)                               174,505(9)                1.30%

Timothy Flynn(8)                                 298,922(10)               2.22%

Commonwealth Associates, L.P(8)                1,482,600(11)              11.03%

All directors and executive                    3,278,769                  24.38%
officers as a group (7 persons)

         (1) Except as otherwise noted, each individual or entity has sole voting and investment power over the securities listed. Includes ownership of options and warrants that are exercisable within 60 days.
         (2) Except as otherwise noted, the address of each person is c/o eB2B Commerce, Inc., 29 West 38th Street, New York, New York 10018.
         (3) Includes 250,000 shares underlying immediately exercisable options and warrants.
         (4) Includes 100,000 shares underlying immediately exercisable options and warrants.
         (5) Includes 100,000 shares underlying immediately exercisable options.
         (6) Includes 33,333 shares underlying immediately exercisable options.
         (7) Includes 5,000 shares underlying immediately exercisable options.
         (8) The address is c/o Commonwealth Associates, L.P., 830 Third Avenue, New York, New York 10022.
         (9) Mr. Falk became a director of eB2B on January 4, 2000. In addition, he is a principal of Commonwealth Associates, L.P. Includes 27,273 shares underlying Series B Preferred Stock and 132,800 shares underlying immediately exercisable warrants held by Mr. Falk. Includes 2,273 shares underlying Series B Preferred Stock and 4,943 shares underlying immediately exercisable warrants held jointly by Mr. Falk and his wife. Includes 2,273 shares underlying Series B Preferred
         Stock and 4,943 shares underlying immediately exercisable warrants held by Mr. Falk's IRA account. The amount does not include 1,482,600 shares underlying immediately exercisable warrants granted to Commonwealth Associates, L.P. as a fee for acting as placement agent in connection with eB2B's private placement offering.
         (10) Mr. Flynn became a director of eB2B on January 4, 2000. Includes 188,636 shares underlying Series B Preferred Stock and 110,286 shares underlying immediately exercisable warrants held by the Flynn Corporation, of which Mr. Flynn is the principal owner. Includes 50,000 shares underlying options that were granted to Mr. Flynn upon accepting a position on eB2B's Board of Directors.

         (11) Includes 1,482,600 shares underlying immediately exercisable warrants granted as a fee for acting as placement agent in connection with eB2B's private placement offering.
         (12) The ownership percentages are calculated on a fully diluted basis giving effect to shares underlying immediately exercisable options and warrants, the Series A Preferred Stock, and the Series B Preferred Stock as follows: 13,447,298 shares.

                               PROPOSAL NUMBER ONE

                                   THE MERGER

GENERAL

         This proxy statement/prospectus is being furnished to the Company's stockholders in connection with the solicitation of proxies by the Company's board of directors from stockholders of the shares of the Company's common stock for use at the Company's special stockholders' meeting to be held on April __, 2000. This proxy statement/prospectus also constitutes the Company's prospectus, which is part of a registration statement on Form S-4 filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, to register the shares of the Company's common stock to be issued to the stockholders of eB2B securities in the merger.

BACKGROUND OF THE MERGER

         In May 1999, the board of directors of the Company conducted a meeting to determine the goals of the Company during the next twelve (12) months. The organizing principle in developing the goals was the best interest of the stockholders and, more specifically, identifying the most effective way to maximize the value of the Company's existing assets to benefit its stockholders. As a result of the discussions during the meeting, the Company's board of directors developed the following five goals:

             (1)      expand the scope of the Company's mission
             (2)      expand the depth of the Company's organization
             (3)      obtain effective financial sponsorship
             (4)      raise substantial capital
             (5)      attain a listing on The Nasdaq Stock Market

         The Company's board of directors concluded that, in order to achieve these five goals, the Company would need to enter into a strategic partnership or a merger with another entity. Based on this conclusion, the board of directors instructed management of the Company to seek an investment banker and/or financial advisor to assist the Company in identifying potential strategic partners. In September 1999, the Company engaged Sands Brothers & Company, Ltd., which the Company contends has not made any introductions that resulted in a strategic partnership.

         In October 1999, Jerry Messana of Commonwealth Associates, L.P. placed an unsolicited phone call to the Company's Chief Executive Officer, Steven L. Vanechanos, Jr. Mr. Messana informed Mr. Vanechanos, Jr. that Commonwealth Associates, L.P. had researched the Company and believed that there were several opportunities available to the Company in the electronic commerce business-to-business industry. Mr. Messana invited Mr. Vanechanos, Jr. to make a presentation to Commonwealth Associates, L.P.'s Chief Executive Officer, Michael Falk, and other members of the senior corporate finance committee. Mr. Vanechanos, Jr. made this presentation on October 26, 1999.

         On October 27, 1999, Commonwealth Associates, L.P. introduced eB2B's Chief Executive Officer, Peter J. Fiorillo, Chief Financial Officer, Joseph Bentley, and Chief Technology Officer, Kevin Hayes to Mr. Vanechanos, Jr. At this meeting, Commonwealth Associates, L.P. proposed the following transactions:

            eB2B would complete a private placement for a minimum of $15 million, with Commonwealth Associates, L.P. as the placement agent;

            eB2B would alleviate the Company's financial crisis by lending the Company $2 million for interim financing; and

            eB2B would merge into the Company in a reverse merger.

         Following this meeting, Mr. Fiorillo and Mr. Bentley visited the Company's corporate headquarters, where they met with Mr. Vanechanos, Jr. and the Company's President, James D. Conners. The executive officers of the respective companies agreed that the two companies complemented each other and that it would be in the best interests of their stockholders to pursue a merger in the near future. On November 2, 1999, the executive officers therefore proposed to agree to the following proposals:

            eB2B would complete a private placement for at least $15 million;

            subject to execution of a letter of intent, eB2B would lend the Company $2 million;

            upon the consummation of the merger, the Company would issue a minimum of 25,000,000 shares of its common stock in exchange for all of the capital stock, on a fully diluted basis, of eB2B in accordance with an exchange formula;

            owners of eB2B preferred stock, warrants, options and other securities convertible into eB2B common stock will receive preferred stock, warrants, options and other securities convertible upon similar terms and conditions into Company common stock; and

            stockholders of eB2B would receive additional shares, in accordance with a formula, if more than $15 million was raised in eB2B's private placement.

         During the week following November 2, 1999, the boards of both companies considered and approved the terms of the merger as set forth in a binding Letter Agreement, executed November 10, 1999. The Letter Agreement obligated the parties to enter into a definitive merger agreement, which was executed on December 1, 1999. The agreements of the parties are outlined in the Letter Agreement, dated November 10, 1999, as amended November 19, 1999; and are most fully articulated in the Agreement and Plan of Merger, dated December 1, 1999.


RECOMMENDATIONS OF THE COMPANY'S BOARD OF DIRECTORS AND THE COMPANY'S REASONS FOR THE MERGER

         The Company's board of directors believes that the merger is fair to, and in the best interests of, the Company and the Company's stockholders. Accordingly, the Company's board of directors has unanimously approved the merger agreement and recommends that the Company's stockholders vote FOR the approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger.

         In reaching its decision to approve the merger agreement and recommend its approval to the Company's stockholders, the Company's board of directors consulted with the Company's management and, through management, with its legal advisors. The Company's board of directors considered a variety of factors, including the following:


            The merger with eB2B accomplishes the board's five goals for a strategic partnership, including:

                  (1) expand the scope of the Company's mission;
                  (2) expand the depth of the Company's organization;
                  (3) obtain effective financial sponsorship;
                  (4) raise substantial capital; and
                  (5) potentially attain a listing on The Nasdaq Stock Market.

            The written opinion of Auerbach, Pollak & Richardson, Inc. that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the exchange ratio is fair, from a financial point of view, to the Company's stockholders. A copy of such opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix B to the proxy statement/prospectus and is incorporated herein by reference.

            The structure and terms of the merger agreement, which was the product of significant arm's length negotiations and, among other things: is substantially reciprocal in nature as to representations, warranties and covenants; provides for conversion ratios that will not fluctuate in the event that there are any increases or decreases in the price of the Company's common stock; and permits the Company to terminate the merger agreement for a certain fee under circumstances where the Company's board receives a competing proposal which the Company's board of directors determines is more advantageous to the Company's stockholders than the acquisition of eB2B.

            The ability to obtain a premium to the Company's cash in the form of lower conversion ratios under certain circumstances.

            The Company's evaluation of other potential transactions, particularly in light of the difficulties the Company faced in commanding value in such transactions due to the Company's relatively small size and cash concerns.

         Also in its deliberations concerning the merger, the Company's board of directors considered potential risk factors that could adversely affect the Company's stockholders. Some, but not all, of the risk factors considered including the following:

            eB2B might not be able to raise the $15 million required in its private placement.

            The value to be received in the merger, based on the exchange ratio, might not be fair to the Company's stockholders.

            The shares held by the Company's stockholders would be significantly diluted as a result of the merger.

            After the merger, the Company's management will consist primarily of eB2B's current management, which may not be as effective as the Company's current management.

            Sands Brothers & Co., Ltd. claimed that it is entitled to a finder's fee in connection with the merger and, if the Company disputed this claim, a legal dispute might ensue between Sands Brothers & Co., Ltd. and the Company.

            The potential benefits sought in the merger might not be fully realized or may take longer to achieve than anticipated.

            Integrating the businesses of the two companies might be difficult.

            eB2B's products might not be scalable and therefore would not provide a good foundation for expansion of the products, services and business of the two companies.

            Other applicable risks described in this proxy statement/prospectus under "Risk Factors" starting on page ___.

         After due consideration, the Company's board of directors concluded that the Company could avoid or mitigate some of these risks, and that, on balance, the potential benefits of the merger outweighed the risks associated with the merger.

         The above discussion of the information and factors considered by the Company's board is not intended to be exhaustive, but includes all material factors considered by the Company's board. In reaching its determination to approve and recommend the merger, the Company's board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. The Company's board unanimously recommends that the Company' stockholders vote FOR adoption and approval of the merger agreement.

REASONS OF eB2B FOR THE MERGER

         eB2B's board of directors believes that the merger is fair to and in the best interests of eB2B and its stockholders. Accordingly, eB2B's board of directors has unanimously approved the merger agreement and the consummation of the merger.

         In reaching its decision, eB2B's board consulted with its management, as well as its financial and legal advisors, and considered a variety of factors. Among the factors considered in the deliberations of eB2B's board of directors were the following:

            historical information concerning the Company's and eB2B's respective financial performance, results of operations, assets, liabilities, operations, technology, management and competitive position, including the information set forth in the Company's reports filed with the Securities and Exchange Commission during the past fiscal year;

            the complementary nature of the companies' businesses and technology and possible synergies from combining the two companies;

            the view of management of eB2B with respect to the financial condition, results of operations, assets, liabilities, businesses and prospects of the companies after giving effect to the merger;

            identifying the strategic alternative that would provide the greatest stockholder value;

            current market conditions and historical trading information with respect to the Company;

            the terms of the merger agreement, which was the product of substantial arm's length negotiations: contains extensive representations and warranties; provides for certain indemnification rights; and under certain circumstances, requires the Company to pay a fee to eB2B in the event of termination by the Company;

            the expected tax-free treatment to eB2B stockholders;

            the results of the due diligence investigation of the Company conducted by eB2B's management and counsel;

            eB2B's dependence on a limited number of customers and the Company's track record demonstrating an ability to develop a base of retailer customers; and

            the greater experience of some of the Company's personnel, particularly its software developers and sales and marketing personnel.


         eB2B's board of directors also identified and considered a variety of potential negative factors in its deliberations concerning the merger, including, but not limited to:

            the risk to eB2B stockholders that the value to be received in the merger could decrease significantly due to the fixed exchange ratio;

            the risk that the potential benefits sought in the merger might not be fully realized or may take longer to achieve than anticipated;

            the potential difficulties in integrating the businesses of the two companies;

            the claim of Sands Brothers & Company, Ltd. for a finder's fee in connection with the merger; and

            other applicable risks described in this proxy statement/prospectus under "Risk Factors" starting on page ___.


         After due consideration, eB2B's board of directors concluded that eB2B could avoid or mitigate some of these risks, and that, on balance, the potential benefits of the merger outweighed the risks associated with the merger.

         The above discussion of the information and the factors considered by eB2B's board of directors is not intended to be exhaustive, but eB2B's board believes that it includes all material factors considered by eB2B's board. In reaching its determination to approve and recommend the merger, the board did not assign any relative or specific weights to the foregoing factors. However, after taking into consideration all of the factors set forth above, eB2B's board of directors concluded that the letter agreement and merger agreement were fair to, and in the best interests of, eB2B and its stockholders and that eB2B should proceed with the merger.

OPINION OF FINANCIAL ADVISOR

         In December 1999, the Company requested Auerbach, Pollak & Richardson, Inc. ("Auerbach") to render an opinion as to whether the proposed merger transaction was fair to the stockholders of the Company from a financial point of view. Based on its qualifications, expertise and reputation, Auerbach was retained by the Company in an agreement, dated December 16, 1999. Auerbach has not previously provided any financial advisory services to the Company. On December 23, 1999, Auerbach rendered to the Company's board its written opinion that, as of such date and based upon the considerations set forth in the opinion, the merger transaction was fair from a financial point of view to the holders of the shares of the Company's common stock. The full text of the Auerbach opinion is attached as Appendix B to this proxy statement/prospectus.

         The Company's stockholders are urged to read the opinion carefully and in its entirety. The Auerbach opinion has certain limitations: it is directed to the Company's board, it addresses only the fairness of the merger consideration from a financial point of view to the holder of the shares of the Company's common stock, and it does not address any other aspect of the merger or constitute a recommendation to any of the Company's stockholders or the stockholders of eB2B as to how such stockholders should vote on the merger or any other matter at a special meeting. This summary is qualified in its entirety by reference to the full text of such opinion.

         In arriving at its opinion, Auerbach, among other things, completed the following: (i) reviewed this proxy statement/prospectus; (ii) reviewed the merger agreement; (iii) reviewed the Company's filings with the Securities and Exchange Commission, including the most recent report on Form 10-KSB, certain quarterly reports on Form 10-Q, and audited financial statements for the Company for the years ended September 30, 1998, and September 30, 1999; (iv) reviewed the Company's internal business and financial analyses prepared by the Company's management; (v) reviewed eB2B's Confidential Private Placement Memorandum for Series B Convertible Preferred Stock, dated
November 1, 1999, as supplemented November 2, 1999 and November 18, 1999;
(vi) reviewed recent financial results and certain internal financial analyses and business forecasts prepared by eB2B's management for eB2B, including unaudited financial statements for eB2B for the nine months ended September 30, 1999; (vii) visited the corporate headquarters and conducted meetings with members of management of the Company and eB2B in which the companies' management discussed their businesses and business prospects; and
(viii) reviewed the results of a variety of financial and comparative analyses performed by Auerbach. Auerbach considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant. Auerbach also had discussions with certain officers and employees of the Company and eB2B to review the foregoing as well as other matters it believes relevant to its analysis.

         In connection with its opinion, with the permission of the Company and without any independent verification, Auerbach relied on the accuracy and completeness of all the financial and other information reviewed by Auerbach, furnished, or otherwise communicated to Auerbach by the Company or obtained by Auerbach from publicly available sources. Auerbach did not make an independent valuation or appraisal of the assets or liabilities of the Company or eB2B and was not furnished with any such valuation or appraisal. Any inaccuracies or omissions in the information on which Auerbach relied could materially affect its opinion.

         In conjunction with rendering its written opinion, dated December 23, 1999, to the board of directors of the Company, Auerbach presented a summary of its analysis to the board on January 14, 2000. Set forth below is a brief summary of the analyses performed by Auerbach in reaching its December 23, 1999 opinion.

         Analysis of selected comparable publicly traded companies. Using publicly available information and estimates of future financial results published by First Call, an industry service provider of earnings estimates based on averages of earnings estimates published by various investment banking firms, Auerbach compared certain financial and operating information and ratios for the Company and eB2B with the corresponding financial and operating information for ten publicly-traded companies involved in three general business areas of (1) business-to-business vertical internet portal companies;
(2) business-to-business software and services companies; (3) business-to-business packaged application companies. All multiples were based on closing stock prices as of December 22, 1999.

         The business-to-business-vertical internet portal comparable companies used in Auerbach's analysis included: Retek, Inc.; Sourcing Link.net, Inc.; Commerce One, Inc.; Entrade, Inc.; and Cyber Merchants Exchange, Inc. Auerbach's analysis yielded public company market multiples in ranges of approximately 34x to 1040x total market value to revenues; and 21x to 107x enterprise value to book value. Neither total market value to operating income or total market value to earnings provided meaningful comparisons due to the ongoing losses at the majority of these companies. These multiples compare to the Company's total market value to revenue of 13x and total market value to book value of 18x.

         The business to business software and software and services companies used in Auerbach's analysis included: Harbinger Corporation; Sterling Commerce, Inc.; and Connectinc.com, Corporation. Auerbach's analysis yielded public company market multiples in ranges of approximately 4x to 8x total market value to revenues; and 3x to 10x enterprise value to book value. Neither total market value to operating income or total market value to earnings provided meaningful comparisons due to the inconsistency of available information and the incomparable nature of the evaluation points. These multiples compare to the Company's total market value to revenue of 13x and total market value to book value of 18x.

         The business to business packaged application companies used in Auerbach's analysis included: Open Market, Inc.; Interworld Corporation; and Broadvision, Inc. Auerbach's analysis yielded public company market multiples in ranges of approximately 24x to 126x total market value to revenues; and 31x to 91x enterprise value to book value. Neither total market value to operating income or total market value to earnings provided meaningful comparisons due to the ongoing losses at the majority of these companies. These multiples compare to the Company's total market value to revenue of 13x and total market value to book value of 18x.

         Precedent transaction analysis. Auerbach analyzed the aggregate value and implied transaction value multiples paid or proposed to be paid in selected merger or acquisition transactions in industries similar to the Company. Auerbach compared, among other things, the aggregate value in these transactions as a multiple of the latest 12 months revenues and equity closing sales prices one day and one month prior to the announcement of such transactions. In the course of this evaluation, Auerbach took into consideration both public and private transactions where information was readily available. Among others, transactions covered in this evaluation included: Vertical Net, Inc. in its transactions with (a) Techspex, (b) Lab.com, (c) Necx Exchange, LLC, and
(d) Isdra; Chemdex, Corp. in its transactions with (a) Promedix.com, and
(b) SpecialtyMD.com; Netgateway, Inc. in its transaction with Galaxy, Inc.; Ariba, Inc. in its transactions with (a) Trading Dynamics, Inc. and (b) Tradex Technologies, Inc.; ShopNow.com, Inc. in its transaction with Galleon Distributed Technologies, Inc.; and America Online, Inc. in its transaction with Netscape, Inc. The range of transaction premiums included in this evaluation, based upon contribution analyses of each company and the exchange ratios or per share purchase prices of these transactions, ranged from premiums of 0% to 674% above fair market values. These transaction premiums compare to the Company's proposed transaction premium, based upon its latest 12 months revenues, cash and working capital accounts, shareholder's equity, book value,and equity closing sales prices between one day and one month prior to the announcement of the proposed transaction, which range from a proposed acquisition premium of 11% to a premium of 99% above its imputed fair market value.

         No company or transaction used in the above analyses is identical to the Company, eB2B or the proposed merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared.

         The material analyses performed by Auerbach have been summarized above. Nonetheless, the summary set forth above does not purport to be a complete description of the analyses performed by Auerbach. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to a summary description. Auerbach did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, Auerbach considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Auerbach did not place a particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination.

         In performing its analyses, Auerbach made numerous assumptions with respect to the Company's performance, general business and economic conditions and other matters. The analyses performed by Auerbach are not necessarily indicative of future actual values or future results, which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Auerbach used in its analyses various projections of future performance prepared by the management of eB2B. The projections were based on numerous variables and assumptions which are inherently unpredictable and which may not occur as projected. Accordingly, actual results could vary significantly from those assumed in the projections and any related analyses. Auerbach's opinion does not address the relative merits of the proposed merger as compared to any alternative business strategies that might exist for the Company or the effect of any other business combination in which the Company might engage.

         Pursuant to the terms of Auerbach's engagement, the Company has agreed to pay Auerbach for its financial advisory services in connection with the fairness opinion an aggregate fee of $85,000. The Company also has agreed to reimburse Auerbach for reasonable out-of-pocket expenses incurred by it in performing its services, including reasonable fees and expenses for legal counsel, and to indemnify Auerbach and certain related persons and entities against certain liabilities, including liabilities under the federal securities laws, arising out of Auerbach's engagement. In the ordinary course of its business, Auerbach and its affiliates may actively trade the debt and equity securities of the Company for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

TERMS OF THE MERGER AGREEMENT

         The following is a brief summary of the material provisions of the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and incorporated by reference. The following summary of the merger agreement does not purport to be complete. Stockholders of the Company and eB2B are urged to read the merger agreement carefully and in its entirety for a more complete description of the terms and conditions of the merger agreement.

Closing; Consummation of the Merger

         Following the adoption and approval of the merger agreement by the Company stockholders and the satisfaction or waiver of certain other conditions described in the merger agreement, eB2B will merge into the Company. The closing of the merger will take place at 9:00 a.m. Eastern Standard Time on the third
(3rd) day after the receipt of the Company stockholder approval, unless another time is agreed by the Company and eB2B that will be within five (5) days after the receipt of the Company stockholder approval. The merger will become effective at the date and time of the filing of a certificate of merger with the Secretary of State of the State of Delaware.

Certificate of Incorporation; Bylaws

         Immediately prior to the consummation of the merger, the Company will be reincorporated as a Delaware corporation ("Newco"). The certificate of incorporation and bylaws of Newco in effect at the time of the consummation of the merger will remain the certificate of incorporation and bylaws of the Company after the merger until such time as they will be duly altered, amended or repealed, except that upon the consummation of the merger, the name of the Company will be changed to "eB2B Commerce, Inc.," "eB2B.com, Inc." or such other name acceptable to eB2B and reasonably acceptable to the Company.

Directors and Officers

         Upon the consummation of the merger, the directors and officers of eB2B then in office will become the directors and officers of the Company, except that one director of the Company will remain a director of the Company following the merger and except that the Chief Executive Officer of the Company, Steven L. Vanechanos, Jr., will become the chief technology officer of the Company.

The Merger Consideration

         Each share of eB2B common stock will be exchanged for approximately
2.72 shares of Company common stock (the "Exchange Ratio").

         Each share of eB2B preferred stock, options or other securities convertible into eB2B common stock will be exchanged for shares of Company preferred stock, options or other securities convertible into Company common stock, as the case may be, having the same terms as the eB2B convertible securities being exchanged. The number of shares of Company common stock issuable upon exercise or conversion of such Company preferred stock, options or other convertible securities being delivered will be determined by multiplying
(i) the number of shares of eB2B common stock issuable upon exercise or conversion of such eB2B preferred stock, options or other convertible security being exchanged by (ii) the Exchange Ratio. The exercise or conversion price of the Company preferred stock, option or other convertible securities being delivered will be determined by dividing (i) the exercise or conversion price of the eB2B preferred stock, option or other convertible security being exchanged by (ii) the Exchange Ratio.

         No fractional shares will be issued in connection with the merger. The number of shares to be delivered to the eB2B stockholders will be rounded to the nearest whole share.

Exchange of Stock Certificates

         On the effective day of the merger, the Company will deposit, or cause to be deposited, with American Stock Transfer & Trust Company, as exchange agent, for the benefit of the former stockholders of eB2B securities, certificates representing shares of Company securities to be issued in exchange for certificates representing eB2B securities outstanding immediately prior to the consummation of the merger. Thereafter, the Company will deposit, or cause to be deposited, with the exchange agent, for the benefit of any former stockholders of eB2B securities who have not yet surrendered their certificates for exchange, the amount of dividends or other distributions, if any, with a record date after the consummation of the merger but prior to surrender, payable with respect to any Company securities remaining in the exchange fund on such record date (such amount, if any, will be deposited on the appropriate payment date). The "exchange fund" refers to Company securities deposited pursuant to the terms mentioned above, together with any cash deposited from time to time with the exchange agent pursuant to the merger agreement.

         Promptly after the consummation of the merger, upon surrender to the exchange agent of the certificate representing eB2B securities for cancellation and presentation of a letter of transmittal executed and completed according to the appropriate instructions, the exchange agent will distribute to each former stockholder of eB2B securities, the appropriate amount of the Company securities into which such eB2B securities were converted or exchanged pursuant to the merger. In addition, the exchange agent will distribute any dividends or distributions which the former stockholder of eB2B securities is entitled to receive pursuant to provisions of the merger agreement (after giving effect to any required withholding tax). Certificates representing eB2B securities surrendered in such a manner will be canceled.

         No dividends or other distributions declared or made with respect to the Company securities on or after the consummation of the merger will be paid to the stockholder of any eB2B securities until the stockholder surrenders any certificate representing an eB2B security.

         Any portion of the exchange fund which remains unclaimed by the former stockholders of eB2B securities for twelve (12) months after the consummation of the merger will be delivered to the Company, upon demand. Also, any former stockholders of eB2B securities who have not complied with the procedures for the exchange of certificates found in the merger agreement will, subject to applicable laws, after the merger look only to the Company for any Company securities and an cash to which they are entitled.

         The Company or the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any former stockholder of eB2B securities such amounts as the Company or the exchange agent are required to deduct and withhold in order to make payments required under the Internal Revenue Code, or any other tax law. Such withheld amounts, if any, will be treated for all purposes of the merger agreement as having been paid to the former stockholder of eB2B securities for whom such deduction and withholding was made by the Company.

If any eB2B securities certificates are lost, stolen or destroyed, the person claiming the certificate to be lost, stolen or destroyed must make an affidavit to that fact and, if required by the Company, post a bond in such reasonable amount as the Company may direct (as indemnity against claims that may be made against it with respect to such certificate). The exchange agent will then issue in exchange for such lost, stolen or destroyed certificate, a certificate for the Company securities to which the stockholder may be entitled pursuant to the merger agreement and any other distributions to which the stockholder thereof may be entitled pursuant to the merger agreement.

Representations and Warranties

         Each of eB2B and the Company have made certain customary representations and warranties in the merger agreement relating to, among other things:

            its organization, existence and good standing;

            its capitalization;

            the authorization, execution, delivery and enforceability of the merger agreement and related matters;

            compliance with laws;

            the absence of conflicts under its charter, bylaws and material agreements;

            broker's fees;

            continuity of business activities;

            title to assets and properties;

            its financial statements and the accuracy of the information contained therein;

            the absence of certain material changes and events;

            tax matters;

            real property;

            intellectual property;

            tangible assets;

            material contracts;

            notes and accounts receivable;

            absence of powers of attorney;

            insurance;

            litigation;

            product warranty;

            product liability;

            employees;

            employee benefits;

            environmental, health and safety matters;

            certain business relationships;

            takeover statutes; and

            disclosure.

The merger agreement also contains representations and warranties of the Company relating to:

            registration of its securities and filing of documents with the SEC;

            guaranties of other persons; and

            Year 2000 compliance.

         The merger agreement also contains representations and warranties made by eB2B relating to its private placement memorandum prepared in connection with its most recent private placement of securities.

Certain Covenants of the Company Regarding Actions Prior to the Merger

         The Company has agreed to use its best efforts to cause the following to occur immediately prior to the merger:

            The reincorporation of the Company in Delaware, as more fully described below. See "PROPOSAL NUMBER TWO: PROPOSAL TO CHANGE THE STATE OF INCORPORATION OF THE COMPANY TO DELAWARE;"

            The amendment of the Company's bylaws, substantially in the form attached hereto as Appendix D;

            The receipt by the Company of consent of the stockholders of the Company preferred stock to the conversion of all of the outstanding shares of such preferred stock into shares of Company common stock;* and

            The authorization and designation of an additional series of Company preferred stock which, to the maximum extent possible, will have the same terms as the eB2B preferred stock. Such new series of Company preferred stock will be the preferred stock delivered to stockholders of eB2B preferred stock upon their surrender of such shares in accordance with the merger agreement.

*Note that the Company no longer needs to obtain consent from stockholders of Company preferred stock because as of December 27, 1999, all Company preferred stock had been converted to Company common stock.

Conduct of Business Prior to the Merger

         eB2B and the Company have agreed that neither company will, prior to the merger, engage in any practice, take any action, or enter into any transaction outside the ordinary course of business, without the prior written consent of the other party. Specifically, the companies agreed not to:

            authorize any change to the Company's or eB2B's certificate of incorporation or bylaws;

            grant any options, warrants, or other rights to purchase or obtain any of its capital stock or issue, sell or otherwise dispose of any of its capital stock (except as set forth in the merger agreement);

            declare, set aside, or pay any dividend or distribution with respect to its capital stock (whether in cash or in kind), or redeem, repurchase or otherwise acquire any of its capital stock;

            issue any note, bond or other debt security or create, incur, assume or guaranty any indebtedness for borrowed money or any other liability;

            grant or agree to grant any security interest upon any of its assets;

            make any capital investment in, make any loan to or acquire the securities or assets of any other person;

            transfer any of its assets;

            make any change in employment terms for any of its directors, officers and employees or, whether in the ordinary course of business or not, enter into any transactions with any of its affiliates, officers, directors or stockholders; or

            commit to any of the foregoing.

Nevertheless, eB2B and the Company agree that any action taken by eB2B which is materially consistent with the description of the anticipated use of proceeds by eB2B and the description of eB2B's strategy as set forth in eB2B's private placement memorandum will be considered to be in the ordinary course of business of eB2B. Further, eB2B has the right to take other actions that are outside the ordinary course of business if it obtains the consent of the Company, provided that such consent will not be unreasonably withheld by the Company.

Exclusivity

         The Company agreed not to directly or indirectly solicit, encourage, initiate or participate in any discussions or enter into any agreement with respect to any offer or proposal to acquire all or a substantial part of the Company's business or any of its capital stock. However, the board of directors of the Company remains obligated to exercise its fiduciary responsibility to its stockholders with respect to any unsolicited offers received by the Company.

Insurance and Indemnification

         The Company after the merger will provide each individual who served as a director or officer of eB2B at any time prior to the consummation of the merger with liability insurance for a period of forty-eight (48) months after the consummation of the merger on terms no less favorable in coverage and amount than any applicable insurance currently in effect for eB2B, provided that the cost of liability insurance amount does not exceed $25,000 per annum. The Company, as the surviving corporation in the merger, will observe any indemnification provisions now existing in the certificate of incorporation or bylaws of eB2B for the benefit of any individual who served as a director or officer of eB2B at any time prior to the consummation of the merger. The Company will indemnify each individual who served as a director or officer of eB2B at any time prior to the consummation of the merger from and against any matter resulting from, arising out of, relating to, in the nature of, or caused by the merger agreement or any of the transactions contemplated by it (except for any liability incurred as a result of fraud). After the merger, the Company will use its reasonable efforts to obtain coverage at least as favorable as the coverage contemplated in the merger agreement for each person who has resigned from a position as director or officer of the Company, covering acts prior to the consummation of the merger, if available. The Company after the merger will cause any personal guaranty by any officer or director of the Company of any obligations of the Company, which was disclosed in the merger agreement, to be terminated. If the Company cannot cause such guaranty to be terminated, the Company will indemnify such officer or director with respect to such guaranty.

Agreement Regarding Board of Directors

         For a period of two (2) years from the consummation of the merger, the Company will recommend in its proxy statement for each annual or special meeting of stockholders at which directors will be elected, and will nominate and recommend at each such subsequent stockholders' meeting, as part of the management's or the board of director's slate for election to the Company's board of directors, Steven L. Vanechanos, Jr., as a member of the board of directors. All shares fo which the Company's management or board of directors holds proxies (including undesignated proxies) will be voted in favor of the election of Steven L. Vanechanos, Jr., as described above.

Conditions to the Consummation of the Merger

         Except as may be waived by eB2B in writing at or prior to the closing, eB2B's obligation to consummate the merger is also subject to satisfaction of several conditions, including:

            The merger agreement and the merger must have received Company stockholder approval, and the number of dissenting shares, if any, must not exceed ten percent (10%) of outstanding Company shares.

            The Company's representations and warranties must be true and correct in all material respects at and as of the closing date (except with respect to matters arising as contemplated pursuant to the merger agreement or as the parties may have otherwise agreed). However, the Company may supplement its disclosure schedule to the merger agreement at or prior to the closing for any matters which would not have a material adverse effect either singularly or, together with other matters in the Company's disclosure schedule, in the aggregate.

            The Company must perform and comply with all of its covenants under the merger agreement in all material respects through the closing.

            All governmental and third party consents required for consummation of the merger must be obtained.

            The merger agreement and the merger must have received eB2B stockholder approval and the certificates of merger must be filed.

            eB2B must have received from counsel to the Company an opinion in form and substance reasonably satisfactory to eB2B, addressed to eB2B, and dated as of the closing date.

            Subject to the provisions of the merger agreement, eB2B must have received the resignations, effective as of the closing, of each director and officer of the Company other than those whom eB2B specifies in writing at least five (5) business days prior to the closing.

            Each of the directors, officers and principal stockholders of the Company must have entered into lock-up agreements containing the terms which are summarized below.

            Steven L. Vanechanos, Jr. must have executed and delivered an indemnification agreement containing the terms which are summarized below.

            Kenneth Konikowski, Executive Vice President of the Company, must have entered into an agreement to indemnify the Company for any damages incurred by the Company in connection with certain mortgage debt for which the Company and Mr. Konikowski are jointly obligated.

         Except as may be waived in writing by the Company at or prior to the closing, the obligation of the Company to consummate the merger is subject to several conditions, including:

            The merger agreement and the merger must have received eB2B stockholder approval and the number of dissenting shares must not exceed ten percent (10%) of the then outstanding eB2B shares.

            The representations and warranties of eB2B must be true and correct in all material respects at and as of the closing date (except with respect to matters arising as contemplated pursuant to the merger agreement or as the parties may have otherwise agreed). However, eB2B may supplement its disclosure schedule at or prior to the closing for any matters which would not have a material adverse effect either singularly or, together with other matters in the eB2B disclosure schedule, in the aggregate.

            eB2B must have completed a private placement of securities raising gross proceeds of at least $15 million.

            eB2B must perform and comply with all of its covenants under the merger agreement in all material respects through the closing.

            Peter J. Fiorillo, Joseph Bentley and Kevin Hayes must have agreed to waive the terms of any agreement between such persons and eB2B regarding a change of control of eB2B.

            There must be in effect, with respect to the surviving corporation, officers and directors liability insurance in the amount of $2,000,000 (or a lesser amount that is acceptable to the Company).

            This merger agreement and the merger must have received Company stockholder approval and the certificates of merger must be filed.

            Steven L. Vanechanos, Jr. must have been elected or appointed as a member of the board of directors of the surviving corporation, effective when the merger is consummated.

            All material Internet domain names, trademarks and other items of intellectual property of eB2B must have been properly assigned to the surviving corporation.

            The Company and Steven L. Vanechanos, Jr. must have entered into an employment agreement containing the terms set forth in the letter agreement, dated November 10, 1999 between eB2B and the Company, as amended on November 19, 1999 (and such other terms as may be reasonably acceptable to the parties).

            The Company must have received from counsel to eB2B an opinion in form and substance reasonably satisfactory to the Company, addressed to the Company, and dated as of the closing date.

Lock-Up Agreements

         The merger agreement also requires that each officer, director and principal stockholder of the Company who owns shares of the Company's capital stock which have not been registered under the Securities Act of 1933 to enter into a lock-up agreement. Under the lock-up agreement, a person must agree not sell, assign or transfer any shares of the Company's capital stock until the later of (i) twelve (12) months from the closing of the merger, or (ii) up to twelve (12) months from the closing of a private or public offering by the Company after the merger which raises at least $20 million and occurs within the initial twelve (12) month period after closing of the merger. In addition, any Company stockholder who owns or controls more than ten percent (10%) of the Company's capital stock (or securities which are convertible into the Company's shares) which have been registered under the Securities Act will enter into a similar lock-up agreement.

Termination

         Either eB2B or the Company may terminate the merger agreement (whether before or after stockholder approval) as provided below:

            The companies may terminate the merger agreement by mutual written consent at any time prior to the consummation of merger.

            The Company may terminate the merger agreement by giving written notice to eB2B at any time prior to the consummation of the merger:
            (i) in the event eB2B has breached any material representation, warranty, or covenant contained in the merger agreement in any material respect, the Company has notified eB2B of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach, or (ii) if the closing has not occurred on or before June 30, 2000, because any condition to the Company's obligation to close has not been satisfied (unless the failure results primarily from the Company's breaching any representation, warranty, or covenant contained in the merger agreement); or

            eB2B may terminate the merger agreement by giving written notice to the Company at any time prior to the consummation of the merger: (i) in the event the Company has breached any material representation, warranty or covenant contained in the merger agreement in any material respect, eB2B has notified the Company of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach, or (ii) if the closing has not occurred on or before June 30, 2000, because any condition to eB2B's obligation to close has not been satisifed (unless the failure results primarily from eB2B's breaching any representation, warranty, or covenant contained in the merger agreement).

         Effect of Termination. If any party terminates the merger agreement according to the termination provisions described above, all rights and obligations of the parties under the merger agreement will terminate without any liability to either party except that the party terminating the merger agreement will be liable to the other party for the transaction costs incurred by the other party, to be payable upon demand (unless the parties mutually agree to terminate the merger agreement, the each party will be responsible for their own transaction costs).

         Break-up Fee. If the Company either withdraws from or terminates the merger agreement (other than according to the termination provisions described above), then within thirty (30) days, the Company will pay to eB2B the sum of five hundred thousand dollars ($500,000) as liquidated damages (however, no liquidated damages will be due if eB2B does not consummate the merger solely because of the failure of Company stockholders to enter into lock-up agreements). In addition, if prior to the closing, the Company receives an unsolicited offer to participate in a transaction which would result in a change of control of the Company or a sale of all or a material portion of the assets of the Company, and the Company accepts such offer, the Company will pay eB2B the sum of five hundred thousand dollars ($500,000) as liquidated damages within thirty (30) days of the acceptance of the offer. In the event the liquidated damages described in this paragraph are not paid within thirty (30) days of the due date, the five hundred thousand dollars ($500,000) due to eB2B will be convertible, at the discretion of eB2B, into seven hundred fifty thousand (750,000) shares of Company common stock, which will be issuable immediately upon written notice to the Company to that effect.

Amendments.

         No amendment to the merger agreement will be effective unless in writing and signed by both eB2B and the Company.

Dispute Resolution.

         The merger agreement provides that, in the event of any dispute arising out of the merger agreement, the parties will first attempt to settle the dispute through negotiations. If the dispute is not settled within a specified time period, the dispute will be submitted to arbitration.

OTHER AGREEMENTS

Indemnification Agreement.

         In connection with the merger agreement, Steven L. Vanechanos, Jr., the Company's Chief Executive Officer has agreed to enter into an indemnification agreement with eB2B and the Company. Under the indemnification agreement, Mr. Vanechanos agrees to indemnify, defend and hold harmless the Company and its affiliates from any damages incurred as a result of any material breach or inaccuracy of any representation or warranty of the Company contained in the merger agreement if, at the time such representation or warranty was made, Mr. Vanechanos or James D. Conners had actual knowledge of such misrepresentation. For the purposes of the indemnification agreement, the representations and warranties of the Company will survive for the period from the date of the merger agreement until the conclusion of the first annual audit of the Company following the closing of the merger. No claim for indemnification may be made by the Company unless its damages are at least $250,000. If the damages exceed $250,000, the Company will be reimbursed only for the damages incurred by the Company in excess of $250,000 up to a maximum amount equal to the value of the shares owned by Mr. Vanechanos in the Company. To secure his obligations under the indemnification agreement, Mr. Vanechanos' shares of the Company's common stock will be held in escrow pursuant to the terms of a separate escrow agreement. For the purposes of the indemnification right, the value of the shares will be calculated as the average of the closing bid prices for the shares of the common stock of the Company as reported on the principal stock exchange where such shares are traded for the ten (10) days immediately preceding and the ten (10) days immediately succeeding the date of the resolution of the claim.

Employment Agreement.

         In connection with the merger, the parties have agreed that after the consummation of the merger Steven L. Vanechanos, Jr. will be employed by the Company as its chief technology officer. The principal terms of the employment relationship are as follows: (i) term of two years, (ii) annual compensation comprised of base salary of $170,000, and a minimum guaranteed annual bonus of $40,000, with $20,000 of that sum paid in four quarterly $5,000 installments during each year, and the balance paid within 90 days of the end of each year,
(iii) four weeks of vacation annually, and (iv) severance pay equal to two years of base compensation, paid in accordance with normal payroll procedures, in the event the Company terminates the employment of Mr. Vanechanos, Jr. without "cause" prior to the end of the term. The definition of the term "cause" will be the same definition contained in the employment agreement between eB2B and Peter J. Fiorillo, dated December 1, 1998.

Loan Agreement.

         The Company has also entered into a Loan Agreement with eB2B, dated November 12, 1999, which was amended by Amendment No. 1 to Loan Agreement, dated November 19, 1999. Under the Loan Agreement, eB2B agreed to loan the Company $2,000,000 subject to certain conditions. As of December 29, 1999, the Company had received a series of loans from eB2B having an aggregate outstanding principal amount of $2,000,000.

         All loans under the loan agreement accrue simple interest at the rate of eight percent (8%) per year. The loans mature on May 12, 2000. However, if on May 12, 2000, eB2B chooses not to consummate the merger for any reason, the new maturity date of the loans will be November 12, 2000. If the loans are not repaid when due, eB2B may choose to convert the aggregate value of the loan into shares of the Company's common stock at a conversion price of $0.25 per share. In addition, the loan agreement contains standard termination provisions, as well as representations, warranties and covenants from the Company to eB2B.

         As additional consideration for the loans, the Company also issued to eB2B warrants to purchase an aggregate of 7,500,000 shares of the Company's common stock at an exercise price of $2.00 per share.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

         The following discussion summarizes certain material federal income tax consequences of the merger of eB2B into the Company pursuant to the merger agreement that are applicable to eB2B stockholders. It is based on the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury Regulations, judicial authority, and administrative rulings and practice, all as of the date of this proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect. The discussion below does not address all aspects of federal income taxation, or any state, local or foreign tax consequences of the merger. Each eB2B stockholder's tax treatment may vary depending upon the particular situation of the stockholder. Each eB2B stockholder may also be subject to special rules not discussed below if the stockholder is a certain kind of stockholder of eB2B, including:

            an individual who holds options or warrants for eB2B common stock or acquired shares of eB2B common stock through the exercise of options or similar derivative securities or otherwise as compensation;

            an insurance company;

            a tax-exempt organization;

            a financial institution or broker-dealer;

            a person who is neither a citizen nor resident of the United States; or

            a stockholder of eB2B stock as part of a hedge, appreciated financial position, straddle or conversion transaction.

         The following discussion assumes that an eB2B stockholder holds the eB2B common stock (and held any eB2B preferred stock converted or convertible into eB2B common stock) as a capital asset at the time of the merger and that such stock does not constitute "section 306 stock".

         Neither the Company nor eB2B has requested, or will request, an advance ruling from the Internal Revenue Service as to the tax consequences of the merger or any related transaction. The Internal Revenue Service may adopt positions contrary to that discussed below and such positions could be sustained.

         eB2B STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN APPLICABLE TAX LAWS.

         It is the intention of the Company and eB2B that the merger be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code (and that each of eB2B and the Company will be parties to the reorganization). Provided that the merger so qualifies:

                  eB2B stockholders will not recognize any gain or loss as a result of the receipt of Company common stock or Company preferred stock in exchange for eB2B common stock and preferred stock pursuant to the merger.

                  An eB2B stockholder's aggregate tax basis for the shares of Company common stock or Company preferred stock received pursuant to the merger, including any fractional share of Company common stock not actually surrendered in exchange therefor, will equal such stockholder's aggregate tax basis in shares of eB2B common stock or eB2B preferred stock held immediately before the merger.

                  An eB2B stockholder's holding period for the shares of Company common stock or Company preferred stock received pursuant to the merger will include the period during which the shares of eB2B common stock or eB2B preferred stock were held.

                  No gain or loss will be recognized by eB2B solely as a result of the merger.

         If the merger fails to qualify as a tax-free reorganization and fails to qualify as tax-free under any other provision of the Internal Revenue Code, an eB2B stockholder will recognize gain or loss with respect to each share of eB2B common stock or eB2B preferred stock exchanged. This gain or loss would equal the difference between such stockholder's tax basis in the share exchanged and the fair market value, at the time of the merger, of the Company common stock or Company preferred stock received. An eB2B stockholder's tax basis in the Company common stock or Company preferred stock received would equal its fair market value on the date of receipt, and the holding period for the Company common stock or Company preferred stock would begin on the day after the merger. There may also be adverse tax consequences to eB2B if the merger is not treated as a tax-free reorganization.

TAX CONSEQUENCES TO THE COMPANY AND ITS COMMON STOCKHOLDERS

         No gain or loss will be recognized by the Company solely as a result of the merger. There will be no federal income tax consequences as a result of the consummation of the merger to the Company's common stockholders.

Limitation of Utilization of Net Operating Loss Carryforwards

         Section 382 of the Internal Revenue Code generally limits a corporation's use of its net operating loss carryforwards and certain built-in losses if the corporation undergoes an "ownership change." An ownership change generally occurs when a percentage of the corporation's stock held by certain persons, identified in the Internal Revenue Code Section 382 as "5% Stockholders," increases in the aggregate by more than fifty (50) percentage points over the lowest level held by such persons during a three-year testing period. If an ownership change occurs, the corporation's annual use of its net operating loss carryforwards is limited to the product of the corporation's equity value immediately before the ownership change multiplied by the applicable long-term federal tax-exempt rate. The merger will result in an ownership change of the Company for purposes of Section 382 of the Internal Revenue Code. Under the Internal Revenue Code, after the consummation of the proposed merger with eB2B, the Company will be able to use approximately $868,000 per year of its potential net operating loss carryforwards. The net operating loss carryforwards available to the Company are approximately
$5.2 million, which is subject to the Section 382 limitation.

THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A STOCKHOLDER'S DECISION WHETHER TO VOTE IN FAVOR OF THE MERGER. BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH STOCKHOLDER, EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY AFTER THE MERGER

         In accordance with the merger agreement, all of the current members of the Company's board will resign immediately prior to the consummation of the merger. Immediately following the merger, six directors of eB2B, and one current director of the Company, will become the sole members of the Company's board. In addition, all of the Company's executive officers other than Steven L. Vanechanos, Jr. will resign upon the consummation of the merger, to be replaced by current executive officers of eB2B.

         The following table sets forth the names, ages (as of January 10, 2000) and positions of all directors and executive officers of the Company after the merger.

Name                                Age              Position
----                                ---              --------

Peter J. Fiorillo                   40               Chief Executive Officer, President, Director

Joseph Bentley                      62               Executive Vice President-Administration, Director

Steven L. Vanechanos, Jr.           45               Chief Technology Officer, Director

Kevin Hayes                         40               Director

Victor L. Cisario                   38               Chief Financial Officer, Secretary, Treasurer

Christopher Byrnes                  42               Director

Michael S. Falk                     38               Director

Timothy P. Flynn                    49               Director

          Peter J. Fiorillo has served as Chief Executive Officer of eB2B since November 1998 and as a director of eB2B since its inception. From January 1991 until October 1998, Mr. Fiorillo held various positions with FIND/SVP, Inc., a consulting and business advisory company (NasdaqSC: FSVP) serving as Executive Vice President from November 1994 to October 1998, as Chief Financial Officer from 1991 to October 1998 and as Treasurer, Corporate Secretary, and Chief Information Officer from 1997 to October 1998. Prior to that, he was President of Robert Half of New York, an executive recruitment firm. He is a certified public accountant in New York State and has spent many years in the sporting goods industry as an investor, owner, retailer, manufacturer and developer of technology products. Mr. Fiorillo holds a B.A. from Franklin & Marshall College.

         Joseph Bentley has held the position of Executive Vice President-Administration of eB2B since January 2000 and served as Chief Financial Officer, Secretary and Treasurer of eB2B from November 1998 until January 2000.
Mr. Bentley has also served as a director of eB2B since its inception.
He has spent over 20 years as the owner, operator and investor in several manufacturing and retail companies. Mr. Bentley received a B.A. degree from Pace University.

         Steven L. Vanechanos, Jr. has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since March 1996. Prior to that, he was Chief Executive Officer of DynamicWeb Transaction Systems, Inc., a wholly-owned subsidiary of the Company, from its incorporation in October 1995 until it merged with the Company in September 1998. He also was a co-founder in 1981 of Megascore, Inc., which was a wholly-owned subsidiary of the Company, and was its President from October 1985 until it merged with the Company in September 1998. He has a bachelor of science degree in finance and economics from Fairleigh Dickinson University, Rutherford, New Jersey.

         Kevin Hayes has served as Chief Technology Officer of eB2B since November 1998 and as a director of eB2B since inception. Prior to joining eB2B, Mr. Hayes was employed with American Software Inc., and prior to that, he was employed with Technology Solutions Corporation, Inc., technology development and design firms. While at American Software and Technology Solutions Corporation, Mr. Hayes held such positions as an architect, designer and developer of technology products. Mr. Hayes has provided technology consulting services to companies such as Time Warner, Cigna, Georgia Pacific and Lotus. In addition, Mr. Hayes has consulted for many sporting goods and apparel manufacturers during the last 10 years. Mr. Hayes received a B.S. degree from Washington University.

         Victor L. Cisario has been eB2B's Chief Financial Officer since January 2000. From March 1995 to December 1999 Mr. Cisario held various positions with FIND/SVP, Inc., a consulting and business advisory company (NasdaqSC:
FSVP),serving as Vice President and Chief Financial Officer from October 1998 until December 1999, Vice President and controller from January 1997 to October 1998 and controller from March 1997 to January 1997. From 1992 to 1995, Mr. Cisario served as director of finance and administration for R.J. Rudden and Associates, an energy industry consulting firm. Mr. Cisario received a B.B.A. degree from Hofstra University and is a certified public accountant in New York State.

         Christopher Byrnes has served as a director of eB2B since September 1999. Since 1989, Mr. Byrnes has served as a director and co-head of the investment banking division of The Madison-Davis Group, Inc., an executive search firm specializing in financial services. Prior to joining The Madison-Davis Group, Inc., Mr. Byrnes engaged in financial sales with Financial Network Investment Corp, for a period of approximately two years. Prior to that, he obtained eight years of experience in accounting, financial reporting and corporate planning, including six years with Westinghouse Group W Cable Inc. Mr. Byrnes holds a masters of business administration from Fairleigh Dickinson University and a bachelor of arts in accounting from Franklin & Marshall College.

         Michael S. Falk has been a member of the board of directors of eB2B since January 2000. Mr. Falk is the co-founder, Chairman and Chief Executive Officer of Commonwealth Associates, L.P., a New York-based merchant bank and investment bank. Mr. Falk is also a member of the board of directors of FutureLink Corporation, an application service provider supplying computer utility services, computer infrastructure management and information technology business consulting (NasdaqNM: FTRL). Mr. Falk is a graduate of the Stanford University Executive Program for Smaller Companies and holds a bachelor of arts degree from Queens College.

         Timothy P. Flynn has been a member of the board of directors of eB2B since January 2000. Mr. Flynn is also a member of the boards of directors of FutureLink Corporation, an application service provider (NasdaqNM: FTRL) and MCG Communications, Inc., a telecommunications company (NasdaqNM: MGCX).
Mr. Flynn has also served on the board of directors of PurchasePro.com, Inc., a business-to-business electronic commerce company (NasdaqNM: PPRO). From 1993 until 1997, Mr. Flynn served as a director of ValuJet Airlines. Prior to that, he served as a senior executive and director of WestAir Holdings, Inc., a company which operated WestAir, a California-based commuter airline affiliated with United Airlines.

         All of the above directors will hold office from the consummation of the merger until the next annual meeting of the stockholders and until their successors have been duly elected and qualified. As required by the merger agreement, for a period of two (2) years from the consummation of the merger, in connection with each meeting of stockholders at which directors will be elected, the Company will nominate and recommend the election of Mr. Vanechanos, Jr. to the board of directors of the Company. All shares for which the Company's management or board of directors holds proxies (including undesignated proxies) will be voted in favor of the election of Mr. Vanechanos, Jr.

         Mr. Byrnes and Mr. Fiorillo are brothers-in-law. There are no other family relationships among any of the directors or executive officers.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         You should be aware that, as described below, certain executive officers and directors of the Company and eB2B have interests in the merger that may be considered to be different from, or in addition to, your interests and that may create potential conflicts of interest.

         Executive officers and directors of the Company own shares of Company common stock, as more fully described elsewhere herein. In addition, Steven L. Vanechanos, Jr. will be entering into an employment agreement with the Company upon the closing of the merger, and the employment agreement of Steve Vanechanos, Sr. has been extended for a one year period in connection with the merger.

         Michael S. Falk, a director of the Company following the merger, is a principal and the Chief Executive Officer of Commonwealth Associates, L.P. Under an agreement between Commonwealth Associates, L.P. and eB2B, upon completion of the merger, Commonwealth Associates, L.P. will receive a finder's fee equal to 3% of the total number of shares to be received by eB2B stockholders in the merger.

         Peter J. Fiorillo, Chief Executive Officer of eB2B and the designated Chief Executive Officer of the Company after the merger, has been granted options to purchase 500,000 shares of eB2B's common stock at an exercise price of $5.50. These options will vest upon consummation of the merger.

INSURANCE AND INDEMNIFICATION

         Pursuant to the merger agreement, the Company has, for the time specified in the merger agreement, agreed to:

                  for a period of forty-eight (48) months after consummation of the merger, provide each individual who served as a director or officer of the Company or eB2B prior to the merger with liability insurance on terms no less favorable than the coverage and amount of the insurance in effect before the merger, provided that the Company may reduce the coverage and amount of liability insurance if the full coverage and amount would exceed $25,000 per year;

                  observe any indemnification provisions that are in eB2B's certificate of incorporation or bylaws prior to the merger for the benefit of anyone who served as a director or officer of eB2B prior to the consummation of the merger;

                  indemnify each individual who served as a director or officer of eB2B at any time prior to the consummation of the merger from and against any and all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including all court costs and reasonable attorneys' fees and expenses, resulting from, arising out of, relating to, in the nature of, or caused by the merger agreement or any transaction related to the merger (except for liability incurred as a result of fraud);

                  for each person who resigns in connection with the merger as a director or officer of the Company, obtain tail coverage at least as favorable as the coverage provided before the merger, covering acts by the former director or officer prior to the consummation of the merger and in addition to the existing indemnification arrangements maintained for former directors or officers; and

                  cause any personal guaranty listed on a schedule to the merger agreement, which is by an officer or director of the Company, to be terminated or, if termination is not possible, the Company will indemnify the officer or director with respect to the guaranty.

         See "THE MERGER - - Terms of the Merger Agreement - - Insurance and Indemnification."

ACCOUNTING TREATMENT

         The merger will be accounted for as a reverse merger whereby eB2B will acquire the Company. Accordingly, the historical financial information of the merged entity will reflect that of eB2B.

DISSENTERS' RIGHTS OF APPRAISAL

The Company

         Under applicable Delaware and New Jersey law, the Company's stockholders are not entitled to any appraisal rights with respect to the merger.

eB2B

         The merger was approved by the stockholders of a majority of the outstanding voting stock of eB2B by written consent, pursuant to Section 228 of the General Corporation Law of the State of Delaware. The record date for such consent was December 1, 1999.

         Stockholders of record who did not execute the consent were entitled to appraisal rights under Section 262 of the Delaware General Corporation Law. In accordance with Section 262, eB2B notified each stockholder of the stockholder's right to seek an appraisal of the stockholder's shares of eB2B stock and elect to have the "fair value" of the stockholder's shares determined and paid to such stockholder, provided that the stockholder complied with the requirements of
Section 262. Any stockholder who wished to exercise appraisal rights was required to deliver a notice to that effect, within twenty (20) days of the notice from eB2B. No stockholder delivered a notice within such time period.

DESCRIPTION OF COMPANY SECURITIES

         As of the date of this proxy statement/prospectus, the Company's authorized capital stock consists of 50,000,000 shares of common stock, and 5,000,000 shares of undesignated preferred stock. As of the date of this proxy statement/prospectus, there were 3,744,067 shares of common stock issued and outstanding. As of December 21, 1999, the common stock was held of record by approximately 3,297 stockholders.

COMMON STOCK

         Holders of common stock have the right to cast one vote, in person or by proxy, for each share owned of record on the record date on all matters submitted to a vote, including the election of directors of the holders of common stock. Holders of common stock do not have cumulative voting rights, which means that holders of more than fifty (50%) of the outstanding shares voting for the election of the class of directors to be elected by the common stock can elect all of the directors, and, in that event, the holders of the remaining shares of common stock will be unable to elect any of the Company's directors.

         Holders of the common stock are entitled to share proportionately in any dividends that may be declared by the board of directors out of funds legally available for dividends. They are also entitled to share proportionately in all of the assets of the Company available for distribution to holders of shares of common stock upon the liquidation, dissolution or winding up of the affairs of the Company. Holders of common stock do not have preemptive, subscription or conversion rights. All outstanding shares of common stock are, and those shares of common stock issued in the merger will be, validly issued, fully paid and non-assessable.

PREFERRED STOCK

         In addition, the Company's board of directors has the power, without further vote of the stockholders, to authorize the issuance of up to a total of 5,000,000 shares of Company preferred stock and to fix the terms, limitations, rights, privileges and preferences of any of these shares of preferred stock. This power includes the ability to establish voting, dividend, redemption, conversion, liquidation and other rights and preferences for any of these shares. There are presently no shares of Company preferred stock outstanding.

TRANSFER AGENT

         American Stock Transfer & Trust Company, based in New York, New York serves as transfer agent for the shares of the Company's common stock.

RANGE OF PRICES OF SHARES

         The range of high and low bid quotations for the Company's common stock for the two most recently completed fiscal years and the current fiscal year to date were obtained from the National Association of Securities Dealers and are provided below. The volume of trading in the Company's common stock has been limited during the entire period presented, and the bid prices reported may not be indicative of the value of the Company's common stock or the existence of an active trading market. These over-the-counter market quotations reflect interdealer prices without retail markup, markdown or commissions and do not necessarily represent actual transactions.

                                                BID(1)
QUARTER ENDED                             HIGH           LOW

March 31, 1998                           5 11/32        1 7/16
June 30, 1998                            6              5

                                                BID(1)
QUARTER ENDED                             HIGH           LOW

September 30, 1998                       6 7/16         2 3/8
December 31, 1998                        6              1 1/8
March 31, 1999                           9 3/8          3 3/8
June 30, 1999                            8 3/4          5 1/4
September 30, 1999                       5 7/8          3 5/8
December 31, 1999                       16 3/4          2 15/16

(1) All prices in the table above are adjusted on a pro forma basis (rounded to the nearest 1/8) to take into account the 0.2608491-for-one reverse stock split whereby each share of the Company's common stock became 0.2608491 of a share as of January 9, 1998. The above prices do not represent actual bid prices during the periods indicated.

           COMPARATIVE RIGHTS OF STOCKHOLDERS OF THE COMPANY AND eB2B

         The following is a summary of the material differences between the current rights of eB2B stockholders and the rights they will have as Company stockholders after the merger. The following summary assumes that the Company has completed its reincorporation from the State of New Jersey to the State of Delaware and that the Company's certificate of incorporation and bylaws have been amended in connection with such reincorporation, as described under "Proposal Number Two: Proposal To Change the State of Incorporation of the Company to Delaware." There are few material differences between the rights of owners of eB2B securities and the rights of owners of the Company securities.

         Material differences are described below. The following discussion is not intended to be complete and is qualified in its entirety by reference to the certificate of incorporation and bylaws of eB2B and the Company. The Company's proposed certificate of incorporation and bylaws, to become effective after the reincorporation, are attached as Appendices C and D, respectively, to this proxy statement/prospectus. The certificate of incorporation and bylaws of eB2B are available to eB2B stockholders directly from eB2B upon request.

AUTHORIZED AND OUTSTANDING CAPITAL

         The authorized capital stock of eB2B includes 100,000,000 shares of capital stock and, after the reincorporation, the authorized capital stock of the Company will include 250,000,000 shares of capital stock.

SPECIAL MEETINGS OF STOCKHOLDERS

         eB2B's bylaws provide that special meetings of the stockholders may be called by the board of directors, the President or by written request of 10% of the stockholders entitled to vote. After the reincorporation, the Company's bylaws will provide that special meetings of the stockholders may be called by the board of directors, the President or by written request of holders of a majority of the shares entitled to vote at the meeting. Such written request must be submitted to each member of the Company's board of directors.

NUMBER OF DIRECTORS

         eB2B's bylaws provide that there shall be three (3) members of the board of directors, unless otherwise determined by a vote of a majority of the board of directors. After the reincorporation, the Company's bylaws will provide that there shall be seven (7) members of the board of directors, unless otherwise determined by a vote of a majority of the board of directors.

           UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

         On December 1, 1999, the Company entered into an agreement to merge with eB2B, for consideration consisting of shares of Company common stock, Company preferred stock with similar conversion features and rights to those held by eB2B shareholders, and options and warrants to purchase Company common stock with features similar to the outstanding options and warrants to purchase eB2B common stock. The transaction is being accounted for as a reverse acquisition because eB2B shareholders will hold approximately 88% of the outstanding common stock of the Company after the merger is completed. Accordingly, the transaction is valued at $26 million, which represents the fair market value of the Company based on the number of common shares outstanding on that date, plus the number of common shares issued subsequently as a result of the conversion of the Company's preferred stock into common shares. Additionally, on January 7, 2000, eB2B signed a letter of intent to acquire NetLan Enterprises, Inc. and its subsidiaries (NetLan). In this transaction, 125,000 post-merger shares of Company common stock will be issued to NetLan. These shares of Company common stock have been valued at $1.3 million. Additionally, up to 200,000 shares of Company common stock may be issued to certain employees of NetLan. The aggregate value of these shares is $2.075 million. The Company common stock value is based on the fair market value of Company common stock as of the date of the letter of intent. The transaction is anticipated to close on or about January 31, 2000.

         The following pro forma unaudited condensed financial statements give effect to the merger, as well as the acquisition of NetLan by eB2B. Both transactions will be accounted for under the purchase method of accounting. The unaudited pro forma statement of operations for the year ended September 30, 1999 gives effect to the merger as well as eB2B's acquisition of NetLan, as if each had occurred on October 1, 1998. The pro forma statement of operations is based on historical results of operations of the Company for the twelve (12) months ended September 30, 1999, the historical results of operations of eB2B for the period from its inception on November 6, 1998 through September 30, 1999 and the historical results of operations of NetLan for the twelve (12) months ended September 30, 1999. The unaudited pro forma balance sheet as of September 30, 1999, gives effect to the merger and eB2B's acquisition of NetLan as if these transactions had occurred on September 30, 1999.

        The unaudited pro forma combined financial statements should be read in conjunction with the historical financial statements and notes thereto incorporated by reference for DWEB, and included herein for eB2B and NetLan.
The proforma financial information is presented for illustrative purposes only and is not necessarily indicative of the future financial position or future results of operations of the consolidated company after the merger with eB2B and their pending acquisition of NetLan, or of the financial position or results of operations of the consolidated company that would have actually occurred had the merger with eB2B and their pending acquisition of NetLan been effected as of the dates described above.

                                          UNAUDITED PRO FORMA CONDENSED BALANCE SHEET(A)

                                                   SEPTEMBER 30, 1999
                                                         NETLAN            eB2B       DYNAMICWEB
                                                      ENTERPRISES       COMMERCE,    ENTERPRISES,       PROFORMA       PROFORMA
                                                          INC.             INC.       INC. & SUBS     ADJUSTMENT(B)   CONSOLIDATED
                                                    --------------------------------------------------------------------------------

Cash and cash equivalents                            $    207,856    $     62,950    $    418,000    $ 29,613,000 k  $ 30,301,806

Accounts Receivable - net                                 788,987                         627,000                       1,415,987

Other current assets                                       19,985                          40,000                          59,985

Inventories                                                49,976                                                          49,976

Property, Plant & Equipment, net                          784,306          55,027         459,000         (42,695)c     1,255,638

Patents, trademarks, customer list, net                                                    66,000                          66,000

Software licence                                                                           73,000                          73,000

Cost in excess of fair value of assets acquired, net      781,279                         436,000      24,353,467 i    22,883,638
                                                                                                       (4,870,693)i
                                                                                                        2,729,481 j
                                                                                                         (545,896)j
Other Assets                                               70,401           6,937          14,000                         91,338



                                                     ----------------------------------------------------------------------------
Total Assets                                         $  2,702,790    $    124,914    $  2,133,000    $ 51,236,664    $ 56,197,368
                                                     ----------------------------------------------------------------------------

Accounts Payable & Accrued expenses                  $  1,454,117    $    686,449    $    701,000                       2,841,566

Line of credit                                            582,704                                                         582,704

Current Portion of long-term debt                       1,670,780                    $     32,000                       1,702,780

Deferred Revenue                                          498,644                    $     95,000                         593,644

Other liabilities                                         155,862                          12,000                         167,862


                                                     ----------------------------------------------------------------------------
                                                        4,362,107         686,449         840,000                       5,888,556


Long term debt                                             98,846          83,061          24,000                         205,907
                                                     ----------------------------------------------------------------------------
                                                        4,460,953         769,510         864,000            --         6,094,463

Common Stock                                              825,683           2,557                                         828,240

Preferred Stock - Series A & B                                                          2,137,000    $ (2,137,000)p         3,300
                                                                                                            3,300 k

Additional Paid in Capital                                              1,942,311       8,508,000      29,609,700 k   100,962,759
                                                                                                           (5,200)e
                                                                                                        2,137,000 p
                                                                                                        2,075,000 h
                                                                                                       24,353,467 i
                                                                                                        2,729,481 j
                                                                                                       29,613,000 o
Unearned portion of compensatory stock options                                            (78,000)                       (78,000)

Accumulated Deficit                                    (2,583,846)     (2,589,464)     (9,298,000)     (1,332,066)g   (51,613,394)
                                                                                                      (35,810,018)f
                                                     ----------------------------------------------------------------------------
Total Stockholders' equity (deficit)                   (1,758,163)       (644,596)      1,269,000      51,236,664      50,102,905


Total liabilities and stockholders'equity (deficit)  $  2,702,790    $    124,914    $  2,133,000    $ 51,236,664    $ 56,197,368
                                                     ----------------------------------------------------------------------------



                               (Unaudited) Proforma Condensed Statement of Operations

                                             Year ended September 30, 1999

                                               NetLan        eB2B         DynamicWeb
                                             Enterprises,  Commerce,    Enterprises, Inc.   Proforma        Proforma
                                                 Inc.        Inc.       and Subsidiaries  Adjustments     consolidated
                                            -------------  ---------    ----------------- -----------     ------------
Revenues
   Transaction subscription processing             -            -        $   882,000   $        -        $    882,000
   Consulting services                        $2,313,933                   1,494,000                        3,807,933
   Network development                         2,010,067                     669,000        (84,219)c       2,594,848
   Other                                          78,697                                                       78,697
                                              ----------    ----------     ---------     ----------        ----------
                                               4,402,697        -          3,045,000        (84,219)        7,363,478
Cost of revenues
   Transaction subscription processing                                       598,000                          598,000
   Consulting services                         1,409,489                     893,000                        2,302,489
   Network development                         1,112,422                     299,000                        1,411,422
                                              ----------    ----------     ---------     ----------        ----------
                                               2,521,911        -          1,790,000            -           4,311,911

                                               1,880,786        -          1,255,000        (84,219)c       3,051,567
Expenses
   Marketing and sales                            13,476                   1,638,000                        1,651,476
   General and administrative                  2,582,274     2,041,652     1,876,000         (5,200)e       8,506,302
                                                                                            (63,424)c
                                                                                             10,000 d
                                                                                            (10,000)d
                                                                                          2,075,000 h

   Amortization of Goodwill                                                                 545,896 j       5,416,589
                                                                                          4,870,693 i
   Research and development                                    547,812       534,000                        1,081,812
                                              ----------    ----------     ---------     ----------        ----------
                                               2,595,750     2,589,464     4,048,000      7,422,965        16,656,179
                                              ----------    ----------     ---------     ----------        ----------
Loss from operations before other
   expense, income, income taxes and
   discontinued operations                      (714,964)   (2,589,464)   (2,793,000)    (7,507,184)      (13,604,612)
Other
   Gain on sale of asset                                                      12,000                           12,000
   Interest Expense                             (199,331)                     (5,000)                        (204,331)
   Other                                         (55,775)                                                     (55,775)
   Interest Income                                                            20,000                           20,000
                                              ----------    ----------     ---------     ----------        ----------
                                                (255,106)        -            27,000             --          (228,106)

Loss before discontinued operations             (970,070)   (2,589,464)   (2,766,000)    (6,197,018)      (13,832,718)
   Loss from discontinued operations          (1,310,166)                                   (21,900)c           -
                                                                                          1,332,066 g
                                              ----------    ----------     ---------     ----------        ----------
Net loss                                      (2,280,236)   (2,589,464)   (2,766,000)    (6,197,018)       13,832,718
Cumulative Dividend on Preferred Stock              -            -             -        (29,613,000)o     (29,613,000)
Cumulative Dividend on Preferred Stock,
   including imputed dividends                                            (1,699,000)     1,699,000 f          -
                                              ----------    ----------     ---------     ----------       ----------
Net Loss attributable to common
   stockholders                              $(2,280,236)  $(2,589,464)  $(4,465,000)  $(34,111,018)     $(43,445,718)
                                              ----------    ----------     ---------     ----------        ----------
                                              ----------    ----------     ---------     ----------        ----------

Net Loss per common share - basic and diluted                            $     (1.81)                    $      (4.27)

Weighted average number of shares
   outstanding - basic and diluted                                         2,460,287      7,710,949 l,m    10,171,236


            NOTES TO THE UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA

Pro Forma Adjustments and Assumptions:

(1) Assumptions:

     (A) The pro forma financial information reflects the Company's merger with eB2B which is accounted for as a reverse acquisition, preliminarily valued at approximately $26 million on December 1, 1999. The pro forma financial data also reflects the anticipated acquisition of NetLan by eB2B for consideration preliminarily valued at approximately $1.3 million, consisting of the equivalent of 125,000 shares of Company common stock, plus up to 200,000 shares of Company common stock may be issued to certain employees of NetLan. The aggregate value of these compensatory shares is $2.075 million. These share values are based on the fair market value of Company common stock as of the date of the letter of intent. Since the merger and the acquisition of NetLan have not yet been completed, the actual consideration for the transactions may change. For the purpose of the pro forma financial information, the number of shares of the Company common stock assumed issued in the reverse merger with eB2B is approximately 3.7 million. This amount is based on the number of shares of the Company common stock outstanding as of December 1, 1999, the date of the merger agreement, adjusted for Company preferred stock outstanding, which has subsequently been converted to Company common stock in accordance with the merger agreement.

                  The amount of purchase price in excess of the historical net book values of the acquired assets and assumed liabilities of the Company in the reverse acquisition has been allocated to goodwill in the accompanying pro forma presentation, and is for illustrative purposes only. The actual purchase price allocation will be based on fair values of the acquired assets and assumed liabilities as of the actual merger date. The pro forma adjustments reconcile the historical balance sheets of the Company, eB2B and NetLan to the allocated purchase prices above.

     (B) The pro forma adjustment includes $4.9 million and $0.6 million in amortization of goodwill and other intangible assets that would have been recorded during the period covered by the pro forma statement of operations related to the reverse merger with eB2B and the acquisition of NetLan, respectively. The pro forma adjustment is based on the assumption that the entire amount identified as goodwill and other intangible assets in both transactions will be amortized on a straight-line basis over a five-year period.

         The Company has not yet completed the valuation of the actual intangible assets to be acquired. When completed, certain amounts identified as intangible assets may be amortized over periods other than the five-year period represented in the pro forma statement of operations. Additionally, a portion of the purchase price may be identified as in-process research and development. This amount, if any, will be charged to operating results in the Company's fiscal year 2000 financial statements, when the acquisition accounting and valuation amounts are finalized. The pro forma statement of operations does not give effect to any potential in-process research and development charge related to the transactions.

(2) Adjustments:

     (C) The pro forma adjustment represents the elimination of revenue transactions between eB2B and NetLan during the period represented by the pro forma statement of operations.

     (D) The pro forma adjustment represents four (4) months rent for office space provided by NetLan to eB2B.

     (E) The pro forma adjustment represents the value of the warrants issued by eB2B to NetLan during 1999.

     (F) The pro forma adjustment represents cumulative dividends on preferred shares assuming shares converted on date of issuance. Presentation is made to reflect net loss attributable to common stockholders. Accordingly, the accumulated deficit is not affected by this adjustment.

     (G) The pro forma adjustment represents the reversal of discontinued operations treatment for disposed segments of NetLan.

     (H) The pro forma adjustment represents compensation expense for certain shares issued in connection with the NetLan merger.

     (I) The pro forma adjustment represents the goodwill and related amortization expense for the Company's merger with eB2B.

     (J) The pro forma adjustment represents the goodwill and related amortization expense for eB2B's acquisition of NetLan.

     (K) The pro forma adjustment represents the net proceeds received by eB2B during December 1999, from a private placement offering of 3.3 million shares of eB2B preferred stock, par value $0.001 per share.

     (L) Since the pro forma statement of operations results in a loss from continuing operations, the pro forma basic and diluted loss from continuing operations per common share are computed by dividing the loss from continuing operations available to common stockholders by the weighted average number of common shares outstanding. The calculation of the pro forma weighted average number of common shares outstanding assumes that the 7,386,000 and 325,000 shares of the Company's common stock issued in the merger with eB2B and the proposed acquisition of NetLan, respectively, were outstanding for the entire period.

     (M) Since the pro forma statement of operations results in a loss from continuing operations, the pro forma basic and diluted loss from continuing operations per common share are computed by dividing the loss from continuing operations available to common stockholders by the weighted average number of common shares outstanding. The calculation of the weighted average number of common shares outstanding assumes that the 1,070,000 shares of the Company's common stock issued upon conversion of preferred shares and warrants in conjunction with the definitive merger agreement with eB2B were outstanding for their applicable period.

     (N) Reflects the conversion of Company preferred stock into Company common stock in accordance with the merger agreement.

     (O) Reflects the imbedded beneficial conversion feature of eB2B's Series B preferred stock. In December 1999 eB2B issued 3,300,000 shares of Series B preferred stock for approximately $29,613,000, which as a result of the merger agreement with the Company, were convertible into approximately 16,320,000 shares of the Company's common shares valued at $7.35 per share, the Company's per share price on December 1, 1999, the date of the definitive merger agreement. As this value is significantly greater than the proceeds received, the total proceeds received were allocated to the convertible feature and amortized as a cumulative preferred dividend, resulting in a charge to retained earnings and a credit to additional paid in capital.

                          INFORMATION ABOUT THE COMPANY

         DynamicWeb Enterprises, Inc. (the "Company") provides services and software that facilitate business-to-business e-commerce between buyers and sellers. The Company's services include the provision of the necessary infrastructure and operational services to facilitate electronic transactions between buyers and sellers; and consulting services to businesses that wish to build and/or operate their own e-commerce infrastructure.

         The executive offices of the Company are located at 271 Route 46 West, Building F, Suite 209, Fairfield, New Jersey 07004. The Company's telephone number is (973) 276-3100 and the Company's facsimile number is (973) 575-9830. For more information, you may visit the Company's website at www.dynamicweb.com.

                             BUSINESS OF THE COMPANY

INDUSTRY BACKGROUND

         The success of the Internet in streamlining business-to-consumer transactions is leading companies to seek similar efficiencies in their business-to-business transactions. Companies are increasingly seeking to improve their operating efficiency through electronic commerce solutions. Forrester Research estimates that U.S.-based business-to-business electronic commerce will increase from $109 billion in 1999 to $1.03 trillion in 2003, and that by 2003 the market for business-to-business transactions will be more than ten times larger than the business-to-consumer transactions market.

         Electronic Data Interchange ("EDI") is a specific form of electronic commerce, consisting of a standard protocol for electronic transmission of data between a company and a third party. In an EDI transaction, the computers of the buyer and seller communicate and exchange the relevant information using an agreed-upon or standard format. A typical example of EDI is electronically placing a purchase order for merchandise with a vendor, and having the vendor electronically confirm the order and produce an invoice when the goods are shipped. In an earlier stage of electronic commerce, companies that wanted to conduct business electronically were required to have a special type of computer network called a value-added computer network or "VAN."

         The emergence of the Internet as an additional means of conducting electronic commerce has revolutionized the way businesses operate and interact with their customers and trading partners by creating new, highly efficient channels of communication and distribution. The Internet gives small to medium-size buyers and sellers access to the efficiencies associated with traditional EDI systems. In addition, the Internet enables buyers and sellers to interact with a greater number of potential trading partners.

THE COMPANY'S PRODUCTS AND SERVICES

         The Company's business is providing services and software that facilitate business-to-business e-commerce between buyers and sellers of direct goods, which are the goods or materials that businesses utilize in their core business. For instance, a tire purchased by an automobile manufacturer is a direct good. Conversely, a fax machine purchased by the same company, for general use in the office, is an indirect good.

         The Company's services fall into two general categories:

              e-commerce network services, including network development and transaction/subscription processing, where the Company provides the necessary infrastructure (hardware, software and communications links) and operational services to facilitate electronic transactions between buyers and sellers; and

              professional consulting services where the Company provides expertise to businesses that wish to build and/or operate their own e-commerce infrastructure.

         The Company markets and sells four principal electronic commerce technology solutions:

(1)      EDIxchangeBuy'sm' and EDIxchangeSell'sm'

         EDIxchangeBuy and EDIxchangeSell include the design, development and implementation of customized business-to-business e-commerce web sites. These web sites facilitate e-commerce between buyers and sellers of direct goods, resulting in improved inventory, increased customer satisfaction, and improved productivity within a supply chain. The service allows the Company's customer's EDI systems to communicate with other systems that do not use EDI. The service translates between purchase orders delivered over EDI systems and purchase orders sent via basic web browsers like Netscape or Microsoft Internet Explorer. In addition, this service supports the use of a broad array of documents, including catalogs with product information such as prices, descriptions and other data codes. The availability of this documentation enables customers to easily update, modify and customize their purchases.

(2)      EDIxchangeOutsource'sm'

         EDIxchangeOutsource includes the data processing equipment, software and technical people needed to manage and operate an EDI infrastructure. These services include security, mapping, translation, mail boxing and routing of business documents between the Company's customers, their EDI computer networks and their trading partners. In essence, the Company acts as an off-site EDI department on a customer's behalf. This service offers the flexibility both to process received (inbound) business documents in any format, and to send out (outbound) the same documents in the trading partner's specific requested format. The service can manage and optimize a client's entire EDI operation without the requirement for specialized software, personnel or training.

(3)      EDIxchangeConnect'sm'

         EDIxchangeConnect, a combination of electronic commerce software and services, is developed for businesses that require their older computer systems to handle EDI transactions. The software formats electronic transactions, such as purchase orders, invoices and shipment notifications, into commonly preferred data formats. Combined with the Company's EDIxchangeOutsource service, EDIxchangeConnect provides a powerful e-commerce solution that is easy to implement.

(4)      EDIxchangeSupport'sm'

         EDIxchangeSupport is a portfolio of professional consulting services provided to customers who wish to augment their in-house electronic commerce resources. EDIxchangeSupport includes consulting provided on-site and from other locations. It is focused on developing and implementing electronic commerce, communications between new and old computer systems, application integration, distribution logistics and translations between EDI and other types of data.

DISTRIBUTION AND MARKETING OF PRODUCTS AND SERVICES

         The Company believes that the most likely users of the Company's services are companies that are committed to aggressively using electronic commerce to improve their productivity. Since EDI is a fundamental part of business-to-business electronic commerce, the Company have focused the Company's marketing efforts on existing users of EDI. In addition, the Company is able to determine likely prospects by studying industry and financial analyses of EDI companies and the industry in general.

         EDIxchangeBuy and EDIxchangeSell are services targeted specifically at large companies and their suppliers. The target market for EDIxchangeOutsource consists primarily of middle market suppliers, who are forced to manage the complexity of EDI compliance with their various customers. EDIxchangeOutsource, supported by the Company's EDIxchangeNetwork, leverages the knowledge of the trading requirements of major enterprises to benefit multiple suppliers. In addition, the overall cost of EDI management is reduced by the shared connections to the Company's services, and by the Company's highly specialized customer service.

         The Company's sales strategy is to utilize a highly qualified and focused sales force to target early adopters and EDI-capable enterprises, such as the drug store industry and certain specialty retail market segments. In addition, the Company markets in traditional electronic commerce venues, such as electronic commerce trade shows and exhibitions.

COMPETITION

         The electronic commerce, EDI network services and computer software markets are highly competitive. The principal competitors in the electronic commerce software and services markets are Harbinger Corporation, Sterling Commerce, Inc., General Electric Company's GE Information Services subsidiary, Netscape Corporation, America Online, Inc., Open Market, Inc., InterWorld Corp., PurchasePro, Inc., Ariba, Inc., Commerce One, Inc., BroadVision, Inc., ConnectInc.com, International Business Machines Corporation, Microsoft Corporation, Electronic Data Systems Corporation and MCI WorldCom, Inc. Each of those companies is engaged in, or has announced plans to engage in, providing software products and services that facilitate electronic commerce over the Internet.

         Competition from Internet-based competitors may also be significant. The market for Internet software and services is emerging and highly competitive. It ranges from small companies with limited resources to large companies with substantially greater financial, technical and marketing resources than the Company. Management of the Company believes that existing competitors are likely to expand the range of their electronic commerce services to include Internet access, and that new competitors, which may include telephone companies and media companies, are increasingly likely to offer services that utilize the Internet to provide business-to-business data transmission services. Also, in the future the Company expects the major on-line service companies, such as America Online, Inc., CompuServe and Prodigy Communications Corp., to enhance their services to include certain aspects of electronic commerce.

CUSTOMERS

         The following chart lists the Company's key customers, the business in which such customers engage, and the solutions the Company provides to them.

                    EDIxchangeBuy'sm' or EDIxchangeSell'sm'

Company                                     Business
-------                                     --------

Rite Aid Corporation                        Retail pharmacy chain
GTE Service Corporation                     Communications
Southern New England Telephone Co.          Communications

Company                                     Business
-------                                     --------

The Walt Disney Company                     Entertainment
Best-Buy Co., Inc.                          Specialty retail
Service Merchandise Company, Inc.           Specialty retail
Linens N' Things Inc.                       Specialty retail
Great American Knitting Mills, Inc.         Manufacturer of Gold Toe, Nautica brands

                            EDIxchangeOutsource'sm'

Company                                     Business
-------                                     --------

SDI Technologies Inc.                       Manufacturer of SoundDesign electronics
Church & Dwight Co. Inc.                    Manufacturer of Arm & Hammer products
The Royal Doulton Company                   Maker of fine china
The Swatch Company                          Distributor of Swatch, Longines watches

                             EDIxchangeSupport'sm'

Company                                     Business
-------                                     --------

Nabisco Holdings Corp.                      Consumer goods
Toys R Us, Inc.                             Toy retailer
Neuman Distributors                         Consumer goods wholesaler


         The only customer that accounts for more than ten percent (10%) of the Company's business is Toys R Us, Inc., which accounted for approximately twenty-nine percent (29%) of the Company's business in fiscal year 1999, exclusively for EDIxchangeSupport consulting services.

INTELLECTUAL PROPERTY

         To protect the Company's proprietary products, the Company relies primarily on a combination of copyright, patent, trade secret and trademark laws, as well as confidentiality procedures and contractual provisions. On March 16, 1999, a patent number was assigned to the Company's NetCat software. In addition, the Company owns the United States trademark registrations of its DynamicWeb, NetCat, EDIxchange and ECbridgeNet trademarks. The Company also has on file with the U.S. Patent and Trademark Office pending applications for registration of the DWEB and EXTENDING THE ENTERPRISE trademarks. In addition, the Company owns a copyright registration for the Company's ordering system, and may have a right to assert copyright protection for additional works, including software.

         Despite the Company's efforts to protect the Company's proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that competitors will not independently develop similar or superior technology. The Company believes that, due to the rapid pace of innovation within the electronic commerce, EDI and related software industries, factors such as the technological and creative skills of its personnel are more important in establishing and maintaining a leadership position within the electronic commerce industry than are the various legal protections of its technology. The Company does not believe that any of its products infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products. From time to time, the Company has received notices which allege, directly or indirectly, that the Company's products or services infringe the rights of others. The Company generally has been able to address these allegations without material cost. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in electronic commerce grows and the functionality of products in different industry segments overlaps. Any such claims, irrespective of their merit, could be time-consuming, result in costly litigation, cause product shipment delays, require the Company to enter into royalty or licensing agreements, or prevent the Company from using certain technologies. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect.

         The Company currently has in place confidentiality and non-competition agreements with all fifty-two (52) of its employees. The Company has adopted a policy of requiring that all future employees sign appropriate confidentiality agreements and, where appropriate, non-competition agreements.

         The Company's proprietary Internet software is written in Practical Extraction and Reporting Language (known as "PERL"), which is the computer program language utilized for Internet applications. Because the Internet is not controlled or supervised by any one person or group, the evolution and continued utilization of PERL cannot be controlled or predicted. Changes in or the elimination of PERL could cause the Company to have to assume responsibility for support and development of that software.

         The Company currently licenses proprietary data encryption and authentication software from RSA Data Security, Inc. The RSA Data Security, Inc. software, which is licensed to the Company from Community ConneXion, Inc., is incorporated in certain other software related to the Web server utilized by the Company. The RSA Data Security, Inc. software is available on a non-exclusive basis. No assurance can be given that the encryption software presently available will continue to be available to the Company on commercially reasonable terms, or at all. Additionally, there is no assurance that, if a new encryption technology develops, it will be available to the Company on commercially acceptable terms, if at all.

         The Company also licenses: credit-card verification software from Cybercash, Inc. on a non-exclusive basis; data transformation software from Mercator Software Pty Ltd. on a non-exclusive basis; EDI translator software from the Gentran product line of Sterling Commerce, Inc. on a non-exclusive basis; and database software from Oracle Corporation on a non-exclusive basis.

REQUISITE GOVERNMENTAL APPROVAL; EFFECT OF GOVERNMENTAL REGULATIONS

         The Company's network services are transmitted to customers over dedicated and public telephone lines. These transmissions are governed by regulatory policies establishing charges and terms for communications. The Company's business and products could experience adverse impacts as a result of changes in the legislation and regulations relating to on-line services, EDI, the Internet access industry, telecommunication costs, competition in the telecommunications industry and international competition. Management believes that the Company is in material compliance with all applicable regulations.

PRODUCT DEVELOPMENT

         The Company spent approximately $534,000 in the year ended September 30, 1999 and $412,000 in the year ended September 30, 1998 for the research and development of products. To reduce product development time and expense, if appropriate, the Company has incorporated into its products certain software licensed to it by other software developers.

         The Company continues to assess the needs of trading partners in various trading communities and to develop software programs and network services to facilitate electronic commerce transactions over the EDIxchange Network. The Company's product development efforts currently are focused on providing a full range of electronic commerce solutions to new and existing customers. Specifically, the Company is in various stages of developing other software applications, including bar code integration to facilitate the shipping and receiving of goods, and catalog-based solutions.

EMPLOYEES

         As of September 30, 1999, the Company had forty-nine (49) full-time and three (3) part-time employees. Approximately nine (9) are technical personnel engaged in maintaining or developing the Company's products or performing related services, approximately ten (10) are marketing and sales personnel, approximately seventeen (17) are involved in providing consulting services to customers, approximately nine (9) are engaged in customer support and operations, and approximately seven (7) are involved in administration and finance. None of the Company's employees are represented by a union.

PROPERTIES

         The Company currently does not own or have any investment in real property. The Company's corporate offices are located at 271 Route 46 West, Building F, Suite 209, Fairfield, New Jersey. It has entered into two leases for approximately 5,400 square feet for its executive and administrative staff at an aggregate monthly rental of $6,600 with terms expiring on October 31, 2001 and December 31, 2002. The Company believes that additional space will be necessary in the near future and that additional space is available at rental rates that would not materially adversely affect the Company.

         The Company sold its former offices (at 1033 Route 46 East, Clifton, New Jersey) on November 23, 1998, for a sale price of approximately $205,000. The Company received proceeds net of repayment of mortgage debt and expenses of sale of approximately $12,000.

         In addition, the Company leases an apartment for James Conners, space for storage, and space incidental to its agreement for an Internet server.

LEGAL PROCEEDINGS

         On December 17, 1999, Sands Brothers & Co., Ltd. commenced a civil action against the Company in the United States District Court for the Southern District of New York. The Company had retained Sands Brothers & Co., Ltd. under an agreement to provide financial advisory, corporate finance, and merger and acquisition advice. Sands Brothers & Co., Ltd. alleges that it is entitled to compensation under the agreement for introducing eB2B, the company with which the Company is planning to merge, to the Company. Sands Brothers & Co., Ltd. did not introduce eB2B to the Company and the Company disputes that Sands Brothers & Co., Ltd. is entitled to compensation. The complaint of Sands Brothers & Co., Ltd. alleges breach of contract, unjust enrichment and other related causes of action arising from the allegations that it introduced eB2B to the Company. Sands Brothers & Co., Ltd. seeks an accounting, a declaratory judgment adjudging the respective rights under its agreement with the Company, and damages in an amount not less than $3,500,000, plus interest, costs and attorneys' fees. The Company believes the lawsuit to be without merit. On January 6, 2000, the Company answered the complaint denying the material allegations contained therein. Discovery is now proceeding.

         The Company is not a party to any other material legal proceeding.

FURTHER INFORMATION ABOUT THE COMPANY

         The Company incorporates by reference the following documents filed with the Securities and Exchange Commission:

         1. The Company's annual report on Form 10-KSB for the fiscal year ended September 30, 1999.

         2. The Company's quarterly report on Form 10-QSB for the recent fiscal quarters.

         3. All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

COPIES OF DOCUMENTS

         To each person who receives a proxy statement/prospectus, the Company will provide upon request and without charge a copy of the additional documents listed above, not including the exhibits to those documents unless the exhibits are specifically incorporated by reference into those documents. Requests for those documents should be made to: DynamicWeb Enterprises, Inc., 271 Route 46 West, Building F, Suite 209, Fairfield, New Jersey 07004. The telephone number is (973) 276-3100. Stockholders must request the information no later than five business days before the date they must make their investment decision.

FINANCIAL STATEMENTS OF THE COMPANY

         The audited balance sheet of the Company as of September 30, 1999 and the related statements of operations, changes in stockholders' equity and cash flows for each of the years in the two-year period then ended is attached to this proxy statement/prospectus as Appendix F.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS OF THE COMPANY

         The following discussion and analysis should be read in conjunction with the financial statements included in this proxy statement/prospectus and in conjunction with the description of the Company's business included in this proxy statement/prospectus. It is intended to assist the reader in understanding and evaluating the financial position of the Company.

         This discussion contains, in addition to historical information, forward looking statements that involve risks and uncertainty. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed in this proxy statement/prospectus.

                              RESULTS OF OPERATIONS

         For the year ended September 30,1999, the Company's revenue has been classified into three categories: transaction/subscription processing, consulting services and network development. Previously, the Company classified revenues as transaction processing, professional services and other. Accordingly, certain revenues from prior periods have been reclassified to conform to current classifications.

         The Company had net sales of $3,045,000 for the year ended September 30, 1999, compared to $1,187,000 for the year ended September 30, 1998, an increase of approximately $1,858,000, or one hundred fifty-six percent (156%). The increase in sales was attributable to the increase of the Company's new EDI/Internet products and services, particularly transaction processing services offered through the Company's EDI service bureau and sales of the Company's consulting services.

         Transaction/subscription processing revenues include initial subscription fees, and monthly transaction fees. These revenues for the year ended September 30, 1999 were $882,000, as compared to $419,000 for the year ended September 30,1998, an increase of $463,000 or one hundred eleven percent (111%).

         Consulting service revenues represent fees from contract computer programming. These revenues for the year ended September 30, 1999 were $1,494,000 as compared to $601,000 for year ended September 30, 1998, an increase of $893,000 or one hundred forty-nine percent (149%). The increase resulted from additional customers coupled with an increase in the average amount billed per programmer.

         Network development revenues primarily relate to the development of EDI data transformation tools and to the custom development of EDIxchange, EDIxchangeBuy and EDIxchangeSell from which the transaction/subscription processing revenues are derived. Network development revenues for the year ended September 30, 1999 were $669,000 as compared to $167,000 for the year ended September 30, 1998, resulting in an increase of $502,000 or three hundred one percent (301%). This increase is attributable to the increased customized development of data transformation tools for customers using the EDIxchange suite of services and also the new customer setup of the EDIxchange suite of products.

         Total cost of sales was $1,790,000 for the year ending September 30, 1999, for a gross profit of approximately $1,255,000 and gross margin of forty-one percent (41%). This compares to cost of sales of $719,000 for the year ended September 30, 1998, resulting in gross profit of $468,000 and gross margin of thirty-nine percent (39%). A portion of the increase in cost of sales is attributable to salary increases that took effect in the second, third, and fourth quarters of fiscal 1999. The aggregate salary increase consists of the salary expense of the addition of ten (10) new employees plus normal course pay raises for all other employees. The increase is also attributable to increased costs for maintaining and upgrading equipment and communications for better service to the Company's customers. In addition, certain amounts previously recorded as operating expenses in the year ending September 30, 1998 have been reclassified into cost of sales.

         Cost of transaction/subscription processing was $598,000 for the year ended September 30, 1999, for a gross profit of approximately $284,000 and gross margin of thirty-two percent (32%). This compares to cost of transaction/subscription processing of $240,000 for the year ended September 30, 1998, resulting in gross profit of $179,000 and gross margin of forty-three percent (43%).

         Cost of consulting service revenues provided by the Company was $893,000 for the year ended September 30, 1999, for a gross profit of $601,000 and gross margin of forty percent (40%). This compares to cost of consulting services of $427,000 for the year ended September 30, 1998, resulting in gross profit of $174,000 and gross margin of twenty-nine percent (29%).

         Cost of network development revenues was $299,000 for the year ended September 30, 1999, or a gross profit of $370,000, and gross margin of fifty-five percent (55%). This compares to cost of network development revenues of $52,000 for the year ended September 30, 1998, resulting in gross profit of $115,000 and gross margin of sixty-nine percent (69%).

         Marketing and sales expenses were $1,638,000 for the year ended September 30, 1999 as compared to $734,000 for the year ended September 30, 1998. The increase is attributable to salaries for new hires, the costs of attendance at trade shows associated with the Company's efforts to market its EDI/Internet products and services, additional advertising expenses, and the creation of a new division, customer satisfaction, to provide support for the Company's products.

         General and administrative expenses were $1,876,000 for the year ended September 30, 1999 as compared to $1,925,000 for the year ended September 30, 1998. The decrease is attributable to lower expenditures in various areas.

         Research and development expenses were $534,000 for the year ended September 30, 1999 as compared to $412,000 for the year ended September 30, 1998. The increase is attributable to hiring of additional staff and to higher compensation.

                         LIQUIDITY AND CAPITAL RESOURCES

         As of September 30, 1999, the Company had cash of approximately $418,000 and total current assets of approximately $1,085,000 and total current liabilities of $840,000.

         The Company had a net loss of approximately $2,766,000 for the year ended September 30, 1999 and negative operating cash flow of approximately $2,187,000. The Company's negative cash flow for the year was funded by proceeds from private placements of the Company's common stock.

         On September 30, 1999, the capital resources available to the Company were not adequate to finance the Company's activities for the quarter ending December 31, 1999. Pursuant to a loan agreement with eB2B, the Company has received an aggregate amount of $2,000,000 as of December 29, 1999. Management expects that the Company's cash flow will be sufficient to last through June 30, 2000, by which time the Company anticipates having consummated the merger with eB2B. If the merger is not consummated, or if the cash available before the consummation of the merger is insufficient to meet the Company's needs, the Company will need to conduct additional financing activities. There can be no assurance that such financing activities will be successful.

         On December 3, 1998, the Company closed on a second private placement of Series A 6% convertible preferred stock with The Shaar Fund, Ltd. In this second private placement, The Shaar Fund, Ltd. purchased 625 additional shares of the Company's Series A 6% convertible preferred stock and an additional 50,000 common stock purchase warrants with a term of three (3) years and an exercise price of $6.00 for an aggregate price of $500,000. The Company received net proceeds of approximately $415,000.

         On February 16, 1999, the Company completed a private placement to The Shaar Fund, Ltd. of 500 shares of the Company's Series B 6% convertible preferred stock and 45,000 common stock purchase warrants. The total offering price was $500,000, and the Company received net proceeds of approximately $375,000. Trautman Kramer & Company Incorporated, acting as placement agent for the private placement, received a fee of $50,000 and additional compensation of 50,000 common stock purchase warrants exercisable at $7.00 per share.

         On April 26, 1999, the Company completed a private placement to Cranshire Capital, L.P. and Keeway Investments, Ltd. of 235,295 shares of the Company's common stock. The total offering price was $1,000,000 and the Company received net proceeds of approximately $940,000.

         On May 12, 1999, the Company completed a second private placement of the Series B 6% convertible preferred stock to The Shaar Fund, Ltd. This private placement included 1,000 shares of the Company's Series B 6% convertible preferred stock and 90,000 common stock purchase warrants for an aggregate price of $1,000,000. The Company received net proceeds of $750,000 and used the proceeds for general operating expenses.

         Some of the statements under "Management's Discussion and Analysis or Plan of Operation," "Business" and elsewhere in this proxy statement/prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "thinks," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable terminology.

                             INFORMATION ABOUT eB2B

GENERAL

         eB2B is an Internet-based business-to-business service provider offering manufacturers and retailers the capability to conduct electronic commerce transactions utilizing the Internet. eB2B's proprietary Internet-based technology solutions enable business-to-business transactions on a pay-per-transaction basis.

         eB2B's business strategy is to use the Internet to develop electronic commerce trading channels within specific industries and industry segments that will provide automation of product procurement and transaction management between manufacturers and retailers. eB2B believes that Internet-based business-to-business e-commerce is poised for rapid growth and is expected to represent a significantly larger opportunity than business-to-consumer or person-to-person e-commerce, due to the long-term, recurring nature of business-to-business relationships. Since business transactions between manufacturers and retailers are typically recurring and non-discretionary, the average order size and lifetime value of a business-to-business e-commerce relationship is typically greater than that of a business-to-consumer e-commerce relationship.

         eB2B believes that its target markets - manufacturers and retailers that would use eB2B's network trading channels - consist of approximately 1,401,800 retailers and 105,000 manufacturers processing approximately 1.3 trillion transactions annually. eB2B projects that with a market penetration rate of 2.2% for retailers and 0.4% for manufacturers, it can secure approximately 31,000 retailers and 400 manufacturers within a 5 year period, and generate approximately 285 million transactions per year. As eB2B's revenues will be derived from fees charged to manufacturers for each transaction processed, the more transactions eB2B processes the greater its revenues. However, there can be no assurance that eB2B will be able to process enough transactions to achieve profitability or that eB2B can achieve the required penetration rate in any market.

U.S. MARKET FOR eB2B'S TARGETED MARKETS*

                                                              Manufacturers           Retailers
                                                              -------------           ---------

Sporting Goods & Recreational Retailers                         2,400                 155,000

Specialty Retailers                                            10,700                 142,500

Home Furnishings Stores                                         9,400                 156,600

Apparel & Accessory Stores                                     22,200                 137,000

Food and Food Products                                          9,000                 288,000

Eating & Drinking Places                                       24,600                 433,700

Miscellaneous Retailers                                        26,700                   89,000
                                                             --------                ---------
Total                                                         105,000                1,401,800

         *Data extracted from U.S. Department of Commerce, Bureau of Census using eB2B's criteria

eB2B'S SOLUTION

         eB2B provides software and services to the e-commerce business-to-business market. eB2B's network is a secure, Internet-based purchase and sales channel that enables manufacturers and retailers, from a variety of industries, to buy and sell goods from one another efficiently. eB2B believes its technology gives eB2B sustainable competitive advantages in cost, quality and functionality.

         eB2B believes that the network trading channels will provide the following advantages to retailers:

             online, real-time access to manufacturers' software systems through a system that ensures the retailer of having the most accurate and up-to-date information possible;
             manufacturers can customize the data and services available to each individual retailer on the system;
             substantially more convenient and efficient ordering improved product information;
             more reliable status of order information and timing of shipments faster delivery;
             greater order accuracy;
             lower inventory carrying costs that result in lower transaction; and processing costs and greater accounting and data entry efficiency.

         eB2B believes that the network trading channels will provide the following advantages to manufacturers:

             significant reduction in order processing costs;
             increased inventory turnover;
             reduced customer service costs; and
             decreased order-to-delivery time.

ELECTRONIC NETWORK TRADING CHANNELS

         eB2B's network trading channels are a simplified and cost efficient extension of electronic data interchange (EDI) systems. Current EDI systems allow buyers and sellers to conduct transactions, electronically and at set prices, between each other across an expensive proprietary network. Each side to the transaction is required to purchase expensive software and hardware specifically designed for the applicable EDI system. Transactions are standardized transmissions that do not allow for deviations once the initial computer format is set. Small to medium-sized retailers generally lack access to the EDI systems that larger retailers utilize because of the significant capital expenditures required for the hardware and software. eB2B believes that most current EDI systems are antiquated, do not utilize the current Internet-based technologies and are more expensive to use and build than Internet-based systems.

         The network trading channels allow manufacturers and retailers within a market to obtain product information, perform transactions and otherwise allow interaction with each other over the Internet. eB2B believes that as more manufacturers and retailers are drawn to the network trading channels, a networking effect should develop, where the value to each manufacturer in the network increases with the addition of each new retailer, and the value to each retailer increases with the addition of each new manufacturer.

         eB2B's network trading channels provide retailers with a form of on-line, real-time purchase ordering capability and inventory management access to manufacturers' software systems. Many of today's business-to-business e-commerce solutions must be integrated with an manufacturer's existing software systems, a process that can be complex, time-consuming and expensive. Manufacturers' personnel must be trained to use the new software. Consequently, selection and implementation of present business-to-business e-commerce solutions represents a significant commitment by the manufacturer, and the costs of switching solutions are high.

         eB2B believes that its business-to-business e-commerce solutions can be inexpensively integrated into a manufacturers' particular software system. By providing such integration, a manufacturer's personnel would not have to learn a new computer system and a manufacturer can maintain its existing software system. A retailer utilizing eB2B's solution will have the ability to purchase products at any time, 24 hours a day, 7 days a week, by using their current Internet browser and without having to learn a new customized program.

         Currently, eB2B operates two network trading channels in the sporting goods market. The "eB2B Team Sports Network" was launched in June 1999 with retailer Team Athletic Goods (TAG). TAG has set up approximately 250 of its retail member locations on the new network trading channel. Three major manufacturers have enrolled in the eB2B Team Sports Network, Cramer Products, Twin City Knitting Mills and Marshall-Browning. In addition, the TAG catalog will be available online and accessible by the TAG retailers.

         The "eB2B Golf Network" was launched in July 1999. eB2B Golf Network has enrolled approximately 50 pro shops located in the state of Minnesota who are members of the Professional Golfers' Association (PGA). Wilson Sporting Goods has enrolled and provides its golf products online to each of these golf pro shops.

         eB2B intends to follow the implementation of the golf and team apparel networks with the creation of network trading channels in other markets that are characterized by large manufacturers interacting with a large numbers of retailers.

STRATEGY

Strategic Partnerships

         eB2B's strategy to achieve heavy penetration in each targeted market, is to attract the buying power of large retailer buying and trading organizations and to attract leading manufactures to use eB2B's solutions. eB2B believes that alliances with technology partners, marketing partners, and retailer purchasing organizations in each of the targeted markets should allow eB2B to capture market share ahead of the competition.

         eB2B has initiated negotiations with a number of retailer purchasing organizations whose members consist of approximately 10,000 individual retailers. One of these organizations has signed an engagement letter to enroll in a network trading channel. Each industry purchasing organization consists of a large number of retailers. eB2B believes that these purchasing organizations will refer eB2B to manufacturers and that these manufacturers will enroll in a Network Trading Channel.

Growth Strategy

         eB2B has identified a number of markets within which it intends to launch network trading channels during the next twenty-four months. Each network trading channel will be targeted at markets characterized by a large number of buyers and sellers, a high degree of fragmentation among buyers, sellers or both, significant dependence on information exchange, large transaction volume and user acceptance of the Internet. These markets include: apparel, home furnishings, specialty retail, food and beverage, eating and drinking establishments, and mass retailers. Two network trading channels are intended to be launched in each market. After the successful launch of two network trading channels within the targeted markets, eB2B will evaluate and select additional network trading channels and additional markets.

TECHNOLOGY

         At the core of eB2B's technology is a proprietary Internet-based electronic commerce capability licensed by eB2B called Enterprise Commerce Solution ("ECS"). This network software runs on eB2B's servers in New York, New York and integrates with the technologies of eB2B's technology partners. The software is an enterprise-wide Internet based product that gives manufacturers and retailers access to each other's internal software systems.

         eB2B's technology package includes both proprietary and non-proprietary elements. On the front end, ECS integrates a retailer's accounting systems and a retailer purchasing organization's tracking systems through any secure Internet browser. On the back end, ECS ties into the manufacturer's software systems, various EDI value added networks (VANS) and other logistics and freight tracking modules in the supply chain. By connecting the systems of all of the participants in the network trading channel, ECS integrates their systems into an electronic marketplace.

         The retailers' interface with ECS is powered by InterWorld Corporation's "Commerce Exchange" software, which has been extensively modified for eB2B to accommodate the needs of the network trading channels. eB2B believes that Commerce Exchange is a highly configurable, scalable, reliable and secure application server platform, ideal for deploying sophisticated e-commerce solutions. It is designed to integrate with a wide variety of hardware, operating systems, databases, and business applications.

         The back end's communications capabilities are based on the messaging software of Sterling Commerce Inc. ("Sterling"). Furthermore, Sterling's expertise with EDI systems will allow eB2B to easily integrate the software systems of participating retailers and manufacturers with ECS.

         The diagram of the Network Trading Channel configuration is as follows:

                                [CHART]

ECS can bring together retailer support, product merchandising, shipping, logistics, order processing, manufacturing systems, financial and asset management in a real time environment.

TECHNOLOGY PARTNERS

     Currently, eB2B has working arrangements with three corporate partners that assist with such functions as sales, marketing, technology development and integration of eB2B's services with manufacturers' and retailers' software systems: Sterling Commerce, Inc. (Sterling), InterWorld Corporation (InterWorld), and Netlan Enterprises, Inc. (Netlan).

     Sterling is a supplier of electronic commerce products and services with over 20 years of experience in assisting Fortune 500 companies with their EDI and software needs. Sterling and eB2B have agreed to a pilot Electronic Commerce Services Partnership Agreement for six months beginning October 8, 1999. eB2B will become the first provider of web enabled EDI services to Sterling's customers using their EDI value added network. eB2B will re-market Sterling's
COMMERCE: Network in conjunction with its own electronic commerce products for manufacturers that require value added network services. Sterling will dedicate ten (10) salespeople throughout the United States to sell eB2B's product exclusively, in exchange for a percentage of the transaction fee charged to manufacturers by eB2B. Sterling will also provide eB2B with manufacturers' UPC catalog data to load into the network trading channels, use of their value added network, marketing resources, sales support, and financial incentives to bring manufacturers to their COMMERCE: Network.

     InterWorld provides enterprise-class Internet commerce software for sales, order management, fulfillment and customer service applications. InterWorld is providing the software that the retailers will use to place their orders through the Internet to manufacturers. InterWorld has recently been recognized by Gartner Group's Dataquest as having the highest market share in the business-to-business, sell-side Internet commerce applications segment. eB2B has signed a licensing agreement for the use of InterWorld's Commerce Exchange software, in addition to contracting with InterWorld's Professional Services Group to enhance the network trading channel's functionality.

     Netlan provides web development, network development, end-user training, and technical support services to eB2B. In addition, Netlan will resell eB2B's product and services to manufacturers and retailers. Netlan is providing hosting services for the first two Network Trading Channels launched by eB2B.

COMPETITION

     Business-to-business e-commerce is a new and rapidly evolving industry, competition is intense and expected to increase significantly in the future. Currently, business-to-business electronic commerce capabilities are fragmented and primarily used in the supplier to manufacturer chain. eB2B believes that very few networks exist where the manufacturer's finished goods inventory is being accessed by a retailer procurement system. eB2B believes that it provides a unique service in the marketplace, where a small to medium sized retailer can process transactions with multiple manufacturers. However, eB2B believes that competition may develop from four areas: EDI/electronic commerce companies, technology/software development companies, retailer purchasing organizations, and leading industry manufacturers.

     The EDI value added networks and e-commerce companies have provided the basis for the electronic commerce expansion currently taking place. However, many have only recently started to develop and market products that address the Internet. Many of the products being offered are extensions of existing products, allowing companies to offer Internet products. However, frequently these products lack the flexibility available through Internet-based e-commerce. Some companies provide the software and services that would allow groups to create trading networks similar to eB2B's trading networks. However, these companies do not currently organize the networks.

     The software development companies have developed products which fall into three broad categories. First, the packaged application, which provides out-of-the-box readiness, but with limited functionality. Second, the application toolkit, which provides base functionality with easy access to make modifications. Finally, hosted services, which provides the capability on an outsourced basis. All of these alternatives may present competition for eB2B, in that each provides an alternative product for an eB2B competitor to create its own business-to-business marketplace.

     The retailer purchasing organizations also present competition to eB2B in the electronic commerce market. Many of these organizations have established an online presence that services their community with content and general information. However, many of these organizations are relatively small enterprises that are unable to purchase expensive or cumbersome electronic commerce systems.

     Manufacturers may enter into the business-to-business market either on their own or by partnering with other large manufacturers. Additionally, manufacturers may attempt to contact consumers directly, thus bypassing retailers. Many leading manufacturers have, in fact, commenced offering products directly to the consumer. These offerings compete indirectly with the network trading channels. As more manufacturers utilize the business-to-consumer transactions, there is less need for the business-to-business marketplace.

TRADEMARKS

     eB2B's principal trademark is "eB2B", for which eB2B is seeking a federal registration. There can be no assurance that a trademark will be granted by the United States Patent and Trademark Office. If a trademark is not obtained than there can be no assurance that the mark can be adequately protected against any third party infringement, which could adversely affect eB2B's business.

RECENT DEVELOPMENTS

     On January 7, 2000, eB2B and Netlan Enterprises, Inc. ("Netlan") entered into a letter of intent under which Netlan has agreed to merge into eB2B (or a subsidiary of eB2B), subject to certain conditions. It is contemplated that this proposed merger (the "Netlan Merger") will be completed prior to the merger of eB2B into the Company. However, there can be no assurance that the Netlan Merger will be completed during such time period or that it will ever be completed.

     The letter of intent provides that Netlan's stockholders will receive an aggregate of 125,000 shares of eB2B common stock in exchange for all of the outstanding Netlan common stock. These shares will be exchanged for 325,000 shares of Company common stock upon the completion of the merger of eB2B and the Company (200,000 shares of which will be earned by the sellers over a one year period, and accordingly, the value of the 200,000 shares will be charged to compensation expense). The boards of directors of each of eB2B and the Company have approved the Netlan Merger. In addition, eB2B and the Company have agreed that the shares to be issued in connection with the Netlan Merger will not alter the exchange ratio applicable to the merger of eB2B and the Company.

     The letter of intent also provides that if either party withdraws or terminates from the Netlan Merger other than by mutual consent (and other than if eB2B withdraws due to Netlan's failure to fulfill any condition to eB2B's obligation to complete the transaction) then the withdrawing party will pay to the other party the sum of $250,000.

EXECUTIVE COMPENSATION

     The table below provides information concerning the annual and long-term compensation earned or paid to eB2B's Chief Executive Officer and to each of its most highly compensated executive officers other than the Chief Executive Officer whose total annual salary and bonus exceeded $100,000, for services rendered to eB2B during the year ended December 31, 1999.

---------------------------------------------------------------------------------------------------------------------
                          Annual Compensation                    Long Term Compensation
---------------------------------------------------------------------------------------------------------------------
 Name                     Year       Salary (1)    Bonus         Options Awarded     Securities underlying Options
---------------------------------------------------------------------------------------------------------------------
 Peter J. Fiorillo        1999       $195,000      $50,000       750,000 (2)(3)      750,000
---------------------------------------------------------------------------------------------------------------------
 Joseph Bentley           1999       $115,000      $20,000       100,000 (4)         100,000
---------------------------------------------------------------------------------------------------------------------
 Kevin Hayes              1999       $125,000      $25,000       100,000 (4)         100,000
---------------------------------------------------------------------------------------------------------------------

(1) From January 1, 1999 to September 30, 1999, eB2B elected, in accordance with the right it was granted under each employment agreement, to accrue the base salary for each of the executive officers of eB2B. In January 2000, the accrued salary for each officer (which represented approximately seventy-five percent (75%) of the total salary for each officer) was converted at the election of the officers, into common stock of eB2B at $5.50 per share, the fair market value of the common stock on the date of conversion.

(2) Includes 250,000 options to purchase shares of common stock of eB2B granted under an executive performance equity plan between eB2B and the executive officer. The options vested during the 1999 calendar year, upon eB2B's achievement of the performance based goals set by the Board of Directors of eB2B.

(3) Includes 500,000 options that were granted to Mr. Fiorillo by eB2B, which options will vest immediately upon the completion of the merger with the Company.

(4) Includes 100,000 options to purchase shares of common stock of eB2B granted under an executive performance equity plan between eB2B and the executive officer. The options vested during the 1999 calendar year, upon eB2B's achievement of the performance based goals set by the Board of Directors of eB2B.

OPTION GRANTS

     The following table provides information regarding options [and warrants] issued during the year ended December 31, 1999 to executive officers of eB2B.

                        Option Grants in Last Fiscal Year
--------------------------------------------------------------------------------

                         ---------------------------------------------------------------------------
                                                          Individual Grants
----------------------------------------------------------------------------------------------------
 Name                     Number of            Percent of Total     Exercise      Expiration Date
                          Securities           Options Granted to   Price per
                          Underlying Options   All Employees in     Share
                          Granted              Fiscal Year
----------------------------------------------------------------------------------------------------
 Peter J. Fiorillo(1)     250,000              20%                  $0.50         August 15, 2004
----------------------------------------------------------------------------------------------------
 Peter J. Fiorillo(2)     500,000              39%                  $5.50         November 9, 2004
----------------------------------------------------------------------------------------------------
 Joseph Bentley(3)        100,000               8%                  $0.50         August 15, 2004
----------------------------------------------------------------------------------------------------
 Kevin Hayes(3)           100,000               8%                  $0.50         August 15, 2004
----------------------------------------------------------------------------------------------------

(1) Includes 250,000 options to purchase shares of common stock of eB2B granted under an executive performance equity plan between eB2B and the executive officer. The options vested during the 1999 calendar year, upon eB2B's achievement of the performance based goals set by the Board of Directors.

(2) Includes 500,000 options that were granted to Mr. Fiorillo by the board of directors of eB2B, which options will vest immediately upon the completion of the merger with the Company.

(3) Includes 100,000 options to purchase shares of common stock of eB2B granted under an executive performance equity plan between eB2B and the executive officer. The options vested during the 1999 calendar year, upon eB2B's achievement of the performance based goals set by the Board of Directors.

EMPLOYMENT AGREEMENTS

     After the merger, the Company will have employment agreements with the following executive officers: Peter J. Fiorillo, Joseph Bentley, Kevin Hayes and Steven L. Vanechanos, Jr. The terms of Mr. Vanechanos' employment agreement are summarized above under "Terms of the Merger Agreement--Conditions to the Consummation of the Merger".

     Mr. Fiorillo's employment agreement, dated December 1, 1998, provides for a base salary of $195,000 per year. The base salary will increase by at least five percent (5%) per year. Mr. Fiorillo is also entitled to an annual bonus of at least $50,000 per year. The term of employment extends until December 31, 2002, however, Mr. Fiorillo's employment may be terminated by Mr. Fiorillo upon 60 days' notice or for cause, and may be terminated by the Company with or without cause. In the event employment is terminated by Mr. Fiorillo for cause, is terminated by the Company without cause, or is terminated as a result of Mr. Fiorillo's death, then the Company is required to pay Mr. Fiorillo a severance payment and all of Mr. Fiorillo's options would immediately vest. The severance payment is the greater of (1) 400% of the remaining compensation due under the agreement or (2) 250% of the highest annual compensation received during the preceding three years. The employment agreement also provides that Mr. Fiorillo has the right to terminate his employment upon a change of control and, in such case, receive the foregoing severance payment. However, as a condition to the merger, Mr. Fiorillo has waived his rights with respect to a change of control.

     Mr. Bentley's employment agreement, dated December 1, 1998, provides for a base salary of $115,000 per year. The base salary will increase by at least five percent (5%) per year. Mr. Bentley is also entitled to an annual bonus of at least $20,000 per year. The term of employment extends until December 31, 2001, however, Mr. Bentley's employment may be terminated by Mr. Bentley upon 60 days' notice or for cause, and may be terminated by the Company with or without cause. In the event his employment is


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


terminated by Mr. Bentley for cause, is terminated by the Company without cause, or is terminated as a result of Mr. Bentley's death, then the Company is required to pay Mr. Bentley a severance payment and all of Mr. Bentley's options would immediately vest. The severance payment is the greater of (1) 300% of the remaining compensation due under the agreement or (2) 200% of the highest annual compensation received during the preceding three years. The employment agreement also provides that Mr. Bentley has the right to terminate his employment upon a change of control and, in such case, receive the foregoing severance payment. However, as a condition to the merger, Mr. Bentley has waived his rights with respect to a change of control.

     Mr. Hayes's employment agreement, dated December 1, 1998, provides for a base salary of $125,000 per year. The base salary will increase by at least five percent (5%) per year. Mr. Hayes is also entitled to an annual bonus of at least $25,000 per year. The term of employment extends until December 31, 2001, however, Mr. Hayes' employment may be terminated by Mr. Hayes upon 60 days' notice or for cause, and may be terminated by the Company with or without cause. In the event his employment is terminated by Mr. Hayes for cause, is terminated by the Company without cause, or is terminated as a result of Mr. Hayes' death, then the Company is required to pay Mr. Hayes a severance payment and all of Mr. Hayes' options would immediately vest. The severance payment is the greater of
(1) 300% of the remaining compensation due under the agreement or (2) 200% of the highest annual compensation received during the preceding three years. The employment agreement also provides that Mr. Hayes has the right to terminate his employment upon a change of control and, in such case, receive the foregoing severance payment. However, as a condition to the merger, Mr. Hayes has waived his rights with respect to a change of control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Michael S. Falk, a director of eB2B, is a principal and the Chief Executive Officer of Commonwealth Associates, L.P. Under an agreement between Commonwealth Associates, L.P. and eB2B, upon completion of the merger, Commonwealth Associates, L.P. will receive a finder's fee equal to three percent (3%) of the total number of shares to be received by eB2B stockholders in the merger. Under an Agency Agreement between eB2B and Commonwealth Associates, L.P., until October 2000, the Company would be required to provide Commonwealth Associates, L.P. a right of first refusal to serve as manager, placement agent or investment banker in connection with an offering of securities of up to $25 million. In addition, in the event the Company is sold for cash or stock on or prior to October 2004, Commonwealth Associates, L.P. would be entitled to a fee equal to 1% of the consideration paid in such transaction.

     Peter J. Fiorillo, Chief Executive Officer of eB2B and the designated Chief Executive Officer of the Company after the merger, has been granted options to purchase 500,000 shares of eB2B's common stock at an exercise price of $5.50. These options will vest upon completion of the merger.

     In December 1998, Joseph Bentley, Executive Vice President and a director of eB2B, purchased on behalf of eB2B partially developed software at a price of $86,000. In consideration of such purchase eB2B issued to Mr. Bentley a promissory note for $86,000. As of November 1999, $6,000 had been repaid by eB2B and the parties agreed to convert the remaining principal of the note, equal to $80,000, into shares of eB2B common stock at a conversion price of $0.50 per share.

FINANCIAL STATEMENTS OF eB2B

     The audited balance sheet of eB2B as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the period from November 6, 1998 (date of inception) through December 31, 1998 and the unaudited balance sheet of eB2B as of September 30, 1999 and the related statements of operations, stockholders' equity (deficiency) and cash flows for the nine month period ended September 30, 1999 are attached to this proxy statement/prospectus as Appendix __.

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


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                   CONDITION AND RESULTS OF OPERATIONS OF eB2B

     Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. eB2B's actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to these differences include, but are not limited to, the risks discussed in the section entitled "Risk Factors" in this prospectus. See "Special Note Regarding Forward-Looking Statements".

                                    OVERVIEW

     eB2B is an Internet-based business-to-business service provider allowing manufacturers and retailers within specific industry and industry segments to conduct cost effective transactions utilizing the Internet. We were incorporated in November 1998, and launched our web site which continues to be developed, in June 1999. For the period from inception to September 1999, our primary activities consisted of raising capital, recruiting and training employees, developing our business strategy, designing a business system to implement our strategy, and developing business relationships with retailers and manufacturers. Since launching our service, we have continued establishing additional relationships with retailers and manufacturers, promoting our brand name eB2B, and building a customer service operation. Our operating expenses have increased significantly since inception and are expected to continue to increase. This trend reflects the costs associated with our formation as well as increased efforts to promote the eB2B brand, build market awareness, attract customers, recruit personnel, and build our infrastructure. We must develop and build our customer base, implement and successfully execute our business and marketing strategy, continue to develop and enhance our transaction processing systems, respond to competitive developments and attract, retain and motivate quality personnel. Since our inception, we have incurred significant losses, and as of September 30, 1999 we had an accumulated deficit of approximately $2.5 million. We believe that our success will depend on our ability to:

          substantially increase the number of retailers and manufacturers conducting transactions through our service;

          realize repeat orders from a significant number of retailers and manufacturers;

          achieve favorable gross margins; and

          rapidly expand and build out Network Trading Channels in new Vertical Markets.

To meet these challenges, we intend to invest heavily in marketing and promotion, infrastructure facilities, equipment, technology and personnel. As a result, we expect to incur substantial operating losses for the foreseeable future and the rate at which such losses will be incurred may increase significantly from current levels. See "Risk Factors". In addition, our limited operating history makes the prediction of future results of operations difficult, and accordingly, we cannot assure you that we will achieve or sustain revenue growth or profitability. See "Risk Factors".

    RESULTS OF OPERATIONS FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 1998

NET SALES

     We recognize revenue at the time our services are performed. We launched our web site, which continues to develop, and commenced operations in October 1999. We therefore did not generate any net sales in 1998.


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

OPERATING EXPENSES
SELLING, GENERAL AND ADMINISTRATIVE

     General and administrative expenses include costs related to consulting and legal services. General and administrative expenses were approximately $55,000 for the period from inception to December 31, 1998. We expect general and administrative expenses to increase as we expand our staff and incur additional costs to support the expected growth of our business.

SOFTWARE DEVELOPMENT. Software development expense was $53,000 for the period from inception to December 31, 1998, representing amortization of capitalized software development costs.

       RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

NET SALES

We did not recognize any revenue during the nine months ended September 30, 1999.

OPERATING EXPENSES

SELLING, GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to approximately $1.9 million for the nine months ended September 30, 1999 from $55,000 from inception to December 31, 1998. The increase in general and administrative expenses was attributable to an increase in payroll and related expenses due to increased staffing, stock based compensation expense, consulting and professional fees related to legal, marketing and finance, and rent and facility charges due to additional corporate office space.

STOCK BASED COMPENSATION. In connection with the granting and vesting of certain stock options during 1999, we recorded stock based compensation expense of $675,000, representing the difference between the fair market value of eB2B's common stock on the date of vesting, and the option exercise price as determined by our Board of Directors on the date of grant. The stock based compensation expense is attributable to the granting and vesting of 450,000 options to the founders in accordance with executive performance equity agreements executed between each founder and eB2B in 1998.

SOFTWARE DEVELOPMENT. Software development expenses increased to $548,000 in the nine months ended September 30, 1999 from $53,000 from inception to December 31, 1998. This increase was primarily attributable to depreciation relating to the software that was capitalized in 1998. eB2B purchased and developed new software containing additional features and functionality during the nine months ending September 30, 1999 and capitalized those costs in 1999.


                        LIQUIDITY AND CAPITAL RESOURCES.

     Since inception, we have financed our operations primarily through private sales of common stock and preferred stock, which through September 30, 1999 totaled $475,000.

     Net cash used in operating activities was approximately $165,000 in the nine months ended September 30, 1999 and $5,000 in the period from inception through 1998. Net cash used in operating activities for each of these periods primarily consisted of net losses, partially offset by accrued liabilities and depreciation and amortization.

     Net cash used in investing activities was approximately $240,000 in the nine months ended September 30, 1999, and no cash was used in the period from inception through December 31, 1998. Net cash used in investing activities for the nine months ending September 30, 1999 primarily consisted of purchases of software, computer equipment and furniture and fixtures.

     Net cash provided by financing activities was approximately $457,000 in the nine months ended September 30, 1999, and $15,000 in the period from inception through 1998. Net cash provided by financing activities during the nine months ended September 30, 1999 primarily consisted of proceeds from the issuance of common stock and preferred stock.

     In September 1999, eB2B executed a letter of intent with an investment banking firm to raise capital in a private placement offering of eB2B's securities. In October 1999, in anticipation of the private placement offering, the investment banking firm arranged for $1,000,000 in bridge financing for eB2B until the private placement offering commenced. The bridge financing consisted of convertible notes and warrants to purchase shares of common stock of eB2B.

     In December 1999 the Company concluded its private placement offering and received gross proceeds of approximately $33 million and issued approximately
3.3 million shares of Series B Preferred Stock and approximately 1.5 million warrants to purchase shares of common stock.

     eB2B anticipates that with its existing available capital resources, and the net proceeds of the private placement offering it concluded in December 1999, it will be sufficient to meet anticipated working capital and capital expenditure requirements for at least the next twelve months. Our future capital needs will be highly dependent on the number of additional Network Trading Channels we launch, the timing of these launches and the success once they are launched. Thus, any projections of future cash needs and cash flows are subject to substantial uncertainty. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities, obtain a line of credit or curtail our expansion plans. In addition, if we issue additional securities to raise funds, those securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or if at all, to permit us to continue with current operations.

     Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. eB2B's actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to these differences include, but are not limited to, the risks discussed in the section entitled "Risk Factors" in this prospectus.

                               PROPOSAL NUMBER TWO

                         PROPOSAL TO CHANGE THE STATE OF
                    INCORPORATION OF THE COMPANY TO DELAWARE

               PRINCIPAL REASONS FOR THE REINCORPORATION PROPOSAL

     The board of directors believes that the best interests of the Company and its stockholders will be served by changing the Company's state of incorporation from New Jersey to Delaware. At the time of the Company's incorporation in New Jersey in 1979 under the name of Seahawk Oil International, Inc., the New Jersey Business Corporation Act was deemed to be adequate for the conduct of the Company's business, in part because of the limited business and basic organizational features of the Company at that time. Over the years, the expansion of the Company's business has increased its need for a more sophisticated corporate structure and a more flexible and current regulatory foundation.

     For many years, Delaware has followed a policy of encouraging incorporation in that state and, in furtherance of that policy, has adopted comprehensive, modern and adaptable corporation laws which are periodically updated and revised to meet changing business needs. Delaware courts have developed considerable expertise in dealing with corporate legal issues and a substantial body of case law has developed construing Delaware law and establishing public policy with respect to Delaware corporations. The relative clarity and predictability of Delaware corporate law presented in the numerous precedents decided by the Delaware courts should be of great advantage to the Company by allowing it to make corporate decisions and take actions with increased confidence of what the outcome and consequences of those decisions and actions will be under the General Corporation Law of the State of Delaware. Further, the Delaware Secretary of State's office is staffed with experienced regulators recognized for their efficient and business-sensitive approach to administering the state's business laws and regulations. As a result of these and other factors, many major corporations have chosen Delaware for their initial domicile or have subsequently reincorporated in Delaware in a manner similar to that proposed by the Company.

     For the foregoing reasons, the board of directors believes that the activities of the Company, both present and contemplated, can be better managed if the Company is governed by Delaware law. It should be noted, however, that stockholders in some instances have fewer rights and hence less protection under Delaware law than under New Jersey law. See the discussion under the heading "Comparison of Stockholders' Rights under New Jersey law and Delaware law," below.

     The Company's board of directors has approved, subject to stockholder approval, a proposal ("Reincorporation Proposal") to change the Company's state of incorporation from New Jersey to Delaware by means of a merger (the "Reincorporation Merger") of the Company with and into a newly formed, wholly-owned subsidiary of the Company that has been incorporated under Delaware law ("Newco"). The principal office of Newco will be 271 Route 46 West, Building F, Suite 209, Fairfield, New Jersey 07004, telephone (973) 276-3101. If the stockholders approve the Reincorporation Proposal, Newco will be the surviving corporation of the Reincorporation Merger. A consequence of the Reincorporation Merger will be a change in the law applicable to the Company's corporate affairs from New Jersey law to Delaware law which will also result in certain differences in stockholders' rights.

     The following discussion summarizes certain aspects of the Reincorporation Proposal, including certain material differences between New Jersey law and Delaware law. This summary does not purport to be a complete description of the Reincorporation Proposal or the differences between stockholders' rights under New Jersey law and Delaware law and is qualified in its entirety by reference to
(i) the Agreement and Plan of Merger, between the Company and Newco (the "Reincorporation Merger Agreement"), (ii) the certificate of incorporation of Newco attached hereto as Appendix C, and (iii) the bylaws of Newco attached hereto as Appendix D. Copies of the Company's certificate of incorporation, as amended, and bylaws are available for inspection at the Company's principal office, and copies will be sent to stockholders on request, without charge.

     Approval of the Reincorporation Proposal by the Company's stockholders will also constitute approval of the Reincorporation Merger and the Reincorporation Merger Agreement, as well as other matters included in the Reincorporation Proposal described in this proxy statement/prospectus. Pursuant to the terms of the Reincorporation Merger Agreement, Newco's certificate of incorporation and bylaws will replace the Company's certificate and the Company's bylaws as the charter documents affecting corporate governance and stockholders' rights. For a description of the differences between the Company's certificate of incorporation and bylaws and Newco's certificate of incorporation and bylaws, see "Comparison of Certain Charter Document Provisions," below.

     The approval of the Reincorporation Proposal will affect certain rights of the Company's stockholders. Accordingly, stockholders are urged to carefully read this proxy statement/prospectus and the appendices.

               PRINCIPAL FEATURES OF THE REINCORPORATION PROPOSAL

     Upon the consummation of the Reincorporation Merger, the separate existence of the Company will cease and Newco, to the extent permitted by law, will succeed to all business, properties, assets and liabilities of the Company. Each share of common stock of the Company issued and outstanding immediately prior to the consummation of the merger will, by virtue of the Reincorporation Merger, be converted into one share of common stock of Newco. Upon the consummation of the merger, certificates which immediately prior to the consummation of the merger represented common stock of the Company, including common stock held in the treasury of the Company, will be deemed for all purposes to represent the same number of shares of Newco common stock. IT WILL NOT BE NECESSARY FOR STOCKHOLDERS TO EXCHANGE THEIR EXISTING STOCK CERTIFICATES FOR STOCK CERTIFICATES OF NEWCO.

     Approval of the Reincorporation Proposal will not result in any change in the business, management, assets or liabilities of the Company. The directors and officers of the Company will be the directors of Newco following the Reincorporation Merger. Following the consummation of the Reincorporation Merger, the Newco common stock will be listed on the National Association of Securities Dealers Over-The-Counter Bulletin Board, where the common stock of the Company is currently listed. The bulletin board will consider the delivery of existing stock certificates representing common stock of the Company as constituting "good delivery" of shares of the Newco common stock in transactions subsequent to the merger.

     Pursuant to the terms of the Reincorporation Merger Agreement, each option and warrant to purchase common stock of the Company outstanding immediately prior to the consummation of the Reincorporation Merger will become an option or warrant to purchase Newco common stock, subject to the same terms and conditions as set forth in the Company's 1997 Employee Stock Option Plan, 1997 Stock Option Plan for Outside Directors, or other agreement pursuant to which such option or warrant was granted. All employee benefit plans and other agreements and arrangements of the Company will be continued by Newco upon the same terms and subject to the same conditions as currently in effect.

     In accordance with generally accepted accounting principles, the Company expects that the Reincorporation Merger will be accounted for as a reorganization of entities under common control at historical cost in a manner similar to a pooling of interests. Under this method, the assets and liabilities of the combining entities will be carried forward at their recorded historical book values.


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


                    COMPARISON OF CERTAIN CHARTER PROVISIONS

     Newco's certificate of incorporation and bylaws are different from the Company's certificate of incorporation and bylaws. Some differences are primarily the result of differences between Delaware law and New Jersey law. Significant provisions and certain important similarities and differences are discussed below.

CAPITAL STOCK

     Both Delaware and New Jersey law provide that a corporation has the power to issue the number of shares stated in its certificate of incorporation. Such shares may consist of one or more classes and any class may be divided into one or more series. Each class or classes and series may be with or without par value and have such designation and relative voting, dividend, liquidation and other rights, preferences and limitations as stated in the certificate of incorporation.

     The authorized capital stock of the Company currently consists of 50,000,000 shares of the Company's common stock, and 5,000,000 shares of preferred stock, having such par value as the board of directors determines from time to time.

     The capitalization of Newco will consist of 250,000,000 shares of common stock, and 10,000,000 shares of preferred stock.

     New Jersey law and Delaware law are similar with respect to the manner in which directors may fix the terms of a series of preferred stock and the terms which may be so fixed. Under both Delaware law and New Jersey law, the certificate of incorporation may authorize the directors to fix the terms of a series of preferred stock and/or provide for different voting rights between series of preferred stock. Both the Company's certificate of incorporation and the Newco certificate of incorporation permit the board of directors to exercise broad discretion in fixing the terms and/or voting rights of a series of preferred stock.

SERIES A PREFERRED STOCK

     The Newco certificate of incorporation authorizes 2,000 shares of preferred stock designated as "Series A Preferred Stock." The board of directors of Newco will have the authority to increase or decrease the number of authorized shares of Series A Preferred Stock. The material terms of the Series A Preferred Stock are as follows:

     Dividends. Holders of Series A Preferred Stock are entitled to dividends only to the extent that Newco declares or pays a dividend on its common stock.

     Liquidation Preference. Upon any liquidation, dissolution or winding up of Newco, the holders of Series A Preferred Stock shall be entitled to payment of $1,000 per share plus an amount equal to any accrued and unpaid dividends, before any distribution is made to the holders of common stock of Newco. If the assets to be distributed are insufficient to permit such payment, then the entire assets to be so distributed shall be distributed ratably among the holders of Series A Preferred Stock.

     Optional Conversion. A holder of shares of Series A Preferred Stock may convert any or all of such shares, at the holder's option at any time, into 500 shares of common stock of Newco at a conversion price of $2.00 per share (or the conversion price as last adjusted and then in effect, as described below).

     Anti-dilution Protection. If Newco issues or sells any shares of its common stock for consideration less than the conversion price then in effect, the conversion price shall be adjusted by dividing (i) the sum of (a) the number of shares of common stock outstanding prior to such sale (including all shares issuable upon conversion of the Series A Preferred Stock) multiplied by the then existing conversion price and (b) the consideration received in such sale by
(ii) the number of shares of common
stock outstanding after such sale (including all shares issuable upon conversion of the Series A Preferred Stock). Similarly, if Newco issues other convertible securities (other than options granted to employees, officers, directors, consultants and/or vendors of Newco) with a conversion price less than the then existing conversion price applicable to the Series A Preferred Stock, such conversion price with be appropriately adjusted. If Newco shall complete an underwritten public offering involving the sale of common stock at a price per share of not less than $7.50 and providing proceeds of not less than $7,500,000, then the Series A Preferred Stock shall be automatically converted into common stock at the conversion price then in effect.

     Voting Rights. On all matters submitted to a vote by the stockholders of Newco, the holders of Series A Preferred Stock are entitled to one vote for each share of common stock into which such share of Series A Preferred Stock is then convertible.

SERIES B PREFERRED STOCK

     The Newco certificate of incorporation authorizes 4,000,000 shares of preferred stock designated as "Series B Preferred Stock." The material terms of the Series B Preferred Stock are as follows:

     Dividends. Holders of Series B Preferred Stock are entitled to dividends only to the extent that Newco declares or pays a dividend on its common stock, in which case such holders will receive an amount of dividends as if their shares had been converted to common stock.

     Liquidation Preference. Upon any liquidation, dissolution or winding up of Newco, the holders of Series B Preferred Stock shall be entitled to payment of $10 per share plus an amount equal to any accrued and unpaid dividends, before any distribution is made to the holders of common stock of Newco. If the assets to be distributed are insufficient to permit such payment, then the entire assets to be so distributed shall be distributed ratably among the holders of Series B Preferred Stock.

     Ranking. Newco will not create or authorize any series of stock ranking senior to, or pari passu with, the Series B Preferred Stock, without the affirmative vote or the written consent of at least one-third of the outstanding shares of Series B Preferred Stock.

     Optional Conversion. A holder of shares of Series B Preferred Stock may convert any or all of such shares, at the holder's option at any time, into a number of shares of common stock of Newco equal to $10.00 per share divided by $5.50 (subject to adjustment as described below).

     Mandatory Conversion. The Series B Preferred Stock will automatically convert into common stock upon a public offering of Newco's securities raising gross proceeds in excess of $20 million or the completion of a private placement in an amount of at least $20 million, provided, in either case that at the closing of the public offering or private placement, Newco's market valuation is at least $122.5 million (determined by multiplying the number of shares of common stock and common stock equivalents by the per share offering price in the public offering or private placement) and provided further that the per share offering price is at least $13.75 (subject to adjustment).

     Anti-dilution Protection. The Series B Preferred Stock will be protected against dilution upon the occurrence of certain events, including but not limited to: sales of shares of common stock for less than fair market value or $5.50.

     Voting Rights. On all matters submitted to a vote by the stockholders of Newco, the holders of Series B Preferred Stock are entitled to one vote for each share of common stock into which such share of Series B Preferred Stock is then convertible.

     Right to Elect Director. The holders of the Series B Preferred Stock, voting as a class, shall be entitled to elect one (1) director of Newco (and the number of directors constituting the board of directors shall be seven (7)).


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


PREEMPTIVE RIGHTS

     Under New Jersey law and Delaware law, stockholders have preemptive rights to purchase shares only if the certificate of incorporation so provides. The Company's certificate of incorporation and the Newco certificate of incorporation do not provide stockholders with preemptive rights.

     Provisions governing management, stockholder voting, voting control, and indemnification that were once in the Company's certificate of incorporation are not included in the Newco certificate of incorporation and, where applicable, have been replaced with the relevant provisions below from Newco's bylaws.

BOARD OF DIRECTORS; COMMITTEES

     Under New Jersey law, a board of directors may consist of one or more members as provided in the bylaws and subject to any provision contained in the certificate of incorporation. The participation of directors with a majority vote will constitute a quorum for the transaction of business unless the certificate of incorporation or the bylaws provide otherwise. However, in no event will the quorum be less than one third of the votes of the board. Changes to a bylaw or amendment of the certificate of incorporation can be made by the vote of a majority of the shares entitled to vote at a meeting at which a quorum is present, or by the written consent of the stockholders of a majority of the outstanding shares entitled to vote, or by the board. The Company's certificate of incorporation provides that the number of directors of the Company may not be less than five nor more than twenty-five, with the precise number to be fixed from time to time. Although the number of directors may be changed, currently, the number of directors has been fixed at seven (7). To qualify as a nominee to the Company's board of directors, an individual must have been a shareholder for at least three (3) years or have received a waiver of that requirement from the board. The Company's directors are divided into three (3) classes that have staggered terms of three (3) years each. Elected directors hold office until the annual meeting for the year in which their term expires and until successors are elected and qualified, subject to earlier death, resignation, incapacity or removal from office. Vacancies are filled by action of a majority of the remaining directors. Pursuant to the Company's bylaws, special meetings of the Company's board may be called by the chairman of the board, the president or a majority of the Company's board. Under the Company's bylaws, a majority of the entire board constitutes a quorum for the transaction of business by the board of directors, and an act by a majority of the quorum of directors constitutes an act of the board of directors.

     Under Delaware law, a board of directors of a corporation may consist of one or more members as provided in the bylaws, unless the certificate of incorporation fixes the number of directors. A majority of the total number of directors will constitute a quorum for the transaction of business unless the certificate of incorporation or the bylaws require a greater number. However, a quorum may not be less than one-third of the number of directors. The Newco bylaws provide that the number of directors of Newco will be seven (7) unless otherwise determined by a vote of a majority of the entire board of directors. Action by a majority of the directors present at a meeting at which a quorum is present is considered to be an act of the entire Newco board. Each director will hold office until the annual meeting of the stockholders next succeeding his election and until his successor is elected and qualified, or until his prior death, resignation or removal.

     Delaware law provides that a transaction between a corporation and one or more of its directors or officers or an entity in which one or more of its directors or officers has an interest may not be voided if: (1) the material facts of the relationship or interest is disclosed or known to the board or committee so deciding and the contract or transaction is authorized in good faith by a majority vote of the disinterested stockholders, even if the number of disinterested directors is less than a quorum; (2) the material facts of the relationship or interest is disclosed to the stockholders and a majority of the stockholders approve of the transaction; or (3) the contract or transaction is fair and reasonable to the Company. A similar provision


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under New Jersey law permits a transaction to be declared void if it is between a corporation and one or more directors or entities in which a director has an interest.

     Under the Company's bylaws, special meetings of the board of directors may be called by the president or any director. Newco's bylaws set forth equivalent provisions.

     New Jersey law allows the board of directors, by resolution adopted by a majority of the entire board, to designate an executive committee or other committee or committees, each consisting of one or more members, with the power and authority (to the extent permitted by law) to act on behalf of the entire board if the certificate or bylaws so provides. The Company's bylaws provide for such committee and for the establishment of an audit committee. Delaware law allows the establishment of committees of the board without the need to so provide in the certificate or the bylaws. Newco's bylaws provide that the board may designate an executive committee or other such committees, each consisting of three (3) or more members, with such powers as the board may determine.

CUMULATIVE VOTING

     The Company's certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors, nor do Newco's certificate of incorporation and bylaws. Therefore the stockholders of a majority of the voting power of Newco will be entitled to elect all of the directors of Newco.

NEWLY CREATED DIRECTORSHIPS AND VACANCIES

     Under New Jersey law, any vacancy, however caused, may be filled by a majority vote of the remaining directors. Any directorship not filled by the board may be filled by the stockholders at a meeting of the stockholders. The Company's bylaws provide that vacancies, however caused, including vacancies resulting from any increase in the authorized number of directors, may be filled by a majority of the directors then in office, or by a sole remaining director. Each director so elected will hold office for the unexpired portion of the term of the director whose place will be vacant, and until his successor is elected and qualified.

     Under Delaware law, vacancies and newly created directorships may be filled, in the case of directors elected by all stockholders as a single class, by a majority vote of directors or by the sole remaining director. Alternatively, in the case of directors elected by a class or series of stock, a majority of directors so elected or by the sole director so elected can fill vacancies. The Newco bylaws provide that any vacancy in the board occurring by an increase in the number of directors, or by reason of the death, resignation, disqualification, removal (unless such removal will be filled by the stockholders at the meeting at which the removal was effected), inability to act of any director, or otherwise, will be filled for the unexpired portion of the term by the vote of not less than a majority of the remaining directors then holding office, at any regular meeting or special meeting of the board called for that purpose.

REMOVAL OF DIRECTORS

     Under New Jersey law, directors may be removed, subject to certain qualifications, for cause or, unless otherwise provided in the certificate of incorporation, without cause by an affirmative vote of stockholders entitled to vote for the election of directors. The Company's bylaws provide that directors may be removed for cause by an affirmative vote of all stockholders entitled to vote for the election of directors. However, no act by a removed board member or members will be invalidated solely because the director was removed.

     Under Delaware law, directors may be removed, subject to certain qualifications, with or without cause, by an affirmative vote of stockholders entitled to vote for the election of directors. The Newco bylaws provide that any director may be removed, with or without cause, at any time by the affirmative


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vote of the stockholders holding an aggregate of at least a majority of the outstanding shares of Newco and may be removed for cause by action of the board.

DIRECTOR LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Both New Jersey law and Delaware law contain provisions and limitations regarding directors' liability and regarding indemnification by a corporation of its officers, directors and employees.

     New Jersey law permits a New Jersey corporation to include a provision in its certificate of incorporation which eliminates or limits the personal liability of a director or officer to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director or officer. However, no such provision may eliminate or limit the liability of a director or officer for any breach of duty based upon an act or omission (i) in breach of the director's or officer's duty of loyalty to the Company or its stockholders,
(ii) not in good faith or involving a knowing violation of law, or (iii) resulting in receipt by such person of an improper personal benefit. Under New Jersey law, corporations are also permitted to indemnify directors in certain circumstances and required to indemnify directors under certain circumstances. Under New Jersey law, a director, officer, employee or agent may, in general, be indemnified by the Company if he has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, under New Jersey law, corporations must indemnify a director to the extent the director has been successful on the merits or otherwise. The Company's certificate of incorporation includes such a provision. The Company's certificate of incorporation does not have any provisions relating to the availability of equitable remedies (such as an injunction or rescissions) for breach of fiduciary duty. However, as a practical matter, equitable remedies may not be available in particular circumstances.

     Delaware law permits a corporation to include a provision in its certificate of incorporation which eliminates or limits the personal liability of a director to the Company or its stockholders for monetary damages in the case of a breach of fiduciary duties by a director, including conduct which could be characterized as negligence or gross negligence. However, no such provision may eliminate or limit the liability of a director (i) in the case of a breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock purchase or redemption or other violations of
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. This provision may be extended to persons other than directors if such persons exercise or perform any of the powers or duties otherwise conferred or imposed upon the board of directors. Delaware law further provides that no such provision can eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. Under Delaware law, a corporation has the power to indemnify a director against judgments, settlements and expenses in any litigation or other proceeding other than a derivative suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification provisions of Delaware law make mandatory the indemnification of a director to the extent that the director has been successful on the merits or otherwise, thus possibly requiring indemnification of settlements in certain instances. Delaware law also provides that a director may be indemnified by the corporation for expenses of a derivative suit even if he is not successful on the merits. However, the director must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. This is subject, in the case of an adverse judgment, to court approval. The Newco certificate of incorporation includes such a provision.

LOANS TO DIRECTORS/OFFICERS/EMPLOYEES


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     New Jersey law allows a corporation to lend money to, or guaranty an obligation of, any director, officer or employee of the Company or any subsidiary whenever the directors determine that such an action may reasonably be expected to benefit the Company. However, a director who votes for such an action may be held jointly and severally liable if the loan or guaranty is made contrary to the provisions of New Jersey law. Delaware law permits a corporation to lend money to, or to guarantee an obligation of, an officer or other employee of the Company or any subsidiary thereof, including an officer or employee who is also a director of the Company or of its subsidiaries, whenever such loan or guarantee may, in the judgment of the directors, reasonably be expected to benefit the Company. In contrast to New Jersey law, Delaware law generally does not impose liability on the directors who vote for or assent to a loan to or a guarantee of an obligation of an officer, director or stockholder.

ANTI-TAKEOVER PROVISIONS

     New Jersey law provides, among other things, that any person making an offer to purchase in excess of ten percent (10%) (or such amount which, when aggregated with such person's present holdings, exceeds ten percent (10%) of any class of equity securities) of any corporation or other issuer of securities organized under the laws of New Jersey must, twenty (20) days before the offer is made, file a disclosure statement with the target company and with the Bureau of Securities of the Division of Consumer Affairs of the New Jersey Department of Law and Public Safety.

     Such a takeover bid may not proceed until after the receipt by the filing party of the permission from the Bureau of Securities. Such permission may not be denied unless the Bureau, after a public hearing, finds that (i) the financial condition of the offeror may jeopardize the financial stability of the target company or prejudice the interests of any employees or security stockholders who are unaffiliated with the offeror, (ii) the terms of the offer are unfair or inequitable to the security stockholders of the target company,
(iii) the plans and proposals which the offeror has to make any material change in the target company's, business, corporate structure, or management are not in the interest of the target company's remaining security stockholders or employees, (iv) the competence, experience and integrity of those persons who would control the operation of the target company are such that it would not be in the interest of the target company's remaining security stockholders or employees to permit the takeover, or (v) the terms of the takeover bid do not comply with the provisions of Chapter 10A of the New Jersey law.

     Chapter 10A (the "Shareholder Protection Act") was added to New Jersey law in 1986 to protect stockholders and other corporate "constituents." It generally provides that no resident domestic corporation will engage in any business combination with any interested stockholder for a period of five (5) years following that interested stockholder's stock acquisition date unless the business combination is approved by the board of directors prior to that stock acquisition date. An "interested stockholder" is any person (other than the resident domestic corporation or its subsidiary) that (i) is the beneficial owner directly or indirectly, of ten percent (10%) or more of the voting power of the outstanding voting stock of the resident domestic corporation, or (ii) is an affiliate or associate of that resident domestic corporation who, at any time within the five (5) year period immediately prior to the date in question, was a beneficial owner. A "beneficial owner" of stock is a person that, individually or with or through any of its affiliates or associates (i) beneficially owns that stock directly or indirectly, (ii) has the right to acquire or vote that stock, or (iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of that stock with any other beneficial owner thereof. An "affiliate" of a beneficial owner is a person that directly or indirectly through one or more intermediaries controls, or is controlled by or under common control with, the beneficial owner.

     Accordingly, New Jersey law gives the Company's board of directors a veto power over any business combination proposed by a person who directly or indirectly acquires ten percent (10%) or more of the Company's voting stock. The "business combinations" at which these provisions are directed include any merger or consolidation.


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     Unless it falls under certain excluded categories of transactions, a business combination is prohibited unless any one of the following three conditions is satisfied:

          (1) the board of directors must approve the business combination prior to the stock acquisition date of the interested stockholder;

          (2) the stockholders of two-thirds of the voting stock of the resident domestic corporation not beneficially owned by the interested stockholder must approve the business combination by affirmative vote at a meeting called for that purpose; or

          (3) (a) the stockholders of the resident domestic corporation must receive the higher of (i) the maximum price paid by the interested stockholder during the five (5) years preceding the announcement date or the date the interested stockholder became such, whichever is higher, or (ii) the market value of the resident domestic corporation's common stock on the announcement date or the interested stockholder's stock acquisition date, whichever yields a higher price;

          (b) the stockholder of stock other than common stock receives a similarly determined price, taking into account the highest preferential amount per share to which the stockholders of such shares are entitled in the event of any liquidation, dissolution or winding up of the resident domestic corporation, plus any preferential dividends to which they would be entitled that is not included in the preferential amount;

          (c) the consideration to the stockholders is paid in cash or in the same form that the interested stockholder used to acquire the largest block of stock that he acquired;

          (d) the stockholders of all outstanding stock not owned by the interested stockholder received the consideration required by the preceding paragraphs in the business combination; and

          (e) the interested stockholder did not become the beneficial owner of any additional shares of stock of the resident domestic corporation between his stock acquisition date and the date of consummation of the business combination, except as part of the transaction that resulted in his becoming an interested stockholder by virtue of proportionate stock splits, dividends or distributions not themselves constituting a business combination, to a business combination meeting the conditions of paragraph (c) bought to purchase at a price that would have satisfied the requirements of paragraphs (a), (b) and (c).

     The Company's certificate of incorporation provides that, unless approved in advance by sixty-six and two thirds percent (66-2/3%) of the members of the Company's board of directors at a meeting, the affirmative vote of eighty percent (80%) of stockholders entitled to vote or a majority vote of stockholders voting as a class will be required to approve any of the following:
(a) any merger or consolidation of the Company with or into any other corporation; (b) any share exchange in which a corporation, person or entity acquires the issued or outstanding shares of capital stock or the issued or outstanding shares of capital stock of the Company pursuant to a vote of stockholders; (c) any sale, lease, exchange or other transfer of all, or substantially all, of the assets of the Company to any other corporation, person or entity; or (d) any transaction similar to, or having similar effect as, any of the foregoing transactions, as determined by the board.

     If voting control (as defined in the Company's certificate) of the Company is acquired in violation of the above provisions, all shares so acquired will be considered from and after the date of acquisition to be "excess shares." All shares deemed to be excess shares will thereafter no longer be entitled to vote on any matter or to take other stockholder action. If, after giving effect to such provision any person still has


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voting control of the Company based on the number of votes then entitled to be cast (rather than the number of issued and outstanding shares of common stock), then shares held in excess of the number of shares deemed to confer voting control upon such person also will not be entitled to vote on any matter or take any other stockholder action. However, this subsequent reduction in voting rights will be effected only once. These provisions regarding excess shares will only apply for so long as such shares are held by such person who has acquired voting control.

     There are no provisions in Newco's certificate of incorporation or bylaws which relate to business combinations. Under the Delaware law an agreement of merger, or the sale, lease or exchange of all or substantially all of a corporation's assets, must be approved by the corporation's board of directors and the stockholders of a majority of the outstanding shares of stock. Delaware's anti-takeover provision, embodied in Section 203 of the Delaware General Corporation Law, provides that if a person acquires fifteen percent (15%) or more of a corporation's voting stock (thereby becoming an "interested stockholder") that person may not engage in a wide range of transactions ("business combinations") with the Company. The restriction lasts for a period of three (3) years following the date the person became an interested stockholder unless (i) the board of directors approved either the business combination or the transaction which resulted in the person acquiring such voting stock prior to that acquisition date, (ii) upon consummation of the transaction which resulted in the person's becoming an interested stockholder, that person owned at least eighty-five percent (85%) of the Company's voting stock outstanding at the time the transaction commenced (excluding shares owned by officers and directors and shares owned by employee stock plans in which participants do not have the right to confidentially determine whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding voting stock not owned by the interested stockholder.

     For the purpose of determining whether a stockholder is the "owner" of fifteen percent (15%) or more of a corporation's voting stock for purposes of
Section 203, ownership is defined broadly to include beneficial ownership and other indicia of control. A "business combination" is also defined broadly as including (i) mergers and sales or other dispositions of ten percent (10%) or more of the assets of a corporation with or to an interested stockholder, (ii) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the Company or its subsidiaries, (iii) certain transactions which would result in increasing the proportionate share of the stock of the Company or its subsidiaries owned by the interested stockholder, and (iv) receipt in certain instances by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits.

     The restrictions placed on interested stockholders under Delaware law do not apply under certain circumstances. For instance, the restrictions do not apply: if the Company's original certificate of incorporation contains a provision by which it expressly elects not to be governed by the statute, (ii) if the Company, by action of its stockholders, adopts an effective amendment to its bylaws or certificate of incorporation expressly electing not to be governed by Section 203, or (iii) if the business combination is proposed prior to the consummation or abandonment of and after the announcement of a proposed transaction with an independent party.

     The proposed transactions referred to above are limited to (i) a merger or consolidation of the Company (except for a merger in which a vote of the stockholders of the Company is not required); (ii) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any direct or indirect wholly-owned subsidiary or to the Company) having an aggregate market value equal to fifty percent (50%) or more of either the aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Company; or (iii) a proposed tender or exchange offer for fifty percent (50%) or more of the outstanding voting stock of the Company. The


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corporation is required to give not less than twenty (20) days notice to all interested stockholders prior to the consummation of any of the transactions described above.

DIVIDENDS

     New Jersey law prohibits a corporation from making a distribution to its stockholders if, after giving effect to such distribution, the Company would be unable to pay its debts as they become due in the usual course of business or the Company's total assets would be less than its total liabilities. Delaware law permits a corporation to pay dividends out of any surplus. If it does not have a surplus, a dividend may be paid out of any net profits for the fiscal year in which the dividend is paid or for the preceding fiscal year (provided that such payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets).

AMENDMENT TO GOVERNING DOCUMENTS

     To amend certain terms of a corporation's articles of incorporation, New Jersey law allows an amendment to be made by board action alone (for example, an amendment to effect a share dividend). Other, general amendments under the New Jersey law require the action of the board with the approval of a majority of the stockholders or class of stockholders unless the Company's certificate of incorporation require a greater percentage. New Jersey law provides that a board of directors has the power to make, alter and repeal a corporation's bylaws, unless such power is reserved to the Company's stockholders in the Company's certificate of incorporation.

     Other than the provisions relating to voting rights, class directorships and anti-takeover measures, the Company's certificate of incorporation may be altered or repealed by the board or the stockholders as provided by New Jersey law. The provisions relating to voting rights, class directorships and anti-takeover measures may be altered or repealed only by a majority vote of eighty percent (80%) of either stockholders or the board. The Company's bylaws may be altered or repealed only by the directors, although the stockholders may change any board action by a majority vote of sixty-six and two-thirds percent (66-2/3%).

     Under Delaware law, the stockholders of a Delaware corporation and, if the certificate of incorporation so provides, the board of directors, have the power to adopt, amend or repeal a corporation's bylaws. Delaware law requires the approval of stockholders holding a majority of the voting power of the outstanding stock of a company (and, if applicable, a majority of the outstanding stock of each class entitled to vote thereon) in order to amend a company's certificate of incorporation. However, a greater number or proportion may be specified in the certificate of incorporation. Newco's certificate of incorporation does not specify such greater number or other proportion of stockholders of securities having power to vote on amendments. Newco's certificate of incorporation and bylaws provide that the directors of Newco have the power to amend the bylaws. This authority, however, does not extend to giving directors power to change provisions regarding the quorum for meetings of stockholders or of the board or any provisions regarding removal of directors or filling board vacancies resulting from removal by stockholders. The grant of such authority to the board does not divest or otherwise affect the power of the stockholders to adopt, amend or repeal the bylaws. Newco's bylaws provide that the stockholders may amend or repeal the bylaws by the affirmative vote of the stockholders holding at least a majority of the outstanding shares. The notice or waiver of such meeting must summarize the proposed amendment.

RIGHT TO CALL A SPECIAL MEETING OF STOCKHOLDERS

     New Jersey law provides that a special meeting of stockholders may be called by the president, the board of directors, any stockholder, director, officer or other person as may be provided in the bylaws. Upon application of the stockholder or stockholders of not less than ten percent (10%) of all the shares entitled to vote at a meeting, the Superior Court of New Jersey, for good cause shown, may order that a special meeting be called. The Company's bylaws provide that special meetings of the stockholders of the


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Company may be called by the president or by a majority of the Company's board, but not by the stockholders unless otherwise required by law.

     Delaware law provides that a special stockholders' meeting may be called by the corporation's board of directors or by a person authorized in the certificate of incorporation or the bylaws. The Newco bylaws provide that special meetings of Newco stockholders may be called either by the president or by a majority of the Newco board and will be called by the president or the secretary upon the written request of ten percent (10%) of the stockholders entitled to vote.

STOCKHOLDER ACTION BY WRITTEN CONSENT

     Under the New Jersey law, any action which may be taken by stockholders at a meeting may be taken without a meeting if all the stockholders entitled to vote give their written consent. However, if stockholder approval is required to effectuate a merger, consolidation, acquisition or sale of assets, the transaction may also be effectuated if all of the shares entitled to vote provide written consent and all other stockholders are provided with appropriate notice. Note that the Company's certificate of incorporation provides that actions required or permitted to be taken at any meeting of the stockholders may not be taken by written consent of the stockholders of outstanding stock.

     Delaware law provides that, unless limited by the certificate of incorporation, any action which may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if the stockholders of a certain required minimum number of votes consent in writing. Newco's bylaws provide that any action which is required or which may be taken at any annual or special meeting of Newco stockholders may be taken without a meeting, without prior notice and without a vote. To do so, a written consent setting forth the action generally must be signed by the stockholders of a majority of the outstanding shares. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent must be given to any stockholder who has not consented in writing.

STOCKHOLDER PROPOSAL AND NOMINATION PROCEDURE

     The Company's bylaws and certificate of incorporation are silent on the issue of advance notice of stockholder proposals and director nominations at annual meetings. New Jersey law does not explicitly require that stockholder proposals be the subject of an advance notice to stockholders.

     The Newco bylaws and certificate of incorporation are silent on the issue of advance notice of stockholder proposals and director nominations at annual meetings. Delaware General Corporation Law does not explicitly require that stockholder proposals be the subject of an advance notice to stockholders.

MERGERS, ACQUISITIONS AND OTHER TRANSACTIONS

     In addition to the anti-takeover provisions discussed above, New Jersey law provides that the sale of substantially all of a corporation's assets, mergers, consolidations, and any acquisitions which involve the issuance of additional voting shares, such that the number of additional voting shares issued exceeds forty percent (40%) of the voting shares outstanding prior to the transaction, must be approved by a majority of the shares (or, if applicable, a majority of each class or series of shares) entitled to vote thereon.

     Under Delaware law, mergers and consolidations require the approval of a majority of the shares entitled to vote thereon. A sale of substantially all of a Delaware corporation's assets must be approved by a majority of the shares outstanding. However, Delaware law does not require stockholder approval for acquisitions, whether or not additional shares are issued to effectuate the transaction. Delaware law allows a board of directors to issue additional shares of stock, up to the amount authorized in a corporation's certificate of incorporation, if the certificate so provides. The Newco certificate of incorporation does not give the board of directors this power.


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


DISSOLUTION

         New Jersey law and Delaware law each provide that a corporation may be voluntarily dissolved by (i) the written consent of all its stockholders or (ii) the adoption by the Company's board of directors of a resolution recommending that the Company be dissolved and submission of the resolution to a meeting of stockholders, at which meeting the resolution is adopted. New Jersey law requires that to effect a dissolution by consent of stockholders, all stockholders entitled to vote thereon must sign and file a certificate of dissolution. If dissolution is pursuant to the action of the board and stockholders, New Jersey law requires the affirmative vote of the majority of votes cast (assuming that the number of votes cast constitutes a quorum) by the stockholders entitled to vote, while Delaware law requires the affirmative vote of a majority of the outstanding stock entitled to vote.

APPRAISAL RIGHTS

         Under New Jersey law, dissenting stockholders who comply with certain procedures are entitled to appraisal rights in connection with the merger, consolidation, sale, lease exchange or other disposition of all or substantially all of the assets of a corporation not in the usual or regular course of business, unless the certificate of incorporation otherwise provides. However, appraisal rights are not provided when (i) the shares to vote on such transaction are listed on a national securities exchange or held of record by not less than 1,000 stockholders (or stockholders receive in such transaction cash and/or securities which are listed on a national securities exchange or held of record by not less than 1,000 stockholders), or (ii) no vote of the corporation's stockholders is required for the proposed transaction. See "Rights of Dissenting Stockholders," below.

         Under Delaware law, dissenting stockholders who follow prescribed statutory procedures are entitled to appraisal rights in connection with certain mergers or consolidations, unless otherwise provided in the corporation's certificate of incorporation. Such appraisal rights are not provided when (i) the shares of the corporation are listed on a national securities exchange or designated as a national market system security by the National Association of Security Dealers or held of record by more than 2,000 stockholders and stockholders receive in the merger shares of the Company or of any other corporation the shares of which are listed on a national securities exchange or designated as a national market system security by the National Association of Security Dealers, or held of record by more than 2,000 stockholders, or (ii) the corporation is the surviving corporation and no vote of its stockholders is required for the merger.

REPURCHASES OF STOCK

         New Jersey law prohibits a corporation from repurchasing or redeeming its shares if (i) after giving effect to such repurchase or redemption, the corporation would be unable to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than its total liabilities, (ii) after giving effect to such repurchase or redemption, the corporation would have no equity outstanding, (iii) the redemption or repurchase price exceeded that specified in the securities acquired, or (iv) such repurchase or redemption is contrary to any restrictions contained in the corporation's certificate of incorporation. Under Delaware law, a corporation may repurchase or redeem its shares only out of surplus and only if such purchase does not impair its capital. However, a corporation may redeem common stock out of capital if such shares will be retired upon redemption and the stated capital of the corporation is thereupon reduced in accordance with Delaware law.

           FEDERAL INCOME TAX CONSEQUENCES OF THE REINCORPORATION MERGER

         The Company will not request a ruling from the United States Internal Revenue Service regarding the federal income tax consequences of the Reincorporation Merger. However, the Company believes the merger will constitute a "mere change in ... place of organization" under Section 368(a)(1)(F) of the Internal Revenue Code. Consequently, owners of the Company's common stock will not recognize any gain or loss for federal income tax purposes as a result of the conversion of their Company's common stock into shares of Newco's common stock. For federal income tax purposes, a stockholder's aggregate basis in the shares of the Newco common stock received in the Reincorporation Merger will equal such stockholder's aggregate basis in the Company's common stock converted therefor and such stockholder's holding period for the Newco common stock received in the merger will include his holding period in the Company common stock converted therefor.

         Likewise, the Company will not recognize any gain or loss for federal income tax purposes upon the transfer of its property to Newco pursuant to the Reincorporation Merger. In addition, Newco will succeed to and take into account the earnings and profits, accounting method and other tax attributes of the Company specified in Section 381(c) of the Internal Revenue Code.

         Owners of the Company's common stock should consult their own tax advisors as to the application and effect of state, local and foreign income and other tax laws to the conversion of their Company's common stock into shares of Newco common stock pursuant to the Reincorporation Merger.

                        RIGHTS OF DISSENTING STOCKHOLDERS

         Under the New Jersey Business Corporation Act, the stockholders of shares of the Company's common stock are not entitled to any appraisal rights with respect to the Reincorporation Proposal.

                                  VOTE REQUIRED

         The affirmative vote of holders of a majority of the shares of common stock of the Company present, or represented by proxy, and entitled to vote thereon at the special meeting, is required for approval of the Reincorporation Merger proposal. A vote for the Reincorporation Merger proposal will constitute specific stockholder approval for the adoption of the Reincorporation Merger agreement and all other transactions related to the Reincorporation Merger proposal, including the increase in authorized capital stock.

                    RECOMMENDATION OF THE BOARD OF DIRECTORS

         The board of directors recommends a vote "FOR" the approval of the Reincorporation Merger proposal.

                              PROPOSAL NUMBER THREE

               ADOPTION AND APPROVAL OF THE 2000 STOCK OPTION PLAN

                                     GENERAL

         The board of directors of the Company has adopted, subject to shareholder approval, the 2000 Stock Option Plan, which will be effective as of the closing of the merger with eB2B. Under the 2000 Stock Option Plan, employees, management, independent contractors, consultants and non-employee directors of the Company may receive incentive compensation in the form of stock options.

         The 2000 Stock Option Plan is being submitted for stockholder approval at the special meeting for a number of reasons. First, stockholder approval of the 2000 Stock Option Plan is required for the award of incentive stock options under the requirements of Section 422 of the Internal Revenue Code. Second, while not otherwise required, the board of directors believes it is appropriate to obtain stockholder approval. Approval of the 2000 Stock Option Plan requires the affirmative vote of the holders of a majority of the shares of Company common stock.

         The material provisions of the 2000 Stock Option Plan are summarized below. The following summary is qualified by reference to the full text of the 2000 Stock Option Plan, which is attached to this proxy statement/prospectus as Appendix H.

                                     PURPOSE

         The purpose of the 2000 Stock Option Plan is to aid in attracting and retaining employees, management, independent contractors, consultants, other personnel and non-employee directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to afford them an opportunity to acquire a proprietary interest in the Company.

                              EFFECT ON PRIOR PLANS

         For purposes of administration and share accounting under the 2000 Stock Option Plan, the Company's 1997 Incentive Stock Option Plan, as amended, and eB2B's 1998 Incentive Stock Option Plan (collectively, the "Prior Plans"), will be incorporated in the 2000 Stock Option Plan upon its effective date. All outstanding options subject to the terms of the Prior Plans will remain outstanding and subject to the terms and conditions of those plans but are counted as part of the total number of shares of Common Stock awarded under the 2000 Stock Option Plan.

                                 TYPES OF AWARDS

         The 2000 Stock Option Plan will permit the granting of (a) incentive stock options ("Incentive Stock Options") meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and (b) stock options that do not meet such requirements ("Nonstatutory Stock Options") (collectively "Stock Awards").

                                 ADMINISTRATION

         The 2000 Stock Option Plan will be administered by the Company board of directors unless and until it delegates administration to a committee composed of not fewer than two of its members ("Administrator"). All of the members of any such committee must be non-employee directors (unless the Company's board of directors expressly declares that such requirement shall not apply) and may also be, in the discretion of the Company's board of directors, outside directors. If administration is delegated to a committee, that committee will have, in connection with the administration of the plan, the powers possessed by the Company's board of directors, subject, however, to such resolutions, not inconsistent with the provisions of the 2000 Stock Option Plan, as may be adopted from time to time by the Company's board of directors.

                           SHARES SUBJECT TO THE PLAN

         The maximum aggregate number of shares of common stock that may be issued pursuant to awards under the 2000 Stock Option Plan could not exceed 7,500,000 shares. If any award expires or terminates, in whole or in part, without having been exercised in full, or if any unvested award is forfeited, the stock not purchased under such award will revert to and again become available for issuance under the 2000 Stock Option Plan. The common stock subject to the 2000 Stock Option Plan may be unissued shares or reacquired shares bought on the market or otherwise.

                                   ELIGIBILITY

         Incentive Stock Options may be granted only to employees. Nonstatutory Stock Options may be granted to employees, directors, independent contractors or consultants. A person who owns more than 10% of the common stock at the time of grant is eligible for Incentive Stock Options only if (i) the exercise price of the shares subject to the grant is at least one hundred and ten percent (110%) of the fair market value of the underlying common stock on the date it was granted and (ii) the option has a term not longer than five (5) years from the date it was granted.

                              TERM AND TERMINATION

         No option is exercisable after the termination date provided at the time it was granted (the "Stated Termination Date"). The Stated Termination Date cannot be later than ten (10) years after the date the option is granted. Options also terminate before the Stated Termination Date (an early termination) on the date an optionee ceases to hold the status of an employee or director of the Company. In the case of an early termination, the optionee's right to exercise the option continues, as to the portion of the option that was exercisable on the termination date, for a period of three (3) months, but in no event to a date later than the Stated Termination Date. Under the 2000 Stock Option Plan, the Administrator may include two additional provisions that would extend the option exercise period. One provision would cover executive officers or directors subject to the provisions of Section 16(b) of the Securities Exchange Act of 1934; the other covers optionees who suffer an early termination as a result of death or disability of the optionee. If the optionee could not exercise the option during the three-month period normally provided without incurring liability to under Section 16(b), the option may provide that the option exercise period will extend to the end of a three-month period during which the optionee could have exercised such rights without incurring such liability, but in no event to a date later than the Stated Termination Date. In the case of an optionee whose early termination date occurs as a result of the optionee's death or disability, the option may provide that the option exercise period will extend for a period of 12 months past the early termination date, but in no event beyond the Stated Termination Date, and that during the extension period the option may be exercised by the optionee, or the optionee's estate, heirs, or beneficiaries. In the event of an early termination of an option, the Company may purchase from the optionee any or all of the options that were exercisable on the early termination date.

                                 EXERCISE PRICE

         The exercise price of each Incentive Stock Option will not be less than one hundred percent (100%) of the fair market value of the Company common stock on the date of granting the option. The exercise price of each Nonstatutory Stock Option shall be determined at the discretion of the Administrator on the date of the granting of the Nonstatutory Stock Option.

                                  CONSIDERATION

         The purchase price of stock acquired pursuant to a Stock Award is paid either in cash at the time of exercise (if provided by the Administrator at the time of grant) by deferred payment or other arrangement, or in any other form of legal consideration that may be acceptable to the Administrator. Additionally, in the case of an option, if provided by the Administrator at the time of the grant, consideration may be paid by delivery to the Company of other Company common stock. In the case of any deferred payment arrangement, interest will be payable at least annually and will be charged at the minimum rate of interest necessary to avoid the treatment of it as interest of amounts that are not stated to be interest.

                                 TRANSFERABILITY

         An Incentive Stock Option is not transferable except by will or by the laws of descent and distribution, and is exercisable during the lifetime of the person to whom the Incentive Stock Option is granted only by such person. A Nonstatutory Stock Option shall only be transferable upon such terms and conditions, as the Administrator shall determine in its sole discretion at the time of grant. An optionee may designate a beneficiary who may exercise his or her option after death.

                                     VESTING

         The total number of shares of stock subject to an option may, but need not, be allotted in periodic installments. The option agreement may provide that from time to time during each of such installment periods, the option may become exercisable or vested with respect to some or all of the shares allotted to that period. The option agreement may also provide that an optionee can exercise an option as to shares prior to the time the option is vested. An option agreement with this provision will also contain a provision regarding shares purchased before they are vested, which provides that if the optionee loses the required status before vesting occurs, the Company will have the right to repurchase those shares.

                        ADJUSTMENTS UPON CHANGE IN STOCK

         If any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of common stock or other securities of the Company or other similar corporate transaction or event affecting the shares of common stock would be reasonably likely to result in the diminution or enlargement of the benefits or potential benefits intended to be made available under the 2000 Stock Option Plan, the Administrator shall, in such manner as it deems equitable or appropriate in order to prevent such diminution or enlargement of any such benefits or potential benefits, adjust any or all of (a) the number and type of shares (or other securities or property) which thereafter may be made the subject of awards, (b) the number and type of shares (or other securities or property) subject to outstanding awards, and (c) the purchase or exercise price with respect to any award.

                                    AMENDMENT

         The Administrator at any time, and from time to time, may amend the 2000 Stock Option Plan. However, no amendment shall be effective unless approved by the stockholders of the Company if stockholder approval is required in order for the 2000 Stock Option Plan to satisfy the requirements of Section 422 of the Code, or to comply with the requirements of SEC Rule 16b-3 or Nasdaq National Market listing requirements (if applicable). The Administrator may in its sole discretion submit any amendment to the 2000 Stock Option Plan to the Company stockholders for approval.

                            TERMINATION OR SUSPENSION

         The Administrator may suspend or terminate the 2000 Stock Option Plan at any time. Unless sooner terminated, the 2000 Stock Option Plan will terminate on March 25, 2010. No Stock Awards may be granted under the 2000 Stock Option Plan while the plan is suspended or after it is terminated.

                         FEDERAL INCOME TAX INFORMATION

         Incentive Stock Options. Incentive Stock Options under the 2000 Stock Option Plan are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Internal Revenue Code. There generally are no federal income tax consequences to the optionee or the Company by reason of the grant or exercise of an Incentive Stock Option. However, the exercise of an Incentive Stock Option may increase the optionee's alternative minimum tax liability, if any. If an optionee holds stock acquired through exercise of an Incentive Stock Option for at least two (2) years from the date on which the option is granted and at least one (1) year from the date on which the shares are transferred to the optionee upon exercise of the option, any gain or loss on a disposition of such stock will be long-term capital gain or loss. Generally, if the optionee disposes of the stock before the expiration of either of these holding periods (a "Disqualifying Disposition"), at the time of disposition, the optionee will realize taxable ordinary income equal to the lesser of (a) the excess of the stock's fair market value on the date of exercise over the exercise price, or (b) the optionee's actual gain, if any, on the purchase and sale. The optionee's additional gain, or any loss, upon the Disqualifying Disposition will be a capital gain or loss. Capital gains currently are subject to lower tax rates than ordinary income. To the extent the optionee recognizes ordinary income by reason of a Disqualifying Disposition, the Company will generally be entitled (subject to the requirement of reasonableness and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the Disqualifying Disposition occurs.

                           NONSTATUTORY STOCK OPTIONS

         Nonstatutory Stock Options granted under the 2000 Stock Option Plan generally have the following federal income tax consequences: There are no tax consequences to the optionee or the Company by reason of the grant of a Nonstatutory Stock Option. Upon exercise of a Nonstatutory Stock Option, the optionee normally will recognize taxable ordinary income equal to the excess of the stock's fair market value on the date of exercise over the option exercise price. Generally, with respect to employees, the Company is required to withhold taxes from regular wages or supplemental wage payments in an amount based on the ordinary income recognized. Subject to the requirement of reasonableness and the satisfaction of a reporting obligation, the Company will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionee. Upon disposition of the stock, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the purchase price (to the extent not recognized as taxable income as described above). Slightly different rules may apply to optionees who are subject to
Section 16(b) of the Exchange Act.

         THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE "FOR" PROPOSAL 3.

                                TRADEMARK MATTERS

         This proxy statement/prospectus contains trademarks and service marks of eB2B and the Company and may contain trademarks of others.

         Trademarks and service marks of the Company include the following:

         (1)      DWEB, 75/642,215, filed 2/17/99
         (2)      DYNAMICWEB, 2,106,238, registered 10/21/97, expires 10/21/07
         (3)      DYNAMICWEB, 75/289,259, filed 5/9/97
         (4)      ECBRIDGENET, 2,225,529, registered 2/23/99, expires 2/23/09
         (5)      ECELITE, 75/390,261, filed 11/14/97
         (6)      EDIBRIDGENET, 2,189,092, registered 9/15/98, expires 9/15/08
         (7)      EDIXCHANGE, 2,189,091, registered 9/15/98, expires 9/15/98
         (8)      EXTENDING THE ENTERPRISE, 75/502,446, filed 6/15/98
         (9)      NETCAT, 2,154,517, registered 5/5/98, expires 5/5/08

         eB2B's principal trademark is "eB2B", for which eB2B is seeking a federal registration.

                                  LEGAL MATTERS

         The validity of the Company's common stock and preferred stock to be issued to the eB2B stockholders in connection with the merger will be opined upon for the Company by Brown Raysman Millstein Felder & Steiner LLP.

                                     EXPERTS

         The consolidated financial statements of DynamicWeb Enterprises, Inc. and Design Crafting, Inc. incorporated by reference or appearing in this proxy statement/prospectus have been audited by Richard A. Eisner & Company, LLP, independent auditors, to the extent indicated in their reports on those financial statements also appearing elsewhere in this proxy statement/prospectus or incorporated by reference. In the case of the financial statements of the Company, their reports contain an explanatory paragraph with respect to substantial doubt as to the ability of the Company to continue as a going concern. Such financial statements have been incorporated into this proxy statement/prospectus by reference or included in this proxy statement/prospectus in reliance upon such reports given upon the authority of Richard A. Eisner & Company, LLP as experts in accounting and auditing.

         The financial statements of eB2B as of December 31, 1998 and for the period from November 6, 1998 (inception) to December 31, 1998 included in the proxy statement of the Company which is referred to and made a part of this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The consolidated balance sheet as of December 31, 1998 and the consolidated statements of operations, Stockholders' equity, and cash flows for the year ended December 31, 1998, included in this Form S-4, have been included herein in reliance on the report of Rothstein, Kass & Company, P.C., independent auditors, given on the authority of that firm as experts in accounting and auditing.


                    WHERE YOU CAN FIND MORE INFORMATION ABOUT

                                   THE COMPANY

                           THIS REGISTRATION STATEMENT

         The Company has filed with the Securities and Exchange Commission on Form S-4 a registration statement, including all amendments and exhibits to that registration statement, for the shares being offered under the Securities Act of 1933. This proxy statement/prospectus is only a part of the registration statement and does not contain all of the information filed with the Securities and Exchange Commission.

While statements in this proxy statement/prospectus concerning the provisions of contracts or other documents describe the material terms of the provisions which are being described, they do not discuss all of the terms of those contracts or other documents. In each instance, the complete details of each contract or document are contained in the exhibits filed with the registration statement. Refer to the exhibit of each contract or document to obtain additional information. For additional information about the Company and the shares being issued in the merger, refer to the registration statement and the accompanying exhibits and schedules.

         For a fee, a copy of the registration statement, with exhibits, may be obtained from the office of the Securities and Exchange Commission in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549. The registration statement, with exhibits, also is available for you to read at their office without charge.

                                OTHER SEC FILINGS

         The Company is required by the Securities Exchange Act of 1934 to file reports, proxy statements, and other information with the Securities and Exchange Commission.

         Reports, proxy statements and other information filed with the Securities and Exchange Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. For a fee, copies of this material can be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

         The Securities and Exchange Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically. The address of the site is http://www.sec.gov.

                PREDICTIONS AND OTHER FORWARD-LOOKING INFORMATION

         This proxy statement/prospectus and registration statement contain many forward-looking statements and information that are based on the beliefs and plans of the Company's management, on estimates and assumptions made by the Company's management, or on information currently available to the Company's management. Those forward-looking statements and information are also contained in the Company's other reports filed from time to time with the Securities and Exchange Commission, including its Form 10-KSB for the fiscal year ended September 30, 1999.

         When used in those filed documents, words such as "anticipate," "believe," "estimate," "expect," "future," "intend," "plan" and similar expressions, as they relate to the Company and its management, identify forward-looking statements. Such statements reflect the current views of the Company and its management with respect to future events. They are subject to many risks, uncertainties and assumptions relating to the future.

         Some of those risks, uncertainties and assumptions include the Company's operations and results of operations, competitive factors and pricing pressures, shifts in market demand, the performance and needs of the customers served by the Company, and the costs of pursuing the Company's business plan. Other risks and uncertainties are specifically discussed in "Risk Factors" elsewhere in this proxy statement/prospectus.

         Should one or more of these risks or uncertainties materialize, or should the underlying estimates or assumptions prove incorrect, actual results or outcomes may vary significantly from those anticipated, believed, estimated, expected, intended or planned.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR

                           SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the provisions set forth in the Company's articles of incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is therefore unenforceable.

                           Index to Financial Statements
                                 eB2B Commerce, Inc.

Report of Independent Auditors..................................................... F-2
Balance Sheet as of December 31, 1998.............................................. F-3
Statement of Operations for the period from November 6, 1998 (inception)
 through December 31, 1998......................................................... F-4
Statement of Stockholders' Equity for the period from November 6, 1998 (inception)
 through December 31, 1998......................................................... F-5
Statement of Cash Flows for the period from November 6, 1998 (inception)
 through December 31, 1998......................................................... F-6
Notes to Financial Statements...................................................... F-7

Balance Sheet as of September 30, 1999 (unaudited)................................. F-14
Statement of Operations for the period from November 6, 1998 (inception) through
 September 30, 1999 and for the nine months ended September 30, 1999 (unaudited)... F-15
Statement of Stockholders' Equity (Deficiency) for the period from November 6,
 1998 (inception) through September 30, 1999 (unaudited) .......................... F-16
Statement of Cash Flows for the period from November 6, 1998 (inception)
 through September 30, 1999 and for the nine months ended September 30, 1999
 (unaudited)....................................................................... F-17
Notes to Financial Statements (unaudited).......................................... F-18

                           NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

Independent Auditors' Report ...................................................... F-28
Consolidated Financial Statements
     Consolidated Balance Sheet as of December 31, 1998...........................  F-29
     Consolidated Statement of Operations for the year ended December 31, 1998....  F-30
     Consolidated Statement of Stockholders' Equity for the year ended
       December 31, 1998..........................................................  F-31
     Consolidated Statement of Cash Flows for the year ended December 31, 1998....  F-32
     Notes to Consolidated Financial Statements...................................  F-34

                           NETLAN ENTERPRISES, INC.AND SUBSIDIARIES

CONTENTS

Consolidated Financial Statements
     Consolidated Balance Sheet as of September 30, 1999 (unaudited)..............  F-44
     Consolidated Statement of Operations for the nine months ended
       September 30, 1999 (unaudited)............................................   F-45
     Consolidated Statement of Stockholders' Equity (Deficit) for the nine
       months ended September 30, 1999 (unaudited)...............................   F-46
     Consolidated Statement of Cash Flows for the nine months ended
       September 30, 1999 (unaudited)............................................   F-47
     Notes to Consolidated Financial Statements (unaudited).......................  F-49

                            Report of Independent Auditors

To the Board of Directors
eB2B Commerce, Inc.

We have audited the accompanying balance sheet of eB2B Commerce, Inc. (the "Company") (a development stage company) as of December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period November 6, 1998 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of eB2B Commerce, Inc. at December 31 1998, and the results of its operations and its cash flows for the period November 6, 1998 (date of inception) through December 31, 1998, in conformity with accounting principles generally accepted in the United States.

                                                   /s/ ERNST & YOUNG LLP

New York, New York

December 22, 1999, except for
   the last paragraph of Note 7,
   as to which the date is
   January 10, 2000.

                                  eB2B Commerce, Inc.
                             (A Development Stage Company)

                                     Balance Sheet

                                   December 31, 1998

ASSETS
Cash                                                                        $    10,000
Software, net of depreciation of $53,000 (Note 1)                               374,318
                                                                            -----------
Total assets                                                                $   384,318
                                                                            ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Accrued expense                                                         $   36,000
    Note payable (Note 3)                                                       15,000
                                                                            ----------
Total current liabilities                                                       51,000

Long term - note payable (Note 3)                                               86,000

Stockholders' equity(Note 4 and 7):
  Preferred stock--$.001 par value; 200,000 shares authorized; no
    shares issued and outstanding                                                   --
  Common stock--$.001 par value; 19,800,000 shares authorized;
    2,318,500 shares issued and outstanding                                      2,319
  Additional paid-in capital                                                   352,695
  Deficit accumulated during the development stage                            (107,696)
                                                                            ----------
Total stockholders' equity                                                     247,318
                                                                            ----------
Total liabilities and stockholders' equity                                  $  384,318
                                                                            ==========


See accompanying notes to the financial statements.

                                  eB2B Commerce, Inc.
                             (A Development Stage Company)

                                Statement of Operations

                       Period From November 6, 1998 (Inception)
                               through December 31, 1998

Net sales                                                     $        -
Cost of goods sold                                                     -
                                                              ----------
Gross profit                                                           -

Costs and expenses:
  Selling, general, and administrative                            54,696
  Software development costs                                      53,000
                                                              ----------
Total costs and expenses                                         107,696
                                                              ==========
Net loss                                                      $ (107,696)
                                                              ==========


See accompanying notes to the financial statements.

                                  eB2B Commerce, Inc.
                             (A Development Stage Company)

                           Statement of Stockholders' Equity

                       Period From November 6, 1998 (Inception)
                               through December 31, 1998

                                                                                  DEFICIT
                                                                                ACCUMULATED
                                               COMMON STOCK         ADDITIONAL    DURING THE
                                               ------------          PAID-IN    DEVELOPMENT
                                           SHARES       AMOUNT       CAPITAL       STAGE        TOTAL
                                        ------------ ------------ ------------ ------------- -----------

Balance at November 6, 1998                    -          $    -        $    -     $   -       $     -
Issuance of common stock in exchange
   for software development                 2,228,500      2,229         339,089       -         341,318
Issuance of common stock in connection
  with legal services rendered                 40,000         40           6,047       -           6,087
Issuance of common stock in connection
  with consulting services rendered            50,000         50           7,559       -           7,609
Net loss                                       -               -             -      (107,696)   (107,696)
                                            ---------     ------        --------    --------   ---------
Balance at December 31, 1998                2,318,500     $2,319        $352,695   $(107,696)  $ 247,318
                                            =========     ======        ========   ==========  =========

See accompanying notes to the financial statements.

                                  eB2B Commerce, Inc.
                             (A Development Stage Company)

                                Statement of Cash Flows

                       Period From November 6, 1998 (Inception)
                               through December 31, 1998

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss                                                                    $ (107,696)
Adjustments to reconcile net loss to net cash used by operations:
    Non-cash legal and consulting expense                                       13,696
    Depreciation expense                                                        53,000
    Accrued expense                                                             36,000
                                                                            ----------
Net cash used by operating activities                                           (5,000)
                                                                            ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings                                                        15,000
                                                                            ----------
Net cash provided by financing activities                                       15,000
                                                                            ----------
Net cash increase for period                                                    10,000
                                                                            ----------
Cash at end of period                                                       $   10,000
                                                                            ==========

Non-cash transactions:
    Common stock issued in exchange for software                             $ 341,318
                                                                            ==========
    Long term - note payable in exchange for software                        $  86,000
                                                                            ==========


See accompanying notes to the financial statements.

                                  eB2B Commerce, Inc.
                             (A Development Stage Company)

                             Notes to Financial Statements

                                   December 31, 1998

1. ORGANIZATION AND BUSINESS

DESCRIPTION OF BUSINESS

eB2B Commerce, Inc. (the "Company") was incorporated in the state of Delaware on November 6, 1998. The Company is an Internet-based business-to-business service provider offering manufacturers and retailers the capability to conduct cost-effective electronic commerce transactions utilizing the Internet. The Company has developed an integrated set of proprietary Internet-based technology solutions which enables manufacturers and retailers, without substantial capital expenditures, to conduct cost-effective e-commerce transactions on a pay per transaction basis.

SOFTWARE DEVELOPMENT COSTS

The Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, during 1998. SOP 98-1 requires companies to capitalize qualifying computer software costs incurred during the application development stage. All other costs incurred in connection with internal use software must be expensed as incurred. The useful life assigned to capitalized software should be based on the period such software is expected to provide future utility to the company. Capitalized software costs were approximately $427,000 for the period ending December 31, 1998 and are being amortized over one year. During 1999 the software was abandoned.

START-UP COSTS

In April 1998, the AcSEC issued SOP 98-5, Reporting on the Costs of Start-Up Activities. The SOP requires the costs of start-up activities to be expensed as incurred. The SOP is effective for fiscal years beginning after December 15, 1998. Earlier application is encouraged in fiscal years for which financial statements have not been issued. The Company has expensed organization costs of approximately $6,000 for the period ended December 31, 1998.

                                  eB2B Commerce, Inc.
                             (A Development Stage Company)

                       Notes to Financial Statements (continued)

1. ORGANIZATION AND BUSINESS (CONTINUED)

RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION

The Company grants stock options generally for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes compensation expense only if the fair market value of the underlying common stock exceeds the exercise price of the stock option on the date of grant. In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," which provides an alternative to APB opinion No. 25 in accounting for stock-based compensation. As permitted by SFAS No. 123, the Company accounts for stock-based compensation in accordance with APB Opinion No. 25 and has elected the pro forma disclosure alternative as permitted by SFAS No. 123.

2. DEVELOPMENT STAGE OPERATIONS

The Company is a development stage enterprise as defined in SFAS No. 7, Accounting and Reporting by Development Stage Enterprises. SFAS No. 7 requires certain information to be presented on both a period and cumulative basis. As these financial statements present activity from November 6, 1998 (inception) through December 31, 1998, all information is cumulative, and no separate cumulative presentation is provided.

Operations during this period have been devoted primarily to developing the Company's proprietary computer software, raising capital, obtaining financing, and marketing and promotion of the Company's capabilities to potential customers.

                                  eB2B Commerce, Inc.
                             (A Development Stage Company)

                       Notes to Financial Statements (continued)


3.  NOTES PAYABLE

Upon inception, the Company issued shares of common stock (see Note 4) and an $86,000 note payable ("Note") to a shareholder in exchange for partially developed computer software. For the period from February 11, 1999 through the maturity date on February 11, 2009, interest will accrue on the principal of the note at the rate of 8 3/4% per annum. The aggregate of the principal and all accrued interest will be paid by the Company on February 11, 2009. The Company has the right to prepay all or part of the outstanding principal balance at any time. In such event, the shareholder has the right to either accept the prepayment of the note or exercise his right to convert such amount into shares of common stock at a conversion price of $0.50 per share. On November 30, 1999, this Note was converted by the shareholder into 160,000 shares of the Company's common stock.

The Company issued a note payable for $15,000 in 1998. As subsequently negotiated, the Company has the right to prepay all or part of the outstanding principal balance at any time. In such event, the holder has the right to either accept the prepayment of the note or exercise his right to convert such amount into shares of Series A Convertible Preferred Stock at a conversion price of $1,000 per share. In April 1999, this note was converted by the holder into 15 shares of the Company's Series A Convertible Preferred Stock.

4.      STOCKHOLDERS' EQUITY

Upon inception, the Company received partially developed computer software in exchange for 2,228,500 shares of common stock and the issuance of a note payable (See Note 3).

5.  STOCK OPTION PLAN AND PERFORMANCE EQUITY AGREEMENTS

STOCK OPTION PLAN

On November 6, 1998, the Company established the 1998 Incentive Stock Option Plan (the "Plan") for employees and directors of the Company to purchase common stock. The Company's Board of Directors is responsible for determining the type of awards, when and to whom the awards are granted, the number of shares and terms of the awards and the exercise price. The options are exercisable for a period not to exceed 10 years from the date of grant and vest in accordance with the vesting schedule determined by the Board of Directors on the grant date of the options. Under the Plan, no options were granted, exercised, canceled or forfeited during the period ended December 31, 1998. As of December 31, 1998, the Company has reserved 1,000,000 shares of common stock for future grants of stock options under the Plan. During the nine months ended September 30,1999 the Company granted 110,000 options, which vest annually over a four year period, at an exercise price of $2.00 per common share.

                                  eB2B Commerce, Inc.
                             (A Development Stage Company)

                       Notes to Financial Statements (continued)


5.  STOCK OPTION PLAN AND PERFORMANCE EQUITY AGREEMENTS (CONTINUED)

EXECUTIVE PERFORMANCE EQUITY AGREEMENTS

On December 1, 1998, the Company entered into Executive Performance Equity Agreements (the "Agreements") with three of its executive officers who are also members of the Board of Directors, pursuant to their employment agreements. The Agreements provide for the granting of options to purchase an aggregate of 450,000 shares of the Company's common stock at an exercise price of $0.50 per share, contingent upon the Company commencing business operations during the year ended December 31, 1999, as further defined in the Agreements. The Board of Directors of the Company is responsible for determining whether the performance goals have been met and on August 1, 1999, granted the 450,000 options to the three executive officers. The options vested immediately upon grant and expire five years from the date of grant.

6.  INCOME TAXES

There was no provision for federal, or state and local income taxes as the Company has sustained a loss for the period ended December 31, 1998. At December 31, 1998, the Company has approximately $430,000 of net operating loss carryforwards for Federal income tax purposes, which begin to expire in 2018.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. The deferred tax asset pertains primarily to net operating loss carryforwards (approximately $150,000 at December 31, 1998).

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the period in which the net operating loss carryforwards can be utilized. Since the Company is in the development stage and it is uncertain when the Company will begin generating future taxable income, the Company has provided a full valuation allowance for deferred tax assets at December 31, 1998.

                                  eB2B Commerce, Inc.
                             (A Development Stage Company)

                       Notes to Financial Statements (continued)

7. COMMITMENTS

The Company has entered into employment agreements with the three founding stockholders of the Company, whereby the Company has agreed to pay the stockholders annual base salaries of $195,000, $115,000 and $125,000, which increase by at least five percent per year. The stockholders also will be entitled to receive annual bonuses of at least $50,000, $20,000 and $25,000, respectively. These agreements are effective December 1, 1998 and last through December 31, 2002, December 31, 2001 and December 31, 2001, respectively.

8.  SUBSEQUENT EVENTS

In December 1999 the Company increased its authorized capital stock to 100 million shares, of which 90 million shares pertain to common stock and 10 million shares to preferred stock.

PREFERRED STOCK

In April 1999, the Company authorized 2,000 shares of Series A Convertible Preferred Stock ("Series A") with a par value of $.001 and issued 300 shares of Series A for $300,000. Each share of Series A is convertible into the number of shares of common stock by dividing the purchase price for the Series A by the conversion price in effect (which is currently $2.00), resulting in approximately 150,000 shares of common stock. The Series A has antidilution provisions which can change the conversion price in certain circumstances when additional shares of common stock are issued by the Company. The holder has the right to convert the shares of Series A, at any time into common stock. Upon liquidation, dissolution or winding up of the Company, the stockholders of the Series A are entitled to receive $1,000 per share plus any accrued and unpaid dividends before distributions to any holder of the Company's common stock, except for Series B.

In December 1999 the Company authorized 4 million shares of Series B Convertible Redeemable Preferred Stock ("Series B") with a par value of $.001, and issued approximately 3.3 million shares for $33 million in gross proceeds, in a private placement conducted by the Company (see Private Placement below). Each share of Series B is convertible into the number of shares of common stock that results from dividing the purchase price by the conversion price per share in effect (currently $5.50, resulting in approximately 6 million common shares). The Series B has antidilution provisions which can change the conversion price in certain circumstances when additional shares of common stock are issued by the Company. The holder has the right to convert the shares of Series B at any time. Upon liquidation, dissolution or winding up of the Company, the stockholders of the Series B are entitled to receive $10.00 per share plus any accrued and unpaid dividends before distributions to any holder of the Company's common stock, except for Series A.

In the event the Company declares a dividend on the common stock, the Company will at the same time, declare a dividend to the Series A and B stockholders equal to the dividend which would have been payable if the Series A and B stock had been converted into common stock. The holders of the Series A and B are entitled to one vote for each share of the Company's common stock into which such share of Series A and B is then convertible. In addition, upon any liquidation of the Company, holders of shares of Series A and Series B shall be entitled to payment of the purchase price before distributions to any holder of the company's common stock.

                                  eB2B Commerce, Inc.
                             (A Development Stage Company)

                       Notes to Financial Statements (continued)


8. SUBSEQUENT EVENTS (CONTINUED)

PRIVATE PLACEMENT

In September 1999, the Company signed a letter of intent with an investment banking firm to raise capital in a private placement offering of the Company's securities. In October 1999, in anticipation of the private placement offering, the investment banking firm arranged for $1,000,000 in bridge financing for the Company until the private placement offering commenced. The bridge financing consisted of convertible notes in the aggregate of $1,000,000, which automatically converted into units offered in the private placement offering based on the face value of the bridge notes, and warrants to purchase up to 717,409 shares of common stock of the Company, exercisable at $4.00 per share for a period of seven years. The warrants were valued at approximately $850,000 and were expensed at the closing of the private placement.


In December, 1999 the Company concluded its private placement offering and received gross proceeds of approximately $33 million and issued approximately
3.3 million shares of Series B and approximately 1.5 million warrants to purchase shares of common stock, at an exercise price of $5.50 per share for a period of seven years. In addition, the investment banking firm, as part of its fees received approximately 1.5 million warrants to purchase shares of common stock, at an exercise price of $5.50 per share for a period of seven years.

MERGERS

On December 1, 1999, the Company entered into a definitive agreement to merge with DynamicWeb Enterprises, Inc. (DWeb), a publicly traded company. DWeb provides services and software that facilitates business-to-business electronic commerce between buyers and sellers. In the merger, DWeb will issue approximately 40 million shares of its common stock in exchange for all of the outstanding capital stock of the Company, on a fully diluted basis. Holders of the Series A, Series B, warrants and options of the Company will receive like securities in Dweb, adjusted to reflect the increased number of shares of common stock such holders will be entitled to either convert into or purchase. The officers and directors of the Company will retain their positions with the surviving company. The stockholders of the Company will own more than 80% of the outstanding stock of DWeb and accordingly the transaction will be accounted for by the Company as a reverse acquisition. DWeb will change its name to eB2B Commerce, Inc upon the closing of the merger.

On November 12, 1999, DWeb entered into a loan agreement with the Company for $2 million, at an interest rate of 8% per annum. The loan matures March 2000, unless the merger is not consummated, in which event the loan would mature November 2000. If the loan is not repaid upon maturity, the Company may choose to convert the aggregate value of the loan into DWeb shares of common stock at a conversion price of $0.25 per share.

                                  eB2B Commerce, Inc.
                             (A Development Stage Company)

                       Notes to Financial Statements (continued)


8. SUBSEQUENT EVENTS (CONTINUED)

MERGERS (CONTINUED)

In January 2000, the Company signed a letter of intent to merge with NetLan Enterprises, Inc. The purchase price is 325,000 common shares of the Company's common stock after the completion of the DWeb merger. If the DWeb merger is not consummated, the purchase price will be 125,000 shares of the Company's common stock.

9. YEAR 2000 (UNAUDITED)

The Company has addressed the matter of Year 2000 compliance to ensure that its operating systems, business systems, facilities and environmental systems and associated equipment will continue to operate properly and without major disruptions into the next century.

The Company has identified mission critical and other relevant systems at each of its facilities and has reviewed them for Year 2000 compliance. To date, the Company is not aware of any area where a Year 2000 compliance problem with its internal systems could have a material adverse impact on the Company's business operations.

                              eB2B Commerce, Inc.
                          (A Development Stage Company)

                                  Balance Sheet
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)




ASSETS
Current assets:
   Cash                                                                                   $    62,950
                                                                                          -----------
Total current assets                                                                           62,950

Property and equipment, net of accumulated depreciation of $11,700 (Note 1)                    55,027
Other assets, net of accumulated amortization of $2,000 (Note 1)                                6,937
                                                                                          ===========
Total assets                                                                              $   124,914
                                                                                          ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities
    Accrued expenses                                                                      $   686,449
                                                                                          -----------
Total current liabilities                                                                     686,449
                                                                                          -----------
Long-term liabilities
    Notes payable (Note 3)                                                                     83,061

Stockholders' equity (deficiency) (Note 4 and 7):
    Preferred stock--$.001 par value; 200,000 shares authorized                                  --
      Series A Preferred Stock--$.001 par value; 2,000 shares authorized;
      300 shares issued and outstanding                                                          --
    Common stock--$.001 par value; 19,800,000 shares authorized; 2,557,000 shares issued
      and outstanding                                                                           2,557
    Additional paid-in capital                                                              1,942,311
    Deficit accumulated during the development stage                                       (2,589,464)
                                                                                          -----------
Total stockholders' equity (deficiency)                                                      (649,596)
                                                                                          ===========
Total liabilities and stockholders' equity (deficiency)                                   $   124,914
                                                                                          ===========


See accompanying notes to the unaudited financial statements.

                               eB2B Commerce, Inc.
                          (A Development Stage Company)

                             Statement of Operations
                                   (Unaudited)


                                                               Period from
                                                             November 6, 1998
                                     Nine months ended      (inception) through
                                     September 30, 1999      September 30, 1999
                                     -------------------   ---------------------

Net sales (Note 1)                        $      --             $       --
Cost of goods sold                               --                     --
                                          -----------           -----------
Gross profit                                     --                     --

Costs and expenses:
   Selling, general, and administrative,
     including stock based compensation
     expense of $675,000                    1,933,956            2,041,652
   Software development costs (Note 1)        547,812              547,812
                                          -----------           -----------
Total costs and expenses                    2,481,768            2,589,464

                                          ===========           ===========
Net loss                                  $(2,481,768)         $(2,589,464)
                                          ===========           ===========


See accompanying notes to the unaudited financial statements.

                               eB2B Commerce, Inc.
                          (A Development Stage Company)

                 Statement of Stockholders' Equity (Deficiency)
     PERIOD FROM NOVEMBER 6, 1998 (INCEPTION) THROUGH SEPTEMBER 30, 1999
                                   (UNAUDITED)


                                                                                                        DEFICIT
                                                                                                       ACCUMULATED
                                         PREFERRED STOCK          COMMON STOCK          ADDITIONAL      DURING THE
                                         ----------------    ----------------------      PAID-IN       DEVELOPMENT
                                          SHARES  AMOUNT      SHARES        AMOUNT       CAPITAL          STAGE          TOTAL
                                         -----------------------------------------------------------------------------------------
Balance at November 6, 1998                 --      --            --     $      --     $      --     $      --      $      --
Issuance of common stock in exchange for
     software                               --      --       2,228,500         2,229       339,089          --          341,318
Issuance of common stock in connection
   with legal services rendered             --      --          40,000            40         6,047          --            6,087
Issuance of common stock in connection
     with consulting services               --      --          50,000            50         7,559          --            7,609

Net loss                                    --      --            --            --            --        (107,696)      (107,696)
                                          --------------------------------------------------------------------------------------
Balance at December 31, 1998                --      --       2,318,500         2,319       352,695      (107,696)       247,318
Sale of common stock                        --      --          87,500            87       174,913          --          175,000
Sale of Series A preferred stock             300    --            --            --         300,000          --          300,000
Issuance of common stock in exchange
     for services                           --      --         148,000           148       228,406          --          228,554
Issuance of common stock in exchange
      for a domain name                     --      --           3,000             3         1,497          --            1,500
Issuance of 55,000 warrants in
   connection with legal service
   rendered                                 --      --            --            --          28,600          --           28,600
Issuance of 108,500 warrants in
   connection with consulting services      --      --            --            --         181,200          --          181,200
Stock based compensation                    --      --            --            --         675,000          --          675,000
Net loss                                    --      --            --            --            --      (2,481,768)    (2,481,768)
                                          --------------------------------------------------------------------------------------
Balance at September 30, 1999                300    --       2,557,000   $     2,557   $ 1,942,311   $(2,589,464)   $  (644,596)
                                          ======================================================================================


See accompanying notes to the unaudited financial statements.

                               eB2B Commerce, Inc.
                          (A Development Stage Company)

                             Statement of Cash Flows
                                   (UNAUDITED)


                                                                            Period from
                                                       Nine months        November 6, 1998
                                                          ended          (inception) through
                                                     September 30, 1999   September 30, 1999
                                                     ------------------  --------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                  $(2,481,768)         $(2,589,464)
Adjustments to reconcile net loss to
    net cash used by operations:
     Depreciation and amortization                            560,012              613,012
     Non-cash legal and consulting expense                    438,354              452,050
     Stock based compensation expense                         675,000              675,000
    Changes in operating assets and liabilities:
          Other assets                                         (7,437)              (7,437)
          Accrued expenses                                    650,449              686,449
                                                          -----------          -----------
Net cash used by operating activities                        (165,390)            (170,390)
                                                          -----------           -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of software                                         (173,494)            (173,494)
Purchase of property and equipment                            (65,227)             (65,227)
                                                          -----------          -----------
Net cash used by investing activities                        (238,721)            (238,721)
                                                          -----------          -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowing                                          --                15,000
Repayment of borrowings                                        (2,939)             (2,939)
Proceeds from issuance of commons stock                       175,000             175,000
Proceeds from issuance of preferred stock                     285,000             285,000
                                                          -----------         -----------
Net cash provided by financing activities                     457,061             472,061
                                                          -----------         -----------

Net increase in cash                                           52,950              62,950

Cash at the beginning of period
                                                               10,000                --
                                                          -----------         -----------
Cash at end of period                                     $    62,950         $    62,950
                                                          ===========         ===========

Non-cash transactions:
    Preferred stock issued in exchange for note payable   $    15,000              --
                                                          ===========        ===========
    Common stock issued in exchange for Domain name       $     1,500        $     --
                                                          ===========        ===========
    Common stock issued in exchange for software          $      --          $   341,318
                                                          ===========        ===========
    Long term - note payable in exchange for software     $      --          $    86,000
                                                          ===========        ===========


See accompanying notes to the unaudited financial statements.

                               eB2B Commerce, Inc.
                          (A Development Stage Company)

                          Notes to Financial Statements
                                   (Unaudited)

1. ORGANIZATION AND BUSINESS

BASIS OF PRESENTATION

These financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 1998. Interim results are not necessarily indicative of results that may be expected for the full fiscal year.

DESCRIPTION OF BUSINESS

eB2B Commerce, Inc. (the "Company") was incorporated in the state of Delaware on November 6, 1998. The Company is an Internet-based business-to-business service provider offering manufacturers and retailers the capability to conduct cost-effective electronic commerce transactions utilizing the Internet. The Company has developed an integrated set of proprietary Internet-based technology solutions which enables manufacturers and retailers, without substantial capital expenditures, to conduct cost-effective e-commerce transactions on a pay per transaction basis.

SOFTWARE DEVELOPMENT COSTS

The Accounting Standards Executive Committee (AcSEC) issued Statement of Position SOP 98-1, Accounting for the Costs of Computer Software Developed for Obtained for Internal Use, during 1998. SOP 98-1 requires companies to capitalize qualifying computer software costs incurred during the application development stage. All other costs incurred in connection with internal use software must be expensed as incurred. The useful life assigned to capitalized software should be based on the period such software is expected to provide future utility to the company. Capitalized software costs were approximately $427,000 for the period ending December 31, 1998. As of September 30, 1999 the Company abandoned the use of the software capitalized at December 31, 1998 and wrote off the unamortized portion along with additional software costs of approximately $174,000 incurred during the nine months ended September 30, 1999. Total software development expense for the nine months ended September 30, 1999 was approximately $547,000.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives. The Company currently has capitalized costs related to software and office equipment with estimated useful lives of 2 years. Depreciation expense was $11,700 for the nine months ended September 30, 1999.

REVENUE RECOGNITION

Revenue is recognized on a pay per transaction basis when an e-commerce transaction occurs between a retailer and manufacturer.

                               eB2B Commerce, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)
                                   (Unaudited)

1. ORGANIZATION AND BUSINESS (CONTINUED)

AMORTIZATION OF INTANGIBLES

The other asset recorded on the Company's book represents a domain name which is being amortized on a straight-line basis over a period of two years.

START-UP COSTS

In April 1998, the AcSEC issued SOP 98-5, Reporting on the Costs of Start-Up Activities. The SOP requires the costs of start-up activities to be expensed as incurred. The SOP is effective for fiscal years beginning after December 15, 1998. Earlier application is encouraged in fiscal years for which financial statements have not been issued. The Company has expensed organization costs of approximately $6,000 for the year ended December 31, 1998.


RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION

The Company grants stock options generally for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes compensation expense only if the fair market value of the underlying common stock exceeds the exercise price of the stock option on the date of grant. In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," which provides an alternative to APB opinion No. 25 in accounting for stock-based compensation. As permitted by SFAS No. 123, the Company accounts for stock-based compensation in accordance with APB Opinion No. 25 and has elected the pro forma disclosure alternative permitted by SFAS No. 123.

                               eB2B Commerce, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)
                                   (Unaudited)


2. DEVELOPMENT STAGE OPERATIONS

The Company is a development stage enterprise as defined in Statement of Financial Accounting Standard No. 7, Accounting and Reporting by Development Stage Enterprises, ("SFAS 7"). SFAS 7 requires certain information to be presented on both a period and cumulative basis. These financial statements include information for the nine months ended September 30, 1999 as well as cumulative information from November 6, 1998 (inception) through September 30, 1999.

Operations during this period have been devoted primarily to developing the Company's proprietary computer software, raising capital, obtaining financing, and marketing and promotion of the Company's capabilities to potential customers.

3.  NOTES PAYABLE

Upon inception, the Company issued shares of common stock (see Note 4) and an $86,000 note payable ("Note") to a shareholder in exchange for partially developed computer software. For the period from February 11, 1999 through the maturity date on February 11, 2009, interest will accrue on the principal of the note at the rate of 8 3/4% per annum. The aggregate of the principal and all accrued interest will be paid by the Company on February 11, 2009. The Company has the right to prepay all or part of the outstanding principal balance at any time. In such event, the shareholder has the right to either accept the prepayment of the note or exercise his right to convert such amount into shares of common stock at a conversion price of $0.50 per share. On November 30, 1999, this Note was converted by the shareholder into 160,000 shares of the Company's common stock.

The Company issued a note payable for $15,000 in December 1998. As subsequently negotiated, the Company has the right to prepay all or part of the outstanding principal balance at any time. In such event, the holder has the right to either accept the prepayment of the note or exercise his right to convert such amount into shares of Series A Convertible Preferred Stock at a conversion price of $1,000 per share. In April 1999, this note was converted by the holder into 15 shares of the Company's Series A Convertible Preferred Stock.

                               eB2B Commerce, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)
                                   (Unaudited)



4.  STOCKHOLDERS' EQUITY

PREFERRED STOCK

In April 1999, the Company authorized 2,000 shares of Series A Convertible Preferred Stock ("Series A") with a par value of $.001 and issued 300 shares of Series A for $300,000. Each share of Series A is convertible into the number of shares of common stock by dividing the purchase price for the Series A by the conversion price in effect (which is currently $2.00), resulting in approximately 150,000 shares of common stock. The Series A has antidilution provisions which can change the conversion price in certain circumstances when additional shares of common stock are issued by the Company. The holder has the right to convert the shares of Series A, at any time into common stock. Upon liquidation, dissolution or winding up of the Company, the stockholders of the Series A are entitled to receive $1,000 per share plus any accrued and unpaid dividends before distributions to any holder of the Company's common stock, except for Series B.

In December 1999 the Company authorized 4 million shares of Series B Convertible Redeemable Preferred Stock ("Series B") with a par value of $.001, and issued approximately 3.3 million shares for $33 million in gross proceeds, in a private placement conducted by the Company (see Private Placement below). Each share of Series B is convertible into the number of shares of common stock that results from dividing the purchase price by the conversion price per share in effect (currently $5.50, resulting in approximately 6 million common shares). The Series B has antidilution provisions which can change the conversion price in certain circumstances when additional shares of common stock are issued by the Company. The holder has the right to convert the shares of Series B at any time. Upon liquidation, dissolution or winding up of the Company, the stockholders of the Series B are entitled to receive $10.00 per share plus any accrued and unpaid dividends before distributions to any holder of the Company's common stock, except for Series A.

In the event the Company declares a dividend on the common stock, the Company will at the same time, declare a dividend to the Series A and B stockholders equal to the dividend which would have been payable if the Series A and B stock had been converted into common stock. The holders of the Series A and B are entitled to one vote for each share of the Company's common stock into which such share of Series A and B is then convertible. In addition, upon any liquidation of the Company, holders of shares of Series A and Series B shall be entitled to payment of the purchase price before distributions to any holder of the company's common stock.

                               eB2B Commerce, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)
                                   (Unaudited)

4. STOCKHOLDERS' EQUITY (CONTINUED)

COMMON STOCK

Upon inception, the Company received partially developed computer software in exchange for 2,228,500 shares of common stock and the issuance of a note payable (See Note 3).

In connection with various legal and consulting services rendered during 1999, the Company issued 148,000 shares of common stock and 163,500 warrants to purchase shares of common stock in exchange for these services. The warrants are exercisable for a period of five years at prices of $0.50 or $2.00 per share. The warrants were valued, utilizing the minimum value method, at $28,600 and $181,200, respectively, and charged to expense in the current period.

At September 30, 1999, the Company has reserved for issuance (i) 150,000 shares of common stock for conversion of the Series A, (ii) 163,500 shares of common stock for the exercise of warrants, (iii) 1 million shares of common stock under the 1998 Incentive Stock Option Plan and (iv) 450,000 shares of common stock under the Executive Performance Equty Agreements with executive officers.

5.  STOCK OPTION PLAN AND PERFORMANCE EQUITY AGREEMENTS

STOCK OPTION PLAN

On November 6, 1998, the Company established the 1998 Incentive Stock Option Plan (the "Plan") for employees and directors of the Company to purchase common stock. The Company's Board of Directors is responsible for determining the type of awards, when and to whom the awards are granted, the number of shares and terms of the awards and the exercise price. The options are exercisable for a period not to exceed 10 years from the date of grant and vest in accordance with the vesting schedule determined by the Board of Directors on the grant date of the option.

                               eB2B Commerce, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)
                                   (Unaudited)



5.  STOCK OPTION PLAN AND PERFORMANCE EQUITY AGREEMENTS (CONTINUED)

PERFORMANCE EQUITY AGREEMENTS

On December 1, 1998, the Company entered into Executive Performance Equity Agreements (the "Agreements") with three of its executive officers who are also members of the Board of Directors, pursuant to their employment agreements. The Agreements provide for the granting of options to purchase an aggregate of 450,000 shares of the Company's common stock at an exercise price of $0.50 per share, contingent upon the Company commencing business operations during the year ended December 31, 1999, as further defined in the Agreements. The Board of Directors of the Company is responsible for determining whether the performance goals have been met and on August 1, 1999, granted the 450,000 options to the three executive officers. The options vested immediately on grant and expire five years from the date of grant. The Company recorded stock-based compensation expense of $675,000, as determined utilizing the minimum value method.

Stock option activity for the 1998 Incentive Stock Option Plan and the Executive Performance Equity Agreement from November 6, 1998 (inception) to September 30, 1999 is as follows:


                                                         WEIGHTED
                                                         AVERAGE
                                              SHARES  EXERCISE PRICE
                                              ----------------------
Outstanding at November 6, 1998 (Inception)   $   --        $ --
                                              -----------------------
Granted                                           --          --
                                              -----------------------
Outstanding at December 31, 1998                  --          --
Granted                                        560,000       0.79
                                              -----------------------
Outstanding at September 30, 1999              560,000      $0.79
                                              =======================
Exercisable at September 30, 1999              477,500      $0.59
                                              =======================

                               eB2B Commerce, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)
                                   (Unaudited)




5. STOCK OPTION PLAN AND PERFORMANCE EQUITY AGREEMENTS (CONTINUED)

Information regarding the options outstanding under the 1998 Incentive Stock Option Plan and the Executive Performance Equity Agreement at September 30, 1999 is as follows:


                         Number of                               Weighted-                          Weighted-
                         Options            Weighted-Average      Average                            Average
  Exercise Price         Currently             Exercise          Remaining           Number         Exercise
      Range             Outstanding             Price              Life            Exercisable        Price
---------------------------------------------------------------------------------------- ---------------------------
      $2.00               110,000               $ 2.00              4.7 years          27,500         $ 2.00
      $0.50               450,000               $ 0.50              4.7 years         450,000           0.50
                    --------------------                                           --------------
                          560,000                                                     477,500
                    ====================                                           ==============

Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair market value method of FAS 123. The fair market value for these options was estimated at the date of grant using the minimum value option pricing model with the following weighted average assumptions: risk free interest rate of approximately 6%; no dividend yield and a weighted average expected life of the options of 5 years at date of grant. The Company's pro forma information for the nine months ended September 30, 1999 is as follows:


Net loss:
       As reported                         $(2,406,768)
                                           ============
       Pro forma under SFAS No. 123        $(2,471,028)
                                           ============

                               eB2B Commerce, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)
                                   (Unaudited)



5. STOCK OPTION PLAN AND PERFORMANCE EQUITY AGREEMENTS (CONTINUED)

Options outstanding at September 30, 1999 had a weighted average remaining contractual life of approximately 4.7 years. The weighted average fair market value and exercise price of options granted during the nine months ended September 30, 1999 whereby the fair market value of the stock on the date of grant was equal to the exercise price was $0.41 and $1.45 per option, respectively. The weighted average fair market value and exercise price of options granted during the nine months ended September 30, 1999 whereby the fair market value of the stock on the date of grant was greater than the exercise price was $1.63 and $0.50 per option, respectively.

6. INCOME TAXES

There was no provision for federal, or state and local income taxes as the Company has sustained a loss for the period ended September 30, 1999. At December 31, 1998 the Company has approximately $430,000 of net operating loss carryforwards for Federal income tax purposes, which begin to expire in 2018.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. The deferred tax asset pertains primarily to net operating loss carryforwards, start-up expenditures and accrued expenses (approximately $150,000 at December 31, 1998).

In assessing the realizability of deferred tax asset, management considers whether it is more likely than not that some portion or all of the deferred tax asset will be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the period in which the net operating loss carryforwards can be utilized. Since the Company is in the development stage and it is uncertain when the Company will begin generating future taxable income, the Company has provided a full valuation allowance for deferred tax assets at September 30, 1999.

7. COMMITMENTS

The Company has entered into employment agreements with the three founding stockholders of the Company, whereby the Company has agreed to pay the stockholders annual base salaries of $195,000, $115,000 and $125,000, which increase by at least five percent per year. The stockholders also will be entitled to receive annual bonuses of at least $50,000, $20,000 and $25,000, respectively. These agreements are effective December 1, 1998 and last through December 31, 2002, December 31, 2001 and December 31, 2001, respectively.

8. SUBSEQUENT EVENTS

In December 1999 the Company increased its authorized capital stock to 100 million shares, of which 90 million shares pertain to common stock and 10 million shares to preferred stock.

                               eB2B Commerce, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)
                                   (Unaudited)


8. SUBSEQUENT EVENTS (CONTINUED)

PRIVATE PLACEMENT

In September 1999, the Company signed a letter of intent with an investment banking firm to raise capital in a private placement offering of the Company's securities. In October 1999, in anticipation of the private placement offering, the investment banking firm arranged for $1,000,000 in bridge financing for the Company until the private placement offering commenced. The bridge financing consisted of convertible notes in the aggregate of $1,000,000, which automatically converted into units offered in the private placement offering based on the face value of the bridge notes, and warrants to purchase up to 717,409 shares of common stock of the Company, exercisable at $4.00 per share for a period of seven years. The warrants were valued at approximately $850,000 and were expensed at the closing of the private placement.

In December 1999 the Company concluded its private placement offering and received gross proceeds of approximately $33 million and issued approximately
3.3 million shares of Series B and approximately 1.5 million warrants to purchase shares of common stock, at an exercise price of $5.50 per share for a period of seven years. In addition, the investment banking firm, as part of its fees received approximately 1.5 million warrants to purchase shares of common stock, at an exercise price of $5.50 per share for a period of seven years.

MERGERS

On December 1, 1999, the Company entered into a definitive agreement to merge with DynamicWeb Enterprises, Inc. (DWeb), a publicly traded company. DWeb provides services and software that facilitates business-to-business electronic commerce between buyers and sellers. In the merger, DWeb will issue approximately 40 million shares of its common stock in exchange for all of the outstanding capital stock of the Company, on a fully diluted basis. Holders of the Series A, Series B, warrants and options of the Company will receive like securities in Dweb, adjusted to reflect the increased number of shares of common stock such holders will be entitled to either convert into or purchase. The officers and directors of the Company will retain their positions with the surviving company. The stockholders of the Company will own more than 80% of the outstanding stock of DWeb and accordingly the transaction will be accounted for by the Company as a reverse acquisition. DWeb will change its name to eB2B Commerce, Inc upon the closing of the merger.

                               eB2B Commerce, Inc.
                          (A Development Stage Company)

                    Notes to Financial Statements (continued)
                                   (Unaudited)



8. SUBSEQUENT EVENTS (CONTINUED)

MERGERS (CONTINUED)

On November 12, 1999, DWeb entered into a loan agreement with the Company for $2 million, at an interest rate of 8% per annum. The loan matures March 2000, unless the merger is not consummated, in which event the loan would mature November 2000. If the loan is not repaid upon maturity, the Company may choose to convert the aggregate value of the loan into DWeb shares of common stock at a conversion price of $0.25 per share.

In January 2000, the Company signed a letter of intent to merge with NetLan Enterprises, Inc. The purchase price is 325,000 common shares of the Company's common stock after the completion of the DWeb merger. If the DWeb merger is not consummated, the purchase price will be 125,000 shares of the Company's common stock.

9. YEAR 2000 (UNAUDITED)

The Company has addressed the matter of Year 2000 compliance to ensure that its operating systems, business systems, facilities and environmental systems and associated equipment will continue to operate properly and without major disruptions into the next century.

The Company has identified mission critical and other relevant systems at each of its facilities and has reviewed them for Year 2000 compliance. To date, the Company is not aware of any area where a Year 2000 compliance problem with its internal systems could have a material adverse impact on the Company's business operations.

INDEPENDENT AUDITORS' REPORT




To the Board of Directors
NETLAN Enterprises, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of NETLAN Enterprises, Inc. and Subsidiaries as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NETLAN Enterprises, Inc. and Subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.






Roseland, New Jersey
March 16, 1999, except for the second, third,
 fourth, fifth, sixth, seventh, and eighth through tenth paragraphs of Note 17, which are as of March 31, 1999, July 19, 1999,
  July 22, 1999, October 31, 1999, December 1,
  1999, and January 7, 2000, respectively

NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET


--------------------------------------------------------------------------------
December 31, 1998
--------------------------------------------------------------------------------

ASSETS

Current assets
Cash                                                                $   804,680
Accounts receivable, less allowance for
 doubtful accounts of $115,000                                        2,259,585
Inventories                                                             132,156
Other current assets                                                    158,965
                                                                    -----------

Total current assets                                                  3,355,386
                                                                    -----------

Property and equipment, net                                             749,153
                                                                    -----------

Other assets
Intangible assets, net                                                1,003,706
Restricted cash                                                         501,929
Other                                                                    54,500
                                                                    -----------

                                                                      1,560,135
                                                                    -----------

                                                                    $ 5,664,674
                                                                    ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Line of credit, bank                                                $    60,131
Loan payable                                                          2,000,000
Accounts payable and accrued expenses                                 2,023,617
Obligations under capital leases, current portion                        77,292
Deferred revenues                                                       968,404
Commissions payable                                                     211,057
Other current liabilities                                               167,242
                                                                    -----------

Total current liabilities                                             5,507,743
                                                                    -----------

Long-term liabilities,
Obligations under capital leases, less current portion                   96,292
                                                                    -----------

Commitments and contingencies

Stockholders' equity
Class A common stock, .01 par value,
 authorized 2,500,000 shares,
 issued and outstanding 1,098,000 shares                                 10,980
Class B common stock, .01 par value,
 authorized 200,000 shares, no shares
issued and outstanding
Capital in excess of par value                                          814,703
Accumulated deficit                                                    (765,044)
                                                                    -----------

Total stockholders' equity                                               60,639
                                                                    -----------

                                                                    $ 5,664,674
                                                                    ===========


        See accompanying notes to consolidated financial statements.

NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS


--------------------------------------------------------------------------------
Year Ended December 31, 1998
--------------------------------------------------------------------------------
Revenues
  Internet applications                                            $  1,067,267
  Educational services                                                2,602,088
  Other                                                                  44,579
                                                                   ------------

                                                                      3,713,934
                                                                   ------------
Cost of revenues
  Internet applications                                                 422,472
  Educational services                                                1,304,693
                                                                   ------------

                                                                      1,727,165
                                                                   ------------

Gross profit                                                          1,986,769
                                                                   ------------

Operating expenses                                                    2,119,850
                                                                    ------------

Loss from operations                                                   (133,081)
                                                                   ------------
Interest expense                                                        220,953
                                                                   ------------
Loss from continuing operations                                        (354,034)

Loss from discontinued operations, net of
  income tax benefit of approximately $10,000                          (476,898)
                                                                   ------------

Net loss                                                           $   (830,932)
                                                                   ============


See accompanying notes to consolidated financial statements.

NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


Year Ended December 31, 1998
-----------------------------------------------------------------------------------------------------------------------------

                                                                                              Capital          Retained
                                                                  Class A                    in Excess         Earnings
                                                                Common Stock                  of Par         (Accumulated
                                                          Shares            Amount             Value           Deficit)

Balances, January 1, 1998                                    1,038,000   $        10,380 $         415,303 $         265,888

Issuance of common stock                                        60,000               600           399,400

Dividends                                                                                                           (200,000)

Net loss                                                                                                            (830,932)
                                                         --------------------------------------------------------------------

Balances, December 31, 1998                                  1,098,000   $        10,980   $       814,703   $      (765,044)

                                                         ====================================================================


        See accompanying notes to consolidated financial statements.

NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

--------------------------------------------------------------------------------
Year Ended December 31, 1998
--------------------------------------------------------------------------------
Cash flows from operating activities
Net loss                                                            $  (830,932)
Deduct loss from discontinued operations                               (476,898)
                                                                    -----------
Loss from continuing operations                                        (354,034)
Adjustments to reconcile loss from continuing operations
 to net cash used in operating activities:
Depreciation and amortization                                           174,392
Write off of deferred loan costs                                        180,000
Changes in operating assets and liabilities:
Increase in accounts receivable                                        (361,663)
Decrease in inventories                                                   6,886
Decrease in other current assets                                          5,752
Decrease in other assets                                                 10,275
Increase in accounts payable and accrued expenses                       127,983
Increase in deferred revenues                                           105,031
Increase in commissions payable                                          91,437
Increase in other current liabilities                                     5,237
                                                                    -----------

Net cash used in operating activities of continuing operations           (8,704)
Net cash provided by operating activities of discontinued
operations                                                              514,208
                                                                    -----------

Net cash provided by operating activities                               505,504

Cash flows from investing activities
Purchases of property and equipment                                    (263,334)
Acquisition of business, net of cash acquired                          (249,430)
Purchases of software                                                   (55,733)
                                                                    -----------

Net cash used in investing activities                                  (568,497)
                                                                    -----------

Cash flows from financing activities
Payments for deferred loan costs                                       (184,110)
Repayments of line of credit, bank                                     (250,000)
Proceeds from line of credit, bank                                       60,131
Proceeds from loan payable                                            2,000,000
Increase in restricted cash                                            (501,929)
Repayments of obligations under capital leases                         (114,901)
Repayments of assumed liabilities                                      (252,618)
Dividends paid to stockholders                                         (200,000)
                                                                    -----------

Net cash provided by financing activities                               556,573
                                                                    -----------

Net increase in cash                                                    493,580

Cash, beginning of year                                                 311,100
                                                                    -----------

Cash, end of year                                                   $   804,680
                                                                    ===========

        See accompanying notes to consolidated financial statements.

NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
Year Ended December 31, 1998
--------------------------------------------------------------------------------
Supplemental disclosures of cash flow
 information, cash paid during the year for:
Interest                                                  $119,324
                                                          --------


Income taxes                                              $ 30,017
                                                          --------

Supplementary schedule of non-cash investing
 and financing activities
Property and equipment recorded pursuant
 to obligations under capital leases                      $ 66,876
                                                          --------

Common stock issued in connection with
 acquisition (Note 7)                                     $400,000
                                                          --------


        See accompanying notes to consolidated financial statements.

NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.          Nature of business                 NETLAN Enterprises, Inc. and Subsidiaries ("NETLAN") provides its client base strategic technology and education solutions. NETLAN designs, develops and implements collaborative computing applications providing client organizations the ability to replace paper-based processes with enhanced computer-based applications. In addition, NETLAN provides authorized technical education for
                                               Citrix, Lotus Development Corporation, Microsoft Corporation and Novell Inc. to
                                               its client base. NETLAN also provides services related to the expanding internet marketplace through its Interactive Applications Division. These services include internet strategy development and analysis, internet marketing strategy development and implementation, web site development, development and implementation of CD-ROM based and web based custom training applications.
                                               NETLAN's services and products are provided to commercial, government and not-for-profit organizations. Substantially all of NETLAN's revenues are derived from customers in the New York Metropolitan area.





2.          Summary of significant
             accounting policies               Principles of Consolidation

                                               The consolidated financial statements include the accounts of NETLAN
                                               Enterprises, Inc. and its wholly owned subsidiaries: Netlan Inc., Netlan II
                                               Inc., and Netlan Acquisition Corp. (collectively "the Company"). On November 3,
                                               1998, stockholders of Netlan Inc. and Netlan II Inc. contributed 100% of their stock to NETLAN Enterprises, Inc. in exchange for 1,038,000 shares under a reorganization. Accordingly, the transaction has been accounted for as a merger of entities under common control, similar to a pooling of interests.
                                               Simultaneous with the above transaction, Netlan Enterprises, Inc. acquired the net liabilities of a company in exchange for 60,000 shares of common stock. The transaction has been recorded for under the purchase method of accounting. All significant intercompany transactions and balances have been eliminated.



                                               Inventories

                                               Inventories are stated at the lower of cost or net realizable value, determined on the "first-in, first-out" (FIFO) basis.

                                               Property and Equipment

                                               Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over estimated useful lives ranging from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases.

NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------



  2.        Summary of significant
             accounting policies
             (continued)                       Intangible Assets

                                               Intangible assets are amortized on a straight-line method over their estimated useful lives as follows:

                                                                                                           Estimated
                                                        Asset                                             Useful Life

                                                    Goodwill                                                 5 Years
                                                    Deferred software costs                                  3 Years

                                               Income Taxes

                                               NETLAN's stockholders have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. Accordingly, the individual stockholders are liable for taxes on corporate income and receive the benefit of allowable corporate losses.

                                               Use of Estimates

                                               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
                                               Actual results could differ from those estimates.

                                               Revenue Recognition

                                               Internet applications revenue is recognized on a percentage-of-completion basis. The revenues and costs related to the unearned portion of a contract are treated as deferred revenues and prepaid expenses in the accompanying consolidated balance sheet. In addition, educational services revenue is recognized upon completion of the seminar and based on the class attended.
                                               Deferred revenues include amounts billed for training seminars and classes that have not been completed.




NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------





3.  Inventories                                At December 31, 1998, inventories consist of the following:

                                               Spare parts                                                       $  67,581
                                               Course materials                                                     64,575
                                                                                                          -----------------

                                                                                                                 $ 132,156
                                                                                                          =================

4.  Property and equipment                     At December 31, 1998, property and equipment consist of the following:

                                               Furniture and fixtures                                                $  300,257
                                               Office, classroom, and lab equipment                                   1,739,332
                                               Leasehold improvements                                                   102,542
                                                                                                                ---------------

                                                                                                                      2,142,131
                                               Accumulated depreciation
                                                and amortization                                                      1,392,978
                                                                                                                ---------------

                                                                                                                     $  749,153
                                                                                                                ===============




                                               Depreciation and amortization expense from continuing operations for the year ended December 31, 1998 was $134,868.


NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------




5.          Intangible assets                  At December 31, 1998, intangible assets consist of the following:

                                                   Goodwill                                                           $  941,717
                                                   Deferred software costs                                                97,403
                                                                                                               ------------------

                                                                                                                       1,039,120
                                                   Accumulated amortization                                               35,414
                                                                                                               ------------------

                                                                                                                      $1,003,706
                                                                                                               ==================

                                               Amortization expense from continuing operations for the year ended December 31,
                                               1998 was $39,524.

6.          Acquisition                        On November 3, 1998, the Company purchased the net liabilities of Interactive
                                               Communications International, Inc., ("ICI") in exchange for 60,000 shares of the Company's common stock (valued at $400,000) and payment of costs associated with the acquisition ($259,280). Goodwill recorded in the acquisition amounted to $941,717. The acquisition has been recorded under the purchase method of accounting. The net liabilities acquired were recorded at their approximate fair values, and are summarized as follows:

                                                  Cash                                                                $   9,850
                                                  Accounts receivable                                                    97,125
                                                  Property and equipment, net                                            84,543
                                                  Intangible assets                                                     941,717
                                                  Accounts payable                                                     (221,338)
                                                  Loans payable                                                        (107,000)
                                                  Other current liabilities                                            (145,617)
                                                                                                              ------------------

                                                                                                                      $ 659,280
                                                                                                              ==================

                                               The following unaudited pro forma information for 1998 gives effect to the acquisition of ICI as if it had occurred on January 1, 1998:

                                               Revenues                                                         $  4,631,000
                                               Net loss                                                              560,000


7.          Line of credit, bank               On March 31, 1998, the Company obtained a $1.5 million revolving line of credit which bears interest at the bank's base rate plus 1.75%. The line of credit is collateralized by substantially all of the Company's assets and is personally guaranteed by certain stockholders of the Company. The maximum amount the Company can borrow on the line of credit is the lesser of $1.5 million or 85% of the net amount of Acceptable Accounts Receivable, as defined in the line of credit agreement. At December 31, 1998, the balance outstanding on this revolving line of credit was $60,131 (Note 17).




NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


8.          Loan payable                       In order to finance the acquisition (Note 6), the Company obtained financing in the form of a loan payable of $2,000,000 bears interest at 10.25% and matures
                                               November 3, 2005 (Note 17). Interest is payable in monthly installments beginning on December 1, 1998. Principal is payable in monthly installments of $33,333 beginning on November 1, 2000 through the maturity date. The loan agreement contains various restrictions and covenants. The loan includes warrants to purchase
                                               102,000 shares or approximately 8.5% of the Company's common stock, as defined in the agreement, at $14.42 per share through June 30, 2009. On or after November 3,
                                               2003, the Company may repurchase the warrant at a call price as defined in the agreement. In addition, the lender may require the Company to repurchase the warrant at a put price, as defined in the agreement.

                                               In exchange for professional services rendered in connection with the financing, the Company has granted an unrelated consulting firm warrants to purchase 137,000 shares of the Company's common stock at $14.42 per share through October 3, 2008.

                                               The Company is required to establish and maintain an escrow fund of $500,000 in accordance with an agreement with the lender. Upon achieving earnings before interest, income taxes, depreciation and amortization of at least $900,000, the funds may be distributed to the Company. If the Company fails to achieve this earnings level by March 31, 2000, then the balance of the escrow fund will be applied to the outstanding balance of the loan payable (Note 17).

NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------




 9.         Obligations under
             capital leases                    At December 31, 1998, obligations under capital leases consist of the following:


                                               Various leases with monthly
                                                payments aggregating $11,613                                       $ 196,779
                                               Less amount representing
                                                interest                                                              23,195
                                                                                                            -----------------

                                               Present value of lease payments                                       173,584
                                               Less current portion                                                   77,292
                                                                                                            -----------------

                                                                                                                   $  96,292
                                                                                                            =================


                                               Scheduled aggregate payments on obligations under capital leases are as follows:


                                                      Years ending December 31,
                                                                 1999                                                $  93,215
                                                                 2000                                                   73,720
                                                                 2001                                                   29,844
                                                                                                             ------------------

                                                                                                                     $ 196,779
                                                                                                             ==================







                                               At December 31, 1998, property and equipment includes assets acquired under capital leases with a cost of $461,259 and accumulated depreciation of $290,252.




NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





10.         Profit sharing plan                The Company has a 401(k) profit sharing plan, which covers substantially all employees that meet certain eligibility requirements. The participants of the plan are permitted to defer up to 15% of their compensation annually, however, the deferral may not exceed limits imposed by the Internal Revenue Code. The
                                               Company makes an annual contribution matching up to three percent of total compensation. Any additional contributions to the plan by the Company are made at the discretion of the Company's Board of Directors. Contributions under this plan were approximately $63,000 for the year ended December 31, 1998.


NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


11.         Stock options
                                               In November 1998, the Board of Directors and the Stockholders of the Company
                                               approved the NETLAN Incentive Stock Option Plan (the "Plan"), as amended. The
                                               Plan provides for the granting of stock options, for up to 100,000 common shares, to key employees at a price not less than fair market value at the date of the grant. The stock options are exercisable in five annual installments beginning with the first anniversary date of employment of the key employee and expire 10 years from the date of the grant or upon termination of employment. As of December 31, 1998, the stock options outstanding, exercisable, and available for grant are 22,600, 22,600 ("grandfathered" from a predecessor option plan in existence prior to the Plan), and 77,400, respectively. All options were granted at a price of $3.19 per share. Pro forma net loss for 1998, assuming the application of the fair value method under Statement of Financial Accounting
                                               Standards No. 123, "Accounting for Stock-Based Compensation," approximates the net loss, as reported.










12.         Concentration of credit
             risk                              The Company maintains its cash balances in financial institutions located in the
                                               New York Metropolitan area. At various times the Company's cash balances may exceed the federally insured deposit limit of $100,000.



13.         Commitments and
             contingencies                     The Company leases its office facilities under four operating leases expiring in
                                               2001. The leases provide for minimum annual rent plus adjustments for increases in the Consumer Price Index and certain expenses over base period amounts.
                                               Aggregate future minimum rental payments are as follows:


                                                      Years ending December 31,
                                                                  1999                                                $ 296,900
                                                                  2000                                                  297,200
                                                                  2001                                                  194,200
                                                                                                              ------------------

                                                                                                                      $ 788,300
                                                                                                              ==================







                                               Rent expense for the year ended December 31, 1998 was approximately $87,000.

                                               The Company has standby letters of credit under the revolving line of credit
                                               (Note 7) with the bank aggregating $200,000. These letters of credit collateralize the Company's obligations to third parties for the purchase of inventories.

                                               The Company is a defendant in various lawsuits related to matters arising in the normal course of business. It is the opinion of management that the disposition of these lawsuits will not, individually or in the aggregate, materially adversely affect the consolidated financial position, results of operations or cash flows of the Company.


                                      F-41





NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------------------------



14.         Related party transaction          At December 31, 1998, the Company had loans payable to stockholders of $39,774, which are included in other current liabilities. The loans bear interest at
                                               3.20% and are due on demand.


15.         Liquidity                          The Company has incurred a loss from continuing opertions of approximately
                                               $354,000 and has a working capital deficit of approximately $2,152,000 at
                                               December 31, 1998. The Company's plans include seeking strategic investors or technology partners to fund its operating losses and financing arrangements.
                                               Management believes that, despite the financial hurdles going forward, it has under development, a business plan that, if successfully funded, can significantly improve operating results (Note 17). The support of the Company's vendors, customers, lenders, stockholders and employees  will continue to be key to the
                                               Company's future success. Long-term liquidity is dependent on the Company's ability to obtain long-term financing and attain profitable operations.

16.         Segment information                The Company has two reportable segments: NetLan II Inc. and NetLan Acquisition
                                               Corp. ("ICI"). The NetLan II Inc. segment provides authorized technical education and training. The ICI segment provides services relating to internet strategy development and analysis, internet marketing strategy development and implementation, website development and CD-ROM based and web based custom training applications and design, development and implementation of collaborative computing applications. Some business activities cannot be classified in the aforementioned segments and are shown under "corporate".

                                               Operating segment information for the year ended December 31, 1998 is summarized as follows (in thousands):

                                                             NETLAN
                                                           ACQUISITION
                                                              CORP.
                                         NETLAN II INC.      ("ICI")        CORPORATE       CONSOLIDATED

                Revenues                  $   2,647        $   1,067        $     --         $ 3,714
                                        ------------------------------------------------------------------
                Operating income (loss)   $      91        $    (139)       $     (85)       $  (133)
                                        ------------------------------------------------------------------
                Interest expense          $     (11)       $      (1)       $    (209)       $  (221)
                                        ------------------------------------------------------------------
                Depreciation and
                  amortization            $     124        $      39        $      11        $    174
                                        ------------------------------------------------------------------
                Total assets              $     815        $   1,978        $   1,345        $  4,138
                                        ------------------------------------------------------------------
                Capital expenditures      $      45        $       2        $     --         $     47
                                        ------------------------------------------------------------------

                                               The total assets in the above table include the assets from continuing operations only, total assets of Netlan Inc., the discontinued segment, were $1,527 as of December 31, 1998. In addition, Netlan Inc. incurred capital expenditures of $216 for the year ended December 31, 1998.




17.         Subsequent events                  In January 1999, the Company obtained a $2.5 million revolving line of credit which bears interest at the bank's base rate plus .6%. The line of credit is collateralized by substantially all of the Company's assets and is personally guaranteed by certain stockholders of the Company. The maximum amount the
                                               Company can borrow on the line of credit is the lesser of $2.5 million or 85% of the net amount of Acceptable Accounts Receivable, as defined in the line of credit agreement. In February 1999, the bank froze the outstanding borrowings of approximately $583,000 under the revolving line of credit.


                                               On March 31, 1999, the Company issued warrants to the Company's lender of the
                                               $2,000,000 loan to purchase 4,000 shares or approximately .3323% of the Company's common stock, as defined in the agreement, at $6.25 per share through June 30,
                                               2009.

                                               On July 19, 1999, the Company amended its certificate of incorporation increasing the authored shares of common stock to 2,700,000 of which 2,500,000 shares are designated as voting (class A) and 200,000 shares are designated as non-voting (class B). As a result of the amendment, the shareholders approved to issue 99 voting shares of common stock for each of the 10,980 voting shares then outstanding. The accompanying consolidated financial statements have been restated to give effect of this transaction.

                                               On July 19, 1999, the Company amended its incentive stock option plan (the
                                               "Plan") which provides for the granting of stock options, for up to 83,700 class B common shares, to key employees at a price not less than fair market value at the date of the grant. The stock options expire and terminate automatically upon the earlier of thirty days following cessation of employment by the Company, three months following effective date of the grantee's retirement, one year following the date on which the grantee's services ceases with the Company due to death or disability, or the date of expiration of the option determined by the Board of Directors of the Company. The Company granted 27,967 stock options at $1.50 per share, the fair value at the date of the grant.


                                      F-42





NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------





18.           Subsequent events               On July 22, 1999, balance of the escrow fund of
              (continued)                     $500,000 was applied to the  outstanding balance of the
                                              $2,000,000 loan payable (Note 8).

                                              On October 31, 1999, the Company discontinued its services relating to computer network design, consulting, implementation, integration, procurement and support. In 1998, the loss from discontinued operations, net of tax benefit, was approximately $477,000 and revenues from discontinued operations were approximately $12,846,000. The accompanying consolidated financial statements have been restated to reflect the income and expenses relating to these operations as loss from discontinued operations, net of tax benefit.

                                              On December 1, 1999, the Company issued 1,368,000 additional shares of its common stock to certain of its existing stockholders/employees and to one of its employees for no consideration.

                                              As of January 7, 2000, the Company is in default of certain financial covenants set forth in the revolving line of credit agreement.

                                              As of January 7, 2000, the Company is in violation of certain covenants set forth in the $2,000,000 loan agreement and as a result, the $2,000,000 is reflected in current liabilities in the accompanying consolidated balance sheet.

                                              On January 7, 2000, the Company signed a letter of intent with eB2B Commerce,
                                              Inc. ("eB2B.com") whereby the Company's shareholders will exchange 100% of their common stock for 125,000 equivalent shares, as defined in the agreement, of
                                              eB2B.com.



NETLAN ENTERPRISES, INC.AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(UNAUDITED)


================================================================================

SEPTEMBER 30, 1999
--------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
  Cash                                                         $         207,856
  Accounts receivable, less allowance for doubtful
    accounts of $31,000                                                  788,987
  Inventories                                                             49,976
  Other current assets                                                    19,985
                                                               -----------------
        Total current assets                                           1,066,804
                                                               -----------------

PROPERTY AND EQUIPMENT, net                                              784,306
                                                               -----------------

OTHER ASSETS
  Intangible asset, net                                                  781,279
  Other                                                                   70,401
                                                               -----------------
                                                                         851,680
                                                               -----------------

                                                               $       2,702,790
                                                               =================


LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
  Line of credit, bank                                         $         582,704
  Loan payable                                                         1,500,000
  Accounts payable and accrued expenses                                1,454,117
  Obligations under capital leases, current portion                      170,780
  Due to stockholders                                                     32,888
  Deferred revenues                                                      498,644
  Other current liabilities                                              122,974
                                                               -----------------
        Total current liabilities                                      4,362,107
                                                               -----------------

LONG-TERM LIABILITIES
  Obligations under capital leases, less current portion                  98,846
                                                               -----------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT
  Class A common stock, .01 par value,
    authorized 2,500,000 shares,
    issued and outstanding 1,098,000 shares                               10,980
  Class B common stock, .01 par value,
    authorized 200,000 shares, no shares
    issued or outstanding
  Capital in excess of par value                                         814,703
  Accumulated deficit                                                 (2,583,846)
                                                               -----------------
        Total stockholders' deficit                                   (1,758,163)
                                                               -----------------
                                                               $       2,702,790
                                                               =================


See notes to unaudited consolidated financial statements.

NETLAN ENTERPRISES, INC.AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)


================================================================================

NINE MONTHS ENDED SEPTEMBER 30, 1999
--------------------------------------------------------------------------------
REVENUES
  Internet applications                                        $       1,295,874
  Educational services                                                 1,654,593
  Other                                                                   75,508
                                                               -----------------
                                                                       3,025,975
                                                               -----------------

COST OF REVENUES
  Internet applications                                                  878,324
  Educational services                                                 1,074,828
                                                               -----------------
                                                                       1,953,152
                                                               -----------------

GROSS PROFIT                                                           1,072,823

OPERATING EXPENSES                                                     1,793,011
                                                               -----------------

LOSS FROM OPERATIONS                                                    (720,188)

OTHER EXPENSES
INTEREST EXPENSE                                                         167,518
LOSS FROM DISPOSAL OF ASSETS                                              55,775
                                                               -----------------
                                                                         223,293
                                                               -----------------

LOSS FROM CONTINUING OPERATIONS                                         (943,481)

LOSS FROM DISCONTINUED OPERATIONS                                       (875,321)
                                                               -----------------

NET LOSS                                                       $      (1,818,802)
                                                               =================


See notes to unaudited consolidated financial statements.

NETLAN ENTERPRISES, INC.AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
(UNAUDITED)

================================================================================

NINE MONTHS ENDED SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

                                                              CLASS A              CAPITAL IN
                                                            COMMON STOCK            EXCESS OF      ACCUMULATED
                                                       SHARES         AMOUNT        PAR VALUE        DEFICIT          TOTAL

BALANCES, January 1, 1999                             1,098,000     $   10,980     $   814,703     $  (765,044)    $    60,639

NET LOSS                                                                                            (1,818,802)     (1,818,802)
                                                    ----------------------------------------------------------------------------
BALANCES, September 30, 1999                          1,098,000     $   10,980     $   814,703     $(2,583,846)    $(1,758,163)
                                                    ============================================================================


See notes to unaudited consolidated financial statements.

NETLAN ENTERPRISES, INC.AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

================================================================================

NINE MONTHS ENDED SEPTEMBER 30, 1999
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                     $      (1,818,802)
  Deduct loss from discontinued operations                               875,321
                                                               -----------------
  Loss from continuing operations                                       (943,481)
  Adjustments to reconcile loss from continuing operations
    to net cash provided by continuing operations:
      Depreciation and amortization                                      235,329
      Write-off of deferred software costs                                74,169
      Changes in operating assets and liabilities:
      Decrease in accounts receivable                                    407,879
      Decrease in inventories                                             21,599
      Increase in other current assets                                   (16,671)
      Increase in other assets                                           (47,801)
      Increase in accounts payable and accrued expenses                  764,077
      Decrease in deferred revenues                                      (15,251)
      Decrease in other current liabilities                               (3,250)
                                                               -----------------

  Net cash provided by continuing operations                             476,599
  Net cash used in discontinued operations                            (1,382,077)
                                                               -----------------

NET CASH USED IN OPERATING ACTIVITIES                                   (905,478)
                                                               -----------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment                                    (83,484)
  Decrease in restricted cash                                              1,929
                                                               -----------------

NET CASH USED IN INVESTING ACTIVITIES                                    (81,555)
                                                               -----------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings from line of credit, bank                                   522,573
  Principal repayments of obligations under capital leases              (132,364)
                                                               -----------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                390,209
                                                               -----------------

NET DECREASE IN CASH                                                    (596,824)

CASH, beginning of period                                                804,680
                                                               -----------------

CASH, end of period                                            $         207,856
                                                               =================


See notes to unaudited consolidated financial statements.

NETLAN ENTERPRISES, INC.AND SUBSIDIARIES

(UNAUDITED)

================================================================================

NINE MONTHS ENDED SEPTEMBER 30, 1999
--------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION,
  cash paid during the period for interest                     $         200,500
                                                               =================


SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES
    Property and equipment recorded pursuant to
      obligations under capital leases                         $         228,406
                                                               =================


    In 1999, the Company used restricted cash of $500,000 to pay down the loan payable.


See notes to unaudited consolidated financial statements.

NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

================================================================================




1.   BASIS OF PRESENTATION         These financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 1998. Interim results are not necessarily indicative of results that may be expected for the full fiscal year. All adjustments that are of a normal and recurring nature and, in the opinion of management, necessary for a fair presentation have been included.


2.   NATURE OF BUSINESS            NETLAN Enterprises Inc. and Subsidiaries ("NETLAN") provides its client base strategic technology and education solutions. NETLAN designs, develops and implements collaborative computing applications providing client organizations the ability to replace paper-based processes with enhanced computer-based applications. In addition, NETLAN provides authorized technical education for Citrix, Lotus Development Corporation, Microsoft Corporation, and Novell Inc. to its client base. NETLAN also provides services related to the expanding internet marketplace through its
                                   Interactive Applications Division. These services include internet strategy development and analysis, internet marketing strategy development and implementation, web site development, development and implementation of CD-ROM based and web based custom training applications.
                                   NETLAN's services and products are provided to commercial, government and not-for-profit organizations. Substantially all of NETLAN's revenues are derived from customers in the New York
                                   Metropolitan area.


3.   SUMMARY OF SIGNIFICANT
       ACCOUNTING POLICIES         Principles of Consolidation

                                   The consolidated financial statements include the accounts of NETLAN Enterprises, Inc. and its wholly owned subsidiaries: Netlan Inc., Netlan II Inc., and Netlan Acquisition Corp.
                                   (collectively "the Company").


                                   Inventories

                                   Inventories are stated at the lower of cost or net realizable value, determined on the "first-in, first-out" (FIFO) basis.


                                   Property and Equipment

                                   Property and equipment are stated at cost less accumulated depreciation and amortization.
                                   Depreciation is calculated on the straight-line method over estimated useful lives ranging from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases.

NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

================================================================================




3.   SUMMARY OF SIGNIFICANT
       ACCOUNTING POLICIES
       (CONTINUED)                 Intangible Asset

                                   Goodwill is amortized on a straight-line method over its estimated useful life of 5 years.


                                   Income Taxes

                                   NETLAN's stockholders have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. Accordingly, the individual stockholders are liable for taxes on corporate income and receive the benefit of allowable corporate losses.


                                   Use of Estimates

                                   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                   Revenue Recognition

                                   Internet applications revenue is recognized on a percentage-of-completion basis. The revenues and costs related to the unearned portion of a contract are treated as deferred revenues and prepaid expenses in the accompanying consolidated balance sheet. In addition, educational service revenue is recognized upon completion of the seminar and based on the class attended. Deferred revenues include amounts billed for training seminars and classes that have not been completed.

NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

================================================================================




4.   INVENTORIES                   At September 30, 1999, inventories consist of the following:

                                    Spare parts                         $  7,000
                                    Course materials                      42,976
                                                                        --------
                                                                        $ 49,976
                                                                        ========


5.  PROPERTY AND EQUIPMENT         At September 30, 1999, property and equipment consist of the following:

                                    Furniture and fixtures            $  300,257
                                    Office,classroom and
                                       lab equipment                   2,051,222
                                    Leasehold improvements               102,541
                                                                      ----------
                                                                      $2,454,020
                                    Accumulated depreciation
                                       and amortization                1,669,714
                                                                      ----------
                                                                      $  784,306
                                                                      ==========

                                   Depreciation and amortization expense from continuing operations for the nine months ended
                                   September 30, 1999 was $87,000.

NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

================================================================================




6.   INTANGIBLE ASSET

                                   At September 30, 1999, Intangible asset consists of the following:

                                    Goodwill                         $   941,717
                                    Less accumulated amortization        160,438
                                                                     -----------
                                                                     $   781,279
                                                                     ===========

                                   Amortization expense from continuing operations for the nine months ended
                                   September 30, 1999 was approximately $148,000.



                                      F-52





NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

================================================================================





7.   LINE OF CREDIT, BANK          In January 1999, the Company obtained a $2.5 million revolving line of credit which bears interest at the bank's base rate plus .6%. The line of credit is collateralized by substantially all of the Company's assets and is personally guaranteed by certain stockholders of the Company.
                                   The maximum amount the Company can borrow on the line of credit is the lesser of $2.5 million or
                                   85% of the net amount of Acceptable Accounts Receivable, as defined in the line of credit agreement. In February 1999, the bank froze the outstanding borrowings of approximately $583,000 under the line of credit (Note 18).


8.   LOAN PAYABLE                  On November 3, 1998 the Company obtained financing in the form of a loan payable of $2,000,000 which bears interest at 10.25% and matures November 3, 2005. Interest is payable in monthly installments beginning on December 1, 1998. Principal is payable in monthly installments of $33,333 beginning on November 1, 2000 through the maturity date. The loan agreement contains various restrictions and covenants. The loan includes warrants to purchase
                                   102,000 shares or 8.5% of the Company's common stock at $14.42 per share through June 30, 2009.
                                   On or after November 3, 2003, the Company may repurchase the warrant at a call price as defined in the agreement. In addition, the lender may require the Company to repurchase the warrant at a put price, as defined in the agreement. In addition, the lender may require the Company to repurchase the warrant at a put price, as defined in the agreement. The Company is required to establish and maintain an escrow fund of $500,000 in accordance with an agreement with the lender. On July 22, 1999, balance of the escrow fund of $500,000 was applied to the outstanding balance of the $2,000,000 loan payable (Note 18).

                                   In exchange for professional services rendered in connection with the financing, the Company has granted an unrelated consulting firm a warrant to purchase 137,000 shares of the Company's common stock at $14.42 per share through October 3, 2008.

                                   On March 31, 1999, the Company issued a warrant to lender of the $2,000,000 loan payable to purchase 4,000 shares or .3323% of the Company's common stock at $6.25 per share through June 30,
                                   2009.


NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

================================================================================




9.   OBLIGATIONS UNDER
       CAPITAL LEASES              At September 30, 1999, obligations under capital leases consist of the following:

                                    Various leases with monthly
                                      payments aggregating $15,518     $ 299,646
                                    Less amount representing interest     30,020
                                                                       ---------
                                    Present value of lease payments      269,626
                                    Less current portion                 170,780
                                                                       ---------
                                                                       $  98,846
                                                                       =========

                                   Scheduled aggregate payments on obligations under capital leases are as follows:

                                    YEARS ENDING SEPTEMBER 30,
                                                 2000                  $ 195,494
                                                 2001                     93,700
                                                 2002                     10,452
                                                                       ---------
                                                                       $ 299,646
                                                                       =========

                                   At September 30, 1999, property and equipment includes assets acquired under capital leases with a cost of approximately $484,000 and accumulated depreciation of approximately $143,000.

NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

================================================================================




10.  PROFIT SHARING PLAN           The Company has a 401(k) profit sharing plan, which covers substantially all employees that meet certain eligibility requirements. The participants of the plan are permitted to defer up to 15%
                                   of their compensation annually, however, the deferral may not exceed limits imposed by the
                                   Internal Revenue Code. The Company makes an annual contribution matching up to three percent of total compensation. Any additional contributions to the plan by the Company are made at the discretion of the Board of Directors. Contributions under this plan were approximately $40,000 for the nine months ended September 30, 1999.


11.  STOCKHOLDERS' EQUITY          On July 19, 1999, the Company amended its certificate of incorporation increasing the authorized shares of common stock to 2,700,000 of which 2,500,000 shares are designated as voting (class A)
                                   and 200,000 shares are designated as non-voting (class B). As a result of the amendment, the stockholders approved to issue 99 voting shares of common stock for each of the 10,980 voting shares then outstanding. The accompanying consolidated financial statements have been restated to give effect of this transaction.


12.  STOCK OPTIONS                 On July 19, 1999, the Company amended its incentive stock option plan (the "Plan ") which provides for the granting of stock options, for up to 83,700 class B common shares, to key employees at a price not less than fair market value at the date of the grant. The stock options expire and terminate automatically upon the earlier of thirty days following cessation of employment by the Company, three months following effective date of the grantee's retirement, one year following the date on which the grantee's services ceases with the Company due to death or disability and the date of expiration of the option determined by the Board of Directors of the
                                   Company. The Company granted 27,967 stock options at $1.50 per share, the fair value at the date of the grant. Had compensation cost for the Plan been determined based on the fair value at the grant dates, consistent with SFAS No. 123, the Company's 1999 net loss would have been adjusted to the pro forma amounts indicated below:

                                    Net loss,as reported           $ (1,818,802)
                                                                     ===========
                                    Net loss,pro forma               (1,837,802)
                                                                     ===========

                                   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999:
                                   risk-free interest rate of 6%; no dividend yield; expected lives of 10 years; and zero volatility.

                                      F-55

NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

================================================================================




13.   CONCENTRATION OF CREDIT
        RISK                       The Company maintains its cash balances in financial institutions located in the New York
                                   Metropolitan area. At various times during the nine months ended September 30, 1999, the
                                   Company's cash balances exceeded the federally insured deposit limit of $100,000.


14.   COMMITMENTS AND
        CONTINGENCIES              The Company leases its office facilities under four operating leases expiring in 2001. The leases provide for minimum annual rent plus adjustments for increases in the Consumer Price Index and certain expenses over base period amounts. Aggregate future minimum rental payments are as follows:

                                    YEARS ENDING SEPTEMBER 30,
                                                 2000                  $ 297,000
                                                 2001                    188,000
                                                                       ---------
                                                                       $ 485,000
                                                                       =========

                                   Rent expense for the nine months  ended  September 30, 1999 was approximately $115,000.

                                   The Company is a defendant in various lawsuits related to matters arising in the normal course of business. It is the opinion of management that the disposition of these lawsuits will not individually or in the aggregate materially adversely affect the consolidated financial position, results of operations or cash flows of the Company.


15.  RELATED PARTY TRANSACTION     At September 30, 1999, the Company had loans payable to stockholders of approximately $33,000.
                                   The loans bear interest at 3.20% and are due on demand.

NETLAN ENTERPRISES, INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

================================================================================




16.  LIQUIDITY                     The Company has incurred a loss from continuing operations of approximately $943,000 and has a working capital deficit of approximately $3,295,000 at September 30, 1999. The Company's plans include seeking strategic investors or technology partners to fund its operating losses and financing arrangements. Management believes that, despite the financial hurdles going forward, it has under development a business plan that, if successfully funded (Note 18), can significantly improve operating results. The support of the Company's vendors, customers, lenders, stockholders and employees will continue to be key to the Company's future success. Long-term liquidity is dependent on the Company's ability to obtain long-term financing and attain profitable operations.


17.  SEGMENT INFORMATION           The Company has two reportable  segments:  Netlan II Inc. and Netlan Acquisition Corp. ("ICI").
                                   The Netlan II Inc. segment provides authorized technical education and training. The ICI segment provides services relating to internet strategy development and analysis, internet marketing strategy development and implementation, web site development, CD-ROM based and web based custom training applications and design, development and implementation of collaborative computing applications. Some business activities cannot be classified in the aforementioned segments and are shown under "Corporate". Those businesses relate mainly to corporate activities of the
                                   Company.

                                   Operating segment information for the nine months ended September 30, 1999 is summarized as follows (in thousands):

                                                                        NETLAN
                                                                      ACQUISITION
                                                                         CORP.
                                               NOTLAN II INC.           ("ICI")             CORPORATE          CONSOLIDATED

                    Revenues                 $    1,724            $     1,302            $       --         $      3,026
                                            =====================================================================================
                    Operating loss           $     (155)           $      (158)           $      (407)       $       (720)
                                            =====================================================================================
                    Total assets             $      933            $     1,293            $       251        $      2,477
                                            =====================================================================================

NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

================================================================================




17.  SEGMENT INFORMATION
       (CONTINUED)                 The total assets in the above table include the assets from continuing operations only, total assets of Netlan Inc., the discontinued segment (Note 18), were $226 as of September 30, 1999.


18.  SUBSEQUENT EVENTS             On October 31, 1999, the Company  discontinued its services relating to computer network  design, network design, consulting, implementation, integration, procurement and support. For the nine months ended September 30, 1989, the loss from discontinued operations, net of tax benefit was approximately $875,000 and revenues from discontinued operations were approximately $5,348,000.
                                   The accompanying consolidated financial statements have been restated to reflect the income and expenses relating to these operations as loss from discontinued operations.

                                   On December 1, 1999, the Company issued 1,368,000 additional shares of its common stock to certain of its existing stockholders/employees and to one of its employees for no consideration.
                                   The Company will charge compensation for the fair value of the shares issued.

                                   On January 7, 2000, the Company signed a letter of intent with eB2B Commerce, Inc. ("eB2B.com")
                                   whereby the Company's shareholders will exchange 100% of their common stock for 125,000 equivalent shares, as defined in the agreement, of eB2B.com.

                                   As of January 22, 2000, the Company is in default of certain financial covenants set forth in the line of credit agreement.

                                   As of January 7, 2000, the Company is in violation of certain covenants set forth in the
                                   $1,500,000 loan agreement and as a result, the $1,500,000 is reflected in current liabilities in the accompanying consolidated balance sheet.


                                     PART II

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's certificate of incorporation provides that the Company will indemnify any person who is or was a director, officer, employee or agent of the Company to the fullest extent permitted by the New Jersey Business Corporation Act, and to the fullest extent otherwise permitted by law. The New Jersey law permits a New Jersey corporation to indemnify its directors, officers, employees and agents against liabilities and expenses they may incur in such capacities in connection with any proceeding in which they may be involved, unless a judgment or other final adjudication adverse to the director, officer, employee or agent in question establishes that his or her acts or omissions (a) were in breach of his or her duty of loyalty (as defined in the New Jersey law) to the Company or its stockholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in the receipt by the director, officer, employee or agent of an improper personal benefit.

         Pursuant to the Company's certificate of incorporation and the New Jersey law, no director or officer of the Company will be personally liable to the Company or to any of its stockholders for damages for breach of any duty owed to the Company or its stockholders, except for liabilities arising from any breach of duty based upon an act or omission (i) in breach of such director's or officer's duty of loyalty (as defined in the New Jersey law to the Company or its stockholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such director or officer of an improper personal benefit.

         In addition, the Company's bylaws include provisions to indemnify its officers and directors and other persons against expenses, judgments, fines and amounts incurred or paid in settlement in connection with civil or criminal claims, actions, suits or proceedings against such persons by reason of serving or having served as officers, directors, or in other capacities, such person acted in good faith, and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, in a criminal action or proceeding, if he had no reasonable cause to believe that his/her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or that he or she had reasonable cause to believe his or her conduct was unlawful. Indemnification as provided in the bylaws will be made only as authorized in a specific case and upon a determination that the person met the applicable standards of conduct.

ITEM 21.          EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            TITLE

2.1      Definitive Merger Agreement by and between eB2B Commerce, Inc. and
         DynamicWeb Enterprises, Inc., dated December 1, 1999.#


2.2      Letter Agreement by and between eB2B Commerce, Inc. and DynamicWeb
         Enterprises, Inc., dated November 10, 1999.#

2.3      Amendment No. 1 to the Letter Agreement by and between eB2B Commerce,
         Inc. and DynamicWeb Enterprises, Inc., dated November 19, 1999.#


3.1.1 Certificate of Incorporation of DynamicWeb Enterprises, Inc., as filed with the Secretary of State of New Jersey on August 7, 1979 (incorporated by reference to Exhibit 3.1.1 filed with Registrant's Annual Report on Form 10-K for the Year ended December 31, 1991).

3.1.2    Certificate of Amendment to the Certificate of Incorporation of DynamicWeb
         Enterprises, Inc., as filed with the Secretary of State of New Jersey on
         May 19, 1980 (incorporated by reference to Exhibit 3.1.2 filed with
         Registrant's Annual Report on Form 10-K for the Year ended December 31, 1991).

3.1.3    Certificate of Amendment to the Certificate of Incorporation of DynamicWeb
         Enterprises, Inc., as filed with the Secretary of State of New Jersey on
         April 1981 (incorporated by reference to Exhibit 3.1.3 filed with Registrant's
         Annual Report on Form 10-K for the Year ended December 31, 1991).

3.1.4    Certificate of Amendment to the Certificate of Incorporation of DynamicWeb
         Enterprises, Inc., as filed with the Secretary of State of New Jersey on April
         24, 1986 (incorporated by reference to Exhibit 3.1.4 filed with Registrant's
         Annual Report on Form 10-K for the Year ended December 31, 1991).

3.1.5    Certificate of Amendment to the Certificate of Incorporation of DynamicWeb
         Enterprises, Inc., as filed with the Secretary of State of New Jersey on July
         15, 1988 (incorporated by reference to Exhibit 3.1.5 filed with Registrant's
         Annual Report on Form 10-K for the Year ended December 31, 1991).

3.1.6    Certificate of Amendment to the Certificate of Incorporation of DynamicWeb
         Enterprises, Inc., as filed with the Secretary of State of New Jersey on November
         28, 1989 (incorporated by reference to Exhibit 3.1.6 filed with Registrant's
         Annual Report on Form 10-K for the Year ended December 31, 1991).

3.1.7    Certificate of Amendment to the Certificate of Incorporation of DynamicWeb
         Enterprises, Inc., as filed with the Secretary of State of New Jersey on August
         15, 1994 (incorporated by reference to Exhibit 3.1.7 filed with Registrant's
         Annual Report on Form 10-K for the Year ended December 31, 1994).

3.1.8    Certificate of Amendment to the Certificate of Incorporation of DynamicWeb
         Enterprises, Inc., as filed with the Secretary of State of New Jersey on May
         14, 1996, changing the name of the Company to DynamicWeb Enterprises, Inc.
         (incorporated by reference to Exhibit 3.2.3 filed with Registrant's
         Annual Report on Form 10-KSB for the Year ended December 31, 1995).


3.1.9 Certificate of Amendment and Restatement of the Certificate of Incorporation of DynamicWeb Enterprises, Inc., as filed with the Secretary of State of New Jersey on January 6, 1998 (incorporated by reference to Exhibit 3.1.9 filed with Registrant's Registration
         Statement on Form SB-2/A No. 4 filed on January 30, 1998).

3.1.10   Amendment to the Certificate of Incorporation of DynamicWeb
         Enterprises, Inc. dated August 6, 1998, as filed with the Secretary of State of New Jersey on August 7, 1998 (incorporated by reference to
         Exhibit 3.1.10 of Registrant's Registration Statement on Form S-2 filed on November 7, 1998).

3.1.11   Amendment to the Certificate of Incorporation of DynamicWeb
         Enterprises, Inc., dated May 12, 1999, as filed with the State of New
         Jersey on May 18, 1999, regarding the Series A 6% Cumulative Preferred
         Stock.#

3.1.12   Amendment to the Certificate of Incorporation of DynamicWeb
         Enterprises, Inc., dated May 12, 1999, as filed with the State of New
         Jersey on May 13, 1999, regarding the Series B 6% Cumulative Preferred
         Stock. ^

3.2.1    Bylaws of DynamicWeb Enterprises, Inc. adopted August 7, 1979 (incorporated by reference to Exhibit 3.2.1 filed with Registrant's Annual Report on
         Form 10-K for the Year ended December 31, 1991).

3.2.2    Amendments to Bylaws of DynamicWeb Enterprises, Inc., adopted March 8,
         1982 (incorporated by reference to Exhibit 3.2.2 filed with Registrant's
         Annual Report on Form 10-K for the Year ended December 31, 1991).

3.2.3    Amended and Restated Bylaws of DynamicWeb Enterprises, Inc., adopted March
         7, 1997 (incorporated by reference to Exhibit 3.2.3 filed with Registrant's
         Annual Report on Form 10-KSB for the Year ended September 30, 1996).

3.2.4    Amendments to the Bylaws of DynamicWeb Enterprises, Inc., adopted January
         21, 1998 (incorporated by reference to Exhibit 3.2.4 of Registrant's
         Registration Statement on Form SB-2 filed on September 15, 1997 as amended by Registrant's Registration Statement on Form SB-2/A No. 5 filed on January 30, 1998).

3.3.1    Certificate of Incorporation of eB2b Commerce, Inc., dated November 6,
         1998 as filed with the State of Delaware on November 6, 1998.*

3.3.2    Certificate of Amendment to Certificate of Incorporation of eB2b
         Commerce, Inc., dated December 10, 1998 as filed with the State of Delaware on December 10, 1998.*

3.3.3    Certificate of Amendment to Certificate of Incorporation of eB2b
         Commerce, Inc., dated January 19, 1999 as filed with the State of Delaware on January 19, 1999.*

3.3.4    Certificate of Amendment to Certificate of Incorporation of eB2b
         Commerce, Inc., dated March 18, 1999 as filed with the State of Delaware on March 19, 1999.*



3.3.5    Certificate of Designation of Series A Preferred Stock of eB2B
         Commerce, Inc., dated August 10, 1999 as filed with the State of Delaware on August 12, 1999.*

3.3.6    Certificate of Designation of Series B Preferred Stock of eB2B
         Commerce, Inc., dated November 22, 1999 as filed with the State of Delaware on November 22, 1999.*

3.3.7 Certificate of Incorporation of Newco dated ____________, 2000 as filed with the State of Delaware on __________, 2000 (after the merger).*

3.3.8 Certificate of Designation of Series A Preferred Stock of Newco, dated _________________, 2000 as filed with the State of Delaware on ________________, 2000 (after the merger).*

3.3.9 Certificate of Designation of Series B Preferred Stock of Newco, dated _________________, 2000 as filed with the State of Delaware on ________________, 2000 (after the merger).*

3.3.10   By-Laws of Newco (after the merger).*

4.1      Warrant Agreement, dated November 12, 1999, by and between eB2B
         Commerce, Inc. and DynamicWeb Enterprises, Inc.#

4.2 Warrant Certificate in the name of eB2B Commerce, Inc. for 2,500,000 shares of common stock of DynamicWeb Enterprises, Inc., dated November
         10, 1999.#

4.3 Warrant Certificate in the name of eB2B Commerce, Inc. for 5,000,000 shares of common stock of DynamicWeb Enterprises, Inc., dated November
         19, 1999.#

5.1      Form of Opinion of Brown Raysman Millstein Felder & Steiner LLP as to
         Legality.***

10.1     Letter Agreement between DynamicWeb Enterprises, Inc. and Robert J.
         Gailus, dated November 27, 1998.#

10.2     Common Stock Purchase Warrant Agreement between DynamicWeb Enterprises,
         Inc. and Robert Gailus, dated as of November 25, 1998.#

10.3 Employment Agreement between Peter J. Fiorillo and eB2B Commerce, Inc., dated effective as of December 1, 1998.*

10.4 Accrued Salary Stock Purchase Agreement between Peter J. Fiorillo and eB2B Commerce, Inc., dated effective as of December 1, 1998.*



10.5     Executive Performance Equity Agreement between Peter Fiorillo and eB2B
         Commerce, Inc., dated effective as of December 1, 1998.*

10.6 Employment Agreement between Kevin Hayes and eB2B Commerce, Inc., dated effective as of December 1, 1998.*

10.7     Accrued Salary Stock Purchase Agreement between Kevin Hayes and eB2B
         Commerce, Inc., dated effective as of December 1, 1998.*

10.8     Executive Performance Equity Agreement between Kevin Hayes and eB2B
         Commerce, Inc., dated effective as of December 1, 1998.*

10.9 Employment Agreement between Joseph Bentley and eB2B Commerce, Inc., dated effective as of December 1, 1998.*

10.10    Accrued Salary Stock Purchase Agreement between Joseph Bentley and eB2B
         Commerce, Inc., dated effective as of December 1, 1998.*

10.11    Executive Performance Equity Agreement between Joseph Bentley and eB2B
         Commerce, Inc., dated effective as of December 1, 1998.*

10.12    Letter Agreement, dated September 27, 1999, between DynamicWeb
         Enterprises, Inc. and Sands Brothers & Co., Ltd. for financial, strategic and other consulting advice.#

10.13    Common Stock Purchase Warrant Agreement between DynamicWeb Enterprises,
         Inc. and Donner Corp. International, dated as of September 30, 1999.#

10.14    Employment Agreement between James Conners and DynamicWeb Enterprises,
         Inc., dated August 26, 1997, as renewed effective October 1, 1999.#

10.15    Loan Agreement by and between eB2B Commerce, Inc. and DynamicWeb
         Enterprises, Inc., dated November 12, 1999.#

10.16    Common Stock Purchase Warrant Agreement between
         DynamicWeb Enterprises, Inc. and Denis Clark, dated as of November 19,
         1999.#

10.17    Common Stock Purchase Warrant Agreement between DynamicWeb Enterprises,
         Inc. and Peter Baxter, dated as of November 19, 1999.#

10.18    Amendment No. 1 to the Loan Agreement by and between eB2B Commerce,
         Inc. DynamicWeb Enterprises, Inc., dated November 19, 1999.#

10.19    Common Stock Purchase Warrant Agreement between DynamicWeb Enterprises,
         Inc. and Virtual `Ex, dated as of November 19, 1999.#

10.20    Settlement Agreement between DynamicWeb Enterprises, Inc. and Virtual
         `Ex, dated as of November 23, 1999.#

10.21    Agency Agreement between Commonwealth Associates, L.P. and eB2B
         Commerce, Inc., dated October , 1999.*

10.22    Amended Agency Agreement between Commonwealth Associates, L.P. and eB2B
         Commerce, Inc., dated October , 1999.*

10.23    Series B Preferred Stock Purchase Warrant Agreement between
         Commonwealth Associates, L.P. and eB2B Commerce, Inc., dated October  ,
         1999.*

10.24    eB2B Commerce, Inc. 2000 Stock Option Plan (after the merger).***


11.      Not applicable.

20.      Fairness Opinion of Auerbach, Pollack & Richardson, Inc.*

21.      Not applicable.

23.1     Consent of Brown Raysman Millstein Felder & Steiner LLP (included in
         Exhibit 5.1).

23.2     Consent of Richard A. Eisner & Company, LLP*

23.3     Consent of Ernst & Young LLP*

23.4     Consent of Rothstein, Kass & Company, P.C.*

27.      Financial Data Schedule (EDGAR filing only).#

99.1     Proxy Card of DynamicWeb Enterprises, Inc.*



*        Filed herewith

** Incorporated here by reference to the Current Report on Form 8-K/A, dated February 23, 1999, filed by DynamicWeb Enterprises, Inc. with the Securities and Exchange Commission.

***      To be filed by amendment.

+ Incorporated here by reference to the Current Report on Form 8-K, dated April 26, 1999, filed by DynamicWeb Enterprises, Inc. with the Securities and Exchange Commission.

^ Incorporated here by reference to the Form S-2 Registration Statement filed with the Securities and Exchange Commission on May 20, 1999.

# Incorporated here by reference to 10-KSB filed with the Securities and Exchange Commission on December 30, 1999.

ITEM 22.          UNDERTAKINGS

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnifications against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, DynamicWeb Enterprises, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfield, State of New Jersey on January 24, 2000.

                                            DYNAMICWEB ENTERPRISES, INC.

                                            By: /s/  STEVEN L. VANECHANOS, JR.
                                                     Steven L. Vanechanos, Jr.
                                                     Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, each person whose signature appears below constitutes and appoints Steve Vanechanos, Sr. and Steven L. Vanechanos, Jr., and each of them, his true and lawful attorney-in-fact, as agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to each such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as each of them might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1934, this registration statement has been signed by the following persons and in the capacities and on the dates indicated.


/s/ STEVEN L. VANECHANOS, JR.              Chief Executive                    January 24, 2000
       Steven L. Vanechanos, Jr.           Officer and Director

/s/ STEVE VANECHANOS, SR.                  Vice President, Treasurer,         January 24, 2000
       Steve Vanechanos, Sr.               Secretary and Director

/s/ NINA PESCATORE                         Controller                         January 24, 2000
       Nina Pescatore

/s/ DENIS CLARK                            Director                           January 24, 2000
      Denis Clark

/s/ FRANK T. DiPALMA                       Director                           January 24, 2000
     Frank T. DiPalma

/s/ ROBERT DROSTE                          Director                           January 24, 2000
      Robert Droste

/s/ ROBERT GAILUS                          Director                           January 24, 2000
      Robert Gailus

/s/ KENNETH R. KONIKOWSKI                  Director                           January 24, 2000
       Kenneth R. Konikowski

                          STATEMENT OF DIFFERENCES
                          ------------------------

The service mark symbol shall be expressed as ........................ 'sm'